Exhibit 2

TRANSALTA CORPORATION 2003 ANNUAL REPORT

TransAlta™

long-cycle increased availability
business
regulatory uncertainty
rising
natural gas prices
reduced unplanned
outages strong results

TransAlta hits
increased **company record**
availability for electricity production

massive
blackouts **generation**
in Ontario, northeastern U.S., **& wholesale**
sustainable marketing company
growth

2003 ANNUAL REPORT

TA200ARCvr+SpFeb28 2/29/04 5:56 PM Page 2

reduced unplanned outages

electricity production

major trading error
results in
11¢
loss

renewable generation
portfolio grows
balance sheet
sustainability
healthy

credit
agencies
Kyoto

oversupply

price cap
in Ontario

TA2003ARFeb28 2/29/04 7:50 PM Page 1

massive
blackouts
in Ontario, northeastern U.S.

TransAlta completes
CE Gen
acquisition in the U.S.

TransAlta declares
$1.00 per share dividend

regional
oversupply

TransAlta
fires up
two power plants in Mexico

Canada's single largest
wind farm
is complete

TransAlta awarded CEA President's Award of Excellence for
employee safety

TA2003ARFeb28 2/29/04 7:50 PM Page 2

CORPORATE PROFILE

TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

CONTENTS

04_letter to shareholders
14_letter from the chair
15_board of directors
17_management's discussion & analysis
58_consolidated financial statements
100_eleven-year financial & statistical summary
102_shareholder information
103_glossary

2 TRANSALTA CORPORATION AR/03

See glossary on page 103 for key terms

TA2003ARGtfdsFeb28 3/3/04 2:24 PM Page 1
folds 1/8" from trim

The electricity business is full of news and noise. Between blackouts and price caps, oversupply and increased demand, old regulation and new generation, governments and environment, it's not easy to make sense of the issues that affect this industry. Behind the headlines remains TransAlta's sound strategy – an approach that cuts through the confusion to guide us through challenging times:

OPTIMIZE ASSETS

To make money, we have to make megawatts. The trick is successfully operating our 47 generation facilities efficiently and cost-effectively in four different countries. We do it through intelligent growth and a mix of fuel type and market diversity.

CASH IS KING

In tough market conditions, cash rules. Our healthy balance sheet allows us to borrow, buy or build – a key competitive edge.

TAKE A LONG-TERM VIEW

Ours is a long-cycle business. And we've been at it for more than 90 years. With our solid game plan, we're ready to take on future challenges and opportunities with focus and discipline.

We continue to openly communicate with shareholders and employees about issues inside and outside the company that affect our bottom-line. What's critical is how a company responds to these challenges. TransAlta has delivered close to 10 per cent shareholder return over the last decade. When you consider our transformation into an international generation and wholesale marketing company during this time, we're proud of that achievement. We believe the goals we've set will position us well for the next decade.

3

FINANCIAL HIGHLIGHTS

(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT COMMON SHARE DATA)

Years ended Dec. 31	2003	2002	2001
Revenues	$ 2,508.6	$ 1,814.9	$ 2,559.5
Earnings from continuing operations[1]	$ 234.2	$ 66.8	$ 183.7
Net earnings	$ 234.2	$ 199.6	$ 228.8
Cash flow from operating activities	$ 756.5	$ 437.7	$ 715.6
Ratios			
– Return on common shareholders' equity (%)	10.3	3.9	11.5
– Debt-to-invested capital (%)	47.9	50.4	51.9
– Cash flow-to-interest coverage	3.3	3.7	5.1
Per common share data			
– Earnings from continuing operations	$ 1.26	$ 0.39	$ 1.09
– Net earnings	$ 1.26	$ 1.17	$ 1.36
– Dividends	$ 1.00	$ 1.00	$ 1.00

1 Applicable to common shareholders

NET CAPACITY
(MW at end of year)
5,728
6,761
6,944
7,144
8,322
99 00 01 02 03

Net maximum capacity owned and operated

PRODUCTION
(GWh)
33,677
40,644
44,136
47,172
53,134
99 00 01 02 03

DEBT-TO-INVESTED CAPITAL
(%)
45.6
50.0
51.9
50.4
47.9
99 00 01 02 03

Includes non-recourse debt

CASH FLOW FROM OPERATING ACTIVITIES
($)
426.2
198.7
715.6
437.7
756.5
99 00 01 02 03

TRANSALTA CORPORATION AR/03

TA2003ARGtfdsFeb28 3/3/04 2:24 PM Page 4

TRANSALTA AT-A-GLANCE

We are among Canada's largest **non-regulated power generation** and wholesale **marketing** companies

GENERATION

Profile

- 9,605 megawatts (MW) of capacity
- 53,134 gigawatt hours (GWh) produced at an average plant availability of 90.6%
- 49 facilities* in four geographies: Canada; the U.S.; Mexico; and Australia
- Three surface coal mines: Highvale & Whitewood (Wabamun, AB); Centralia
- Fuel mix of coal (57%), gas (30%), hydro and renewables (13%)
- 23.7 million tonnes of coal mined
- 95.4 million gigajoules (GJ) of gas consumed

Industry Outlook

- Capacity oversupply in many regions likely to last for several years
- Current conditions continue to favour low-cost producers with strong balance sheets
- Industry continues to be regional in nature
- Environmental pressures continue to drive industry focus towards gas, renewables and clean coal technology
- Continued government oversight/intervention likely in markets where we operate. Examples:
  - California re-regulation
  - Ontario price caps
  - FERC rulings 'resetting' gas price

Our Focus

- Position ourselves as top decile performer through initiatives like proactive management of major service turnarounds and safety practices
- Continue to concentrate on achieving operational excellence while digesting new capacity
- Continue to reduce overall fuel costs/MW
- Reduce exposure to energy input prices by continuing to diversify our fuel mix
- Grow our operational expertise in more environmentally sustainable generation through involvement in CE Gen, Vision Quest and Canadian Clean Power Coalition
- Grow our renewable capacity to 10% of our portfolio by 2010 – short-term focus on wind

ENERGY MARKETING

Profile

- 89,833 GWh of electricity and 270.2 million GJ of natural gas traded
- Trading focuses on enhancing returns of generation assets through disciplined approach to asset optimization
- Trading involves matching buyers and sellers, arranging for transmission capacity and scheduling movement of the commodity
- Development and marketing focuses on selling long-term contracts, designing new products for customers, and identifying strategic new growth opportunities

Industry Outlook

- The real-time nature of the commodity continues to call for active management of buying and selling MWs
- Liquidity in medium- to long-term markets remained low in 2003, but short-term and real-time markets will continue to be active
- Financially backed players are entering the business, replacing old players as the industry returns to long-term fundamentals

Our Focus

- Maximize margins on non-contracted generation production
- Reduce cost of replacement power for plant outages
- Reduce our exposure to any one market by continuing to focus our growth in our key geographies
- Provide critical market knowledge to help identify growth opportunities and support corporate investment decisions

FINANCIAL

Profile

- Debt ratings: BBB (DBRS); BBB- (S&P); Baa2 (Moody's)
- 47.9% debt-to-invested capital
- $1.00 per share dividend
- Interest coverage at 3.3 times
- Cash flow-to-debt ratio: 18%

Industry Outlook

- In 2003, capital market activities created more stability in the sector
- Prudent fiscal management continues to be critical in medium term and long term

Our Focus

- Maximize cash flow from operating activities
- Improve investment grade credit ratings by:
  - Improving cash flow-to-interest coverage ratio to between four and six times
  - Continuing to maintain a high level of contracted capacity to reduce financial risk
  - Improving our cash flow-to-debt ratio to 25%

*Includes plants under construction

OPERATIONS

1
FORT SASKATCHEWAN
(Fort Saskatchewan, AB)
118 MW total
(30% owned)
POPLAR CREEK
(Fort McMurray, AB)
356 MW
CENTENNIAL 1 & 2
(Keephills, AB)
900 MW*
WABAMUN
(Wabamun, AB)
398 MW
MERIDIAN
(Lloydminster, AB)
220 MW*
CANADA
GENESEE 3
(Genesee, AB)
450 MW*
6-16
CALGARY, AB
Corporate Office
SUMMERVIEW
(Pincher Creek, AB)
68 MW
CASTLE RIVER
(Pincher Creek, AB)
44 MW
CENTRALIA, WA
Corporate Office
McBRIDE LAKE
(Fort Macleod, AB)
75 MW*
CENTRALIA
(Centralia, WA)
1,404 MW
BIG HANAFORD
(Centralia, WA)
248 MW
PORTLAND, OR
UNITED STATES

ALBERTA PPA ASSETS

1 SUNDANCE 2,020 MW	9 HORSESHOE 14 MW
2 KEEPHILLS 766 MW	10 GHOST 51 MW
3 SHEERNESS 756 MW 25% owned	11 BEARSPAW 17 MW
4 BRAZEAU 355 MW	12 SPRAY 103 MW
5 BIGHORN 120 MW	13 THREE SISTERS 3 MW
6 CASCADE 36 MW	14 BARRIER 13 MW
7 RUNDLE 50 MW	15 INTERLAKES 5 MW
8 KANANASKIS 19 MW	16 POCATERRA 15 MW

2
CANADA
OTTAWA
(Ottawa, ON)
68 MW*
SARANAC
(Plattsburgh, NY)
240 MW total
(37.5% owned)
SARNIA
(Sarnia, ON)
575 MW
BINGHAMTON
(Binghamton, NY)
47 MW
MISSISSAUGA
(Mississauga, ON)
108 MW*
WINDSOR-ESSEX
(Windsor, ON)
68 MW*

CALIFORNIA GEOTHERMAL ASSETS*

Imperial Valley (Calipatria, CA)

1 ELMORE 38 MW	6 SALTON SEA I 10 MW
2 LEATHERS 38 MW	7 SALTON SEA II 20 MW
3 DEL RANCH 38 MW	8 SALTON SEA III 50 MW
4 VULCAN 34 MW	9 SALTON SEA IV 40 MW
5 CE TURBO 10 MW	10 SALTON SEA V 49 MW
	11 SALTON SEA VI 180 MW

3
UNITED STATES
YUMA
(Yuma, AZ)
50 MW*
POWER RESOURCES INC.
(Big Spring, TX)
200 MW*

TA2003ARGtfdsFeb28 3/3/04 2:24 PM Page 3

PLANTS AT-A-GLANCE

NO. OF EMPLOYEES BY REGION
(total 2,546)

● Canada
● U.S.
● Mexico
● Australia
85
49
813
1,599

CAPACITY BY FUEL TYPE
(%)

● Coal
● Gas
● Hydro and Renewables
13
30
57

CAPACITY BY GEOGRAPHY
(%)

● Canada
● U.S.
● Mexico and Australia
9
25
66

1
2
3
4
5
CANADA
UNITED STATES
MEXICO
AUSTRALIA
Generation Facilities
Owned
Coal-fired plants 4,777 MW
Coal-fired plants (IN DEVELOPMENT) 900 MW
Coal-fired plants (UNDER CONSTRUCTION) 225 MW
Hydro plants 801 MW
Gas-fired plants 2,499 MW
Wind-powered plants 82 MW
Wind-powered plants (UNDER CONSTRUCTION) 68 MW
Geothermal plants 163 MW
Geothermal plants (IN DEVELOPMENT) 90 MW
Corporate offices
Energy Marketing offices

5
AUSTRALIA
PERTH Corporate Office
PARKESTON (Parkeston) 110 MW*
SOUTHERN CROSS (Kalgoorlie) 225 MW

4
CHIHUAHUA (Chihuahua, MX) 259 MW
MEXICO
CAMPECHE (Campeche, MX) 252 MW
MEXICO CITY Corporate Office

*50% ownership of MW indicated
Map and chart details as of Feb. 27, 2004

Facility	Capacity (MW)	Ownership (%)	TransAlta operated	Capacity owned or operated	Fuel	Revenue source*	Contract expiry date
Keephills	766	100	Yes	766	Coal	Alberta PPA	2020
Sheerness	756	25	No	189	Coal	Alberta PPA	2020
Sundance	2,020	100	Yes	2,020	Coal	Alberta PPA	2017, 2020
Wabamun	398	100	Yes	398	Coal	Merchant	2003
Centennial 1 & 2 [1]	900	100	Yes	900	Coal	Merchant	–
Genesee 3 [2]	450	50	No	225	Coal	Merchant	–
Fort Saskatchewan	118	30	Yes	35	Gas	Long-term contract (LTC)	2019
Meridian	220	50	Yes	110	Gas	LTC	2024
Poplar Creek	356	100	Yes	356	Gas	LTC & Merchant	2024
Hydro assets [3]	801	100	Yes	801	Hydro	Alberta PPA	2013-2020
Castle River	44	100	Yes	44	Wind	LTC	2011
McBride Lake	75	50	Yes	38	Wind	LTC	2022
Summerview [2]	68	100	Yes	68	Wind	Merchant	–
ALBERTA TOTAL	**6,972**			**5,950**			
Mississauga	108	50	Yes	54	Gas	LTC	2017
Ottawa	68	50	Yes	34	Gas	LTC	2012
Sarnia	575	100	Yes	575	Gas	LTC & Merchant	2022
Windsor-Essex	68	50	Yes	34	Gas	LTC & Merchant	2016
ONTARIO TOTAL	**819**			**697**			
Centralia	1,404	100	Yes	1,404	Coal	Merchant	–
Big Hanaford [4]	248	100	Yes	248	Gas	Merchant	–
Binghamton	47	100	Yes	47	Gas	Merchant	–
Power Resources	200	50	No	100	Gas	LTC	2005
Saranac	240	37.5	No	90	Gas	LTC	2009
Yuma	50	50	No	25	Gas	LTC	2024
Imperial Valley geothermal assets	327	50	No	163	Geothermal	LTC & Merchant	2016-2035
Salton Sea VI [1]	180	50	No	90	Geothermal	Merchant	–
U.S. TOTAL	**2,696**			**2,167**			
Campeche	252	100	Yes	252	Gas	LTC	2028
Chihuahua	259	100	Yes	259	Gas	LTC	2028
MEXICO TOTAL	**511**			**511**			
Parkeston	110	50	Yes	55	Gas	LTC	2016
Southern Cross	225	100	Yes	225	Gas & Diesel	LTC	2016
AUSTRALIA TOTAL	**335**			**280**			
TOTAL	**11,333**			**9,605**			

1 These facilities are currently under development
2 These facilities are currently under construction
3 Comprised of 13 facilities
4 Also referred to as Centralia Gas
** Merchant includes both contracted and spot sales*

Details as of Feb. 27, 2004

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SHAREHOLDER HIGHLIGHTS LETTER TO SHAREHOLDERS

TOTAL SHAREHOLDER RETURN VS. S&P/TSX COMPOSITE INDEX

(Years ended Dec. 31)

$150
120
90
60
30
0
98 99 00 01 02 03
TransAlta
100 66 108 110 91 104
S&P/TSX Composite
100 132 141 124 108 137

This chart compares what $100 invested in TransAlta and the S&P/TSX Composite at the end of 1998 would be worth today, assuming the reinvestment of dividends.

TEN-YEAR TRADING RANGE & MARKET VALUE VS. BOOK VALUE

($ per share)

$ 30
24
18
12
6
0
94 95 96 97 98 99 00 01 02 03
Market Value
14.50 14.63 17.25 22.55 22.60 14.15 22.00 21.60 17.11 18.53
Book Value
9.31 9.54 9.71 9.94 10.94 10.85 11.61 12.08 12.32 12.90
Trading Range

MONTHLY VOLUME & MARKET PRICE

17.85 16.38
7.41 16.58
10.55 15.80
11.64 17.45
10.59 18.37
16.16 17.97
15.76 18.64
8.30 19.12
8.47 18.35
13.93 19.00
9.08 18.55
8.69 18.53
03 J F M A M J J A S O N D
Volume (millions of shares)
TSX Closing Price ($ per share)

RETURN ON COMMON SHAREHOLDERS' EQUITY

(%)

12.5 11.9 11.6 11.5 12.3 9.2 11.7 11.5 3.9 10.3
94 95 96 97 98 99 00 01 02 03

STEPHEN G. SNYDER
PRESIDENT & CHIEF EXECUTIVE OFFICER

We were able to deliver strong reported earnings in 2003 of $1.26 per share compared to $1.17 in 2002. But underneath that we had a tough year. Our strong first quarter was followed by a series of challenges – harsh market conditions, low water levels affecting our hydro production, and pricing restrictions in Ontario that reduced the contribution we expected from our Sarnia plant. A simple yet costly error in our Annapolis trading office knocked 11 cents off our earnings.

While the sale of half our share of the Sheerness plant and other contributing events helped to achieve our reported earnings, I know we can't rely on one-time items to pull us through a tough year. And we can't do much about poor market conditions. What we can do is ensure our execution is top-notch. Our whole team is focused on our 2004 plans for improving the productivity of our assets.

I will discuss these plans, but as I did last year, I'd like to first report on our progress in meeting performance goals:

AT-A-GLANCE 4 TRANSALTA CORPORATION AR/03

TA2003ARFeb28 3/3/04 11:16 AM Page 5

increased revenue by 38%

1 The more megawatts our plants are capable of producing or "available", the more we can sell. With availability rates up to 90.6 per cent and new capacity, our revenue increased to $2.5 billion in 2003.

PRODUCTION
(GWh)
44,136
47,172
53,134
01
02
03

AVAILABILITY
(%)
86.9
88.4
90.6
01
02
03

produced 13% more power

2 Campeche (right) was one of four newly commissioned facilities in 2003 that contributed to a 13 per cent increase in power production.

increase overall availability to 90%

1 Our performance depends on our success in having megawatts to sell when needed. In other words, our plants have to be "available" or capable of producing megawatts to sell. In 2003, thanks to Rob Soeldner and his team in Generation Operations, our average plant availability improved to 90.6 per cent from 88.4 in 2002. The combination of excellent availability and new capacity increased our revenue from $1.8 billion to $2.5 billion.

increase production and improve existing assets

2 Our people produced 53,134 gigawatt hours (GWh) of electricity in 2003, a record for the company. Our four newly commissioned facilities contributed 2,983 GWh. In all, we produced 13 per cent more power than in 2002.

75% of production under long-term contracts

3 Having a minimum of 75 per cent of our electric output under long-term contracts keeps a predictable level of cash coming in the door. In low-priced, lower demand market conditions like today, we strive for 85 per cent or more. In 2003, 90 per cent of our sales were made under contracts with terms ranging from one to 30 years. Two-thirds of these agreements are for more than five years and four-fifths of them contain capacity payments, which mean we are paid whether we produce or not.

strengthen investment-grade credit ratings

4 In 2003, the credit agencies downgraded all Canadian businesses in the electricity sector, including TransAlta. Imposing more stringent standards on all companies, the agencies wanted to see more equity, less debt and higher cash flow relative to interest expenses. We responded by issuing 17 million new common shares in March at a price of $16.00.

But there's a tradeoff. Increasing our total number of shares means we had to deliver 10 per cent higher profits to avoid diluting the earnings per share (EPS) of our shareholders. I felt this was the right call to improve shareholder value over the long term. But maintaining the balance between EPS growth and investment-grade credit ratings in a tough market is never easy.

Ian Bourne, our chief financial officer, and his team worked hard to improve our credit-rating measures. In 2003, we improved our debt-to-invested capital ratio including non-recourse debt by reducing it to 48 per cent, compared to 50 per cent at the end of 2002. Our cash flow-to-interest coverage was 3.3 times, compared to 3.7 times for 2002 and our cash flow-to-debt ratio was 18 per cent for both 2003 and 2002. We expect these coverage ratios to improve over the next 12 months as we keep a close conservative eye

LETTER TO SHAREHOLDERS 5

TA2003ARFeb28 3/3/04 11:16 AM Page 6

3 We aim to have a minimum 75 per cent of production under long-term contracts to ensure steady cash flow. In 2003, we sold 90 per cent of our production under contracts ranging from one to 30 years.

PLANT CONTRACT LENGTH
(%)
0-5 Yrs
6-15 Yrs
16+ Yrs
60
34
6

debt-to-invested capital 48%

4 We are working hard to improve our credit-rating measures, including our debt-to-invested capital ratio, which we reduced to less than 48 per cent.

Keephills power plant

DEBT-TO-INVESTED CAPITAL
(%)
51.9
50.4
47.9
01
02
03*

* including non-recourse debt

on our cash. We aim to get all our credit ratings at least back to BBB.

increase generation capacity

5 We will continue to patiently invest your capital. This approach paid off in 2003. In total, we added 1,400 MW of long-term earnings potential to the company. We officially opened our 575 MW gas-fired cogeneration facility in Sarnia, Ontario, and commissioned our inaugural Mexican plants, Campeche and Chihuahua. These newly constructed or "greenfield" gas plants generate cash, but won't contribute significantly to earnings for several years, when their debt is reduced.

In January, we closed the $367 million acquisition of the CE Gen assets in the United States that are operated by our partner, MidAmerican Energy Holdings Company. Our 50 per cent share (378 MW) of the CE Gen assets is already contributing to our earnings.

Ken Stickland, our executive vice-president, Legal led the development of our partnership with EPCOR to expand its coal-fired Genesee plant in Alberta. When this is completed in 2005, it will add an additional 225 MW to our portfolio. The plant will employ the latest supercritical boiler technology to minimize its environmental impact. It also helps us replace capacity we lost when we closed our Wabamun three unit in 2002.

Partnerships with companies like EPCOR and MidAmerican help us achieve our growth goals while reducing our financial and operational risks.

reduce costs and increase productivity

6 In 2003, we were focused on improving how we manage our outages. The results: we finished planned maintenance work on our Sundance five unit, three days early and $1 million under budget. Our Wabamun two unit also returned to service after scheduled maintenance eight days early, saving us $500,000. Not only will these techniques give us greater benefits down the road, they have helped us reduce our unplanned outages by seven per cent in 2003 vs 2002. This is significant since unplanned outages can cost up to 10 times the cost of planned outages.

reduce safety incidents

7 In 2003, we trained more than 300 supervisors to implement "Target Zero", an ambitious long-term plan to reduce our safety incidents to zero. A major component of this plan is the emphasis on "near miss" reporting, which encourages workers to identify and eliminate the cause of potential injuries in the workplace before they occur.

By the end of the year, people across our company recognized a hazard or near miss approximately 1,900 times, compared to 100 in 2002. As well, the injury

6 TRANSALTA CORPORATION AR/03

TA2003ARFeb28 3/3/04 11:16 AM Page 7

The geothermal plants (above) at Imperial Valley are part of the 13 CE Gen assets that TransAlta acquired with partner MidAmerican Energy Holdings Company in 2003.

increased generation capacity 16%

5 Our CE Gen acquisition in the United States and the start-up of new facilities in Alberta, Ontario and Mexico added 1,400 MW to TransAlta's generating capacity in 2003.

Dave Stewardson, operations technician at Sarnia Regional Cogeneration Plant frequency rate decreased by 27 per cent in 2003, proving that near miss reporting works and our employees and contractors are creating a safer place to work.

We also became more rigorous in our approach to managing safety. We integrated the OHSAS 18001 occupational health and safety management system with our ISO 14001 environmental management system across our fleet.

The Canadian Electricity Association recognized our efforts to improve the safety in our workplace with the President's Award of Excellence for Employee Safety. It is awarded for ranking in the top quartile for safety performance for three or more consecutive years. I am proud of our employees for these achievements and count on them to keep safety at the forefront of their daily thinking and actions.

DELIVERING SHAREHOLDER VALUE

We've delivered nearly 10 per cent total annual shareholder return over the past decade, which has been achieved primarily by our dividend. We want to see more appreciation in our stock price.

In the 90s, we felt we could sustain earnings growth of seven to 10 per cent. That's not the case today. In order to maintain a strong balance sheet at the right level of risk, we believe a five per cent earnings growth target is more realistic.

Our earnings are determined by how well we operate and add to our fleet of assets. That means we must: 1) maintain a diverse portfolio or fleet of plants to mitigate market, fuel and other risks; 2) keep our plants running and highly available, while providing for their short- and long-term maintenance; 3) keep a keen focus on all our costs – especially fuel expense; 4) use our contracting skills, which draw on market and trading intelligence, to ensure that our agreements to generate and sell power are always "in the money"; and 5) maintain a firm financial foundation that allows us to balance growth while returning capital to shareholders.

To help you understand the fundamentals of this competitive business model, let me offer the first report on the State of our Fleet:

MAINTAINING A DIVERSE FLEET OF ASSETS — MARKETS AND FUEL

We own a fleet of 47 power generation facilities in four countries. Over the long term we aim to have no more than one-third of our asset portfolio in a specific geography, or in a specific fuel source. Our decision to adopt this strategy is paying off for us. Each of our markets functioned differently in 2003; some positively and others negatively. But overall, we were hurt less than if we had put all our eggs in one basket.

LETTER TO SHAREHOLDERS 7

TA2003ARFeb28 3/3/04 11:17 AM Page 8

reduced unplanned outages by 7%

6 Our focus on improving outage management paid off in 2003. An example was the successful turnaround at Wabamun's unit two that saved TransAlta $500,000.

Wabamun power plant

reduced injury frequency rate by 27%

7 Employees at our hydro facilities including Ghost Dam (above) have been accident-free for six years. That's a record we're striving to reach everywhere in the company. In 2003, we lowered our injury frequency rate by 27 per cent.

Regional Diversity

8 On a per-megawatt-hour basis, Australia is currently one of our most profitable markets. We're also getting steady cash flow from the Mexican market thanks to a combination of long-term electricity contracts and minimal fuel cost risk. Similarly, our long-term purchase agreements from our Alberta thermal plants ensure predictable revenue. In the United States, our Centralia thermal plant and CE Gen geothermal facilities are doing well, as they are highly contracted and have competitive costs.

Ontario is a different story. The output from the plants we share with TransAlta Power, L.P. is contracted. These plants are very efficient, well run and strong contributors to our earnings. But only half of the power from our new Sarnia cogeneration plant is contracted, mostly with our on-site customers. Government-imposed policies effectively constrained the wholesale market. This left us with an under-utilized, under-performing plant. We believe this situation will turn around as the newly elected government reviews all of these policies.

Fuel Diversity

We remain convinced that our plan to diversify our fuel mix continues to be the right one. While gas prices were favourable in the past, they worked against us in 2003. Current high gas costs and low electricity prices hurt our gas plant production. Big Hanaford, our merchant gas facility in Centralia, failed to meet its revenue targets in 2003. We're developing an action plan for 2004 to reduce this drag on earnings.

In the long run, as demand for electricity continues to rise, the market will require gas-fuelled plants to produce power and electricity prices should rise. The higher prices will improve the profitability of our gas plants. They'll also help our coal, hydro and wind plants where our fuel costs are either zero or low and relatively stable. In the meantime, our total focus is on productivity and attention to detail on all costs.

Renewable Energy

9 I am particularly proud of how quickly Fred Gallagher and his team of wind experts at Vision Quest have enabled us to become one of Canada's largest producers of wind generation. In 2003, we completed construction of the McBride Lake wind farm, a 75 MW Alberta project – the largest in Canada. Our partner, ENMAX, has agreed to purchase all of the production and we're the operator. When the 68 MW Summerview project in Alberta is completed in the summer of 2004, our renewable capacity will total 313 MW or 3.7 per cent of all our generation. Our goal is to increase the contribution of renewable generation to 10 per cent by 2010.

Wind generation has the advantage of growing earnings much faster than adding coal or gas-fired generation assets. Permitting and construction are

8 TRANSALTA CORPORATION AR/03

TA2003ARFeb28 3/3/04 11:17 AM Page 9

regional diversity

8 These facilities, fuelled by water, gas and coal, are part of our long-term risk strategy to have no more than one-third of our asset portfolio in a specific market, or in a particular fuel type.

Windsor-Essex Cogeneration Plant

Mississauga Cogeneration Plant

Sundance power plant

Kananaskis hydro plant

faster which allows us to report early returns on our investment. Since wind is free, the cash flow is strong from day one. In most cases, we also get a premium price for green power.

RUNNING FLAT OUT AND MAINTAINING OUR FLEET

10 When we need to repair our assets, we incur large costs and also lose production. We spent $113 million on planned maintenance in 2003. That, plus lost production from the planned shutdowns, hurt earnings. It wasn't because we have unusual problems with our equipment. We have a mix of facilities with different technologies, ages and operating parameters. This means our major maintenance expenses are inherently lumpy, not only on timing, but also in the split between operating expenses and capital expenditures, which affect our earnings differently. We are becoming more productive, predictive and flexible in our maintenance scheduling. The result will be reduced long-term maintenance costs per megawatt hour and more even maintenance schedules.

In 2003, our Centralia coal plant team increased the capacity of our unit 2 generator by nearly three per cent through our Technology Optimization Project (TOP). Working with Linda Chambers, who leads our major maintenance and engineering team, and Greg Wilson, our Information Technology senior vice-president, the TOP team added digital systems to the instrumentation and sensing equipment. This allows us to better monitor the plant inputs and, in turn, maximize output. Now that potential problems can be identified more quickly, we expect the duration and cost of repairs to decline. We will apply this same technology to Centralia's other unit, and then across our entire fleet over the next few years. We expect this will deliver a two to four per cent productivity improvement.

COMPETITIVE AND LOW COST

With an essential product like electricity, the public demands the lowest price possible. Our margins will always be under pressure. To provide value to our shareholders, we need to make power as cheaply as possible. Our biggest cost is the fuel for our plants. We use a lot of coal. In fact, we are the fourth largest consumer of coal in North America. However, with our Alberta mining partner Luscar, we're also the twelfth largest producer – and we're good at it. In fact, according to an independent survey[1], we're operating our Alberta draglines at world-class levels.

The more coal we can mine and deliver to the plants ourselves, the less we have to purchase and the more we can save.

11 When we acquired the Centralia coal mine, we realized the savings we could achieve by switching

1 Norwest Corporation, providing specialist consulting and engineering services to mining and energy companies

LETTER TO SHAREHOLDERS 9

TA2003ARFeb28 3/3/04 11:17 AM Page 10

9 The 114 wind turbines that form Canada's single largest wind farm at McBride Lake near Fort Macleod, Alberta, increased TransAlta's renewable capacity to 3.7 per cent in 2003. The 75 MW wind farm produces enough energy to power more than 32,500 homes annually.

increased renewable capacity to 3.7%

10 These graphs illustrate the performance of Centralia's unit 2 generator before and after special digital systems were applied to its instrumentation and sensing equipment through our Technology Optimization Project. The new technology provided more consistent output from unit 2, increasing capacity by almost three per cent.

UNIT 2 OSCILLATION COMPARISON
(MW)

760
750
740
730
720
710
700
8:30am
10:00pm
Before Flexplant
March 16, 2003

from the existing dragline mining process to a more efficient truck/shovel method, better suited to the local terrain. We added a global positioning system to better utilize our truck fleet. As a result, we've increased the amount of coal delivered to the plant by 40 per cent and reduced the overall cost of coal per ton by 19 per cent since acquiring the mine in 2000.

We also introduced our Excellence in Supply Chain Management (SCM) system. It keeps us focused on reducing the costs of our parts and other supplies. In 2003, we implemented a reverse auction process, where multiple suppliers competed online for our business. In one particular case this process saved us 28 per cent in computer costs. Bob Jensen, our vice-president, SCM and his procurement team will continue to use these strategies across the company to find more cost efficiencies in 2004.

CONTRACTING AND TRADING SKILLS

The pricing and selling of electricity is very complex – each market has its own rules. Prices vary widely by hour. Not many products do that. The cost structure of plants varies widely. Some come with high variable costs, others with high fixed costs, others with the ability to ramp up and down quickly.

Our ability to compete for market share depends on where we are positioned on the "dispatch curve." This curve plots where each plant that is available to sell into a market is positioned relative to costs and supply. Our goal is to always be among the plants able to dispatch power.

Will Bridge leads our customer and asset teams. They blend the day-to-day variables that make up these curves with extensive market knowledge to develop a balanced portfolio of short- and long-term contracts and short-term trading to produce a stable revenue flow.

When our plants are not available, the Energy Marketing team works hard to find cost-effective replacement power that satisfies our contractual obligations. When they find a good balance between risk and reward, they will take on short-term trading positions to take advantage of the relationship between gas and electricity prices ("the spark spread") and add to our earnings. In 2003, this group earned $18 million operating income, (excluding the $33 million Annapolis loss) compared to $23 million in 2002.

But we can't ignore the trading loss, as this costly error was a blow to our earnings. With this item, the group finished the year $15 million in the red. And we took action. Tom Rainwater, our executive vice-president, Corporate Development and Marketing, determined we should exit from participating in the New York ISO (Independent Systems Operator) auctions for transmission congestion contracts. He also closed the Annapolis office and moved our eastern trading operations to Calgary to better monitor our risk, operate more efficiently and reduce costs. Over time, depending on

10 TRANSALTA CORPORATION AR/03

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760
750
740
730
720
710
700
8:30am
10:00pm
After Flexplant
July 28, 2003

reduced cost per ton of coal by

19%

11 By switching to a truck/shovel mining method at Centralia's coal mine, the team improved our coal production, reducing the need to purchase the fuel. As a result, Centralia lowered its coal costs per ton by 19 per cent.

CASH FLOW
FROM OPERATING
ACTIVITIES
($)
715.6
437.7
756.5
01
02
03

cash flow up

$319 MILLION

12 Higher earnings combined with lower working capital requirements contributed to the 73 per cent increase in cash flow in 2003.

where we are in the energy market cycle, we expect the team to contribute between $20 and $40 million in annual operating income.

STRONG FINANCIAL FOUNDATION

A healthy balance sheet remains a cornerstone of our overall strategy. We need it to weather the volatile market conditions in our industry and to keep our cost of capital low. A strong balance sheet is just that – balance. Balance between maintaining investment-grade credit ratings and growing capacity.

12 Our cash flow from operating activities is a critical indicator of our financial strength. On this measure we are doing very well. It went up $319 million in 2003. We believe we'll see another strong year in 2004. Our assets are now generating around $600 million a year of cash. That means we can pay our dividends, distributions and minority interests, and invest the proper amount of maintenance capital in our plants and still have cash left over for debt reduction or investment.

New capacity isn't cheap. Our interest costs have gone up $100 million since 2002. But these costs will drop steadily as the cash flow from these plants allow us to significantly reduce their associated debt.

And as I indicated earlier, more modest capacity growth strategies are appropriate for today's markets. In 2004, we'll limit our capacity investments to $160 million in order to complete our Genesee joint venture project and add modestly to our renewables portfolio. In 2003, we spent over $550 million. As always, our balance sheet will dictate growth – not the other way around.

TAKE A LONG-TERM VIEW

As we embark on the next period in our industry, we know the challenges we face are not unique. Our product is an essential service. We can't forget that. But where we can add to our competitive advantage is in how we approach what we do at work and in the communities where we operate and live.

Support Great People

13 To be successful, we need to have the right people doing the right things. At the senior team level, we have a great combination of seasoned veterans and fresh talent. The former bring us experience and legacy knowledge. The latter brings experience from diverse backgrounds and new ways to look at old problems.

I like the quality, skills and enthusiasm I see in all our employees. In 2003, Mike Williams and our Human Resources group introduced proven performance management tools and programs to help our employees succeed. We will continue to look for ways to unleash our employees' potential in 2004. But we can only provide the tools. Our employees make it happen. I know we have great people ready to take on new challenges with dedication and passion.

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> "Where we can add to our competitive advantage is in how we approach what we do both at work and in the communities where we operate and live."

13 Joan E. Allen relished the opportunity to sit in Steve Snyder's chair as part of the prize for winning "CEO for a day". The contest, which required employees to fill out entry forms about TransAlta's business strategy, was aimed at creating an interesting, fun way for employees to learn more about our business.

14 The successful reclamation of East Pit Lake and surrounding lands is one way TransAlta is minimizing its environmental footprint and improving the quality of life for employees, neighbours and friends in the Wabamun area. East Pit Lake, originally mined for coal, is TransAlta's first fully-reclaimed piece of land certified and released to the Alberta Government for public use. In 2003, we donated an additional area of reclaimed land to help create the Wabamun Whitewood Conservation Properties for wildlife and habitat conservation, education and recreation.

04 Member of Dow Jones Sustainability Indexes

In 2003, individual employees and employee teams achieved extraordinary results. I'll highlight one. One of the most challenging tasks for any large electricity plant is what is called a "black start" – getting a plant up and running after a total emergency shutdown. It's a rare event, even for veteran operators. But our customers count on us to get power back quickly. In April, our Sarnia plant, which had been running only a few months, was caught in a regional blackout caused by a transmission grid problem. That didn't deter our Sarnia team. Their ground-breaking effort had our Sarnia facility back online for our customers in 48 hours – a remarkable achievement.

Minimize Our 'Environmental Footprint'

14 We work hard to invest in actions that reduce our environmental footprint. I'm pleased to say, when it comes to environmental stewardship, we've been one of the leaders in our industry over the last decade. Bob Page, our vice-president, Sustainable Development, is a recognized world expert in this field. Currently he is chair of the International Emissions Trading Association based in Geneva. And Jim Dinning continues to lead our efforts to find the new "clean coal" technologies we'll need in the future.

For five years in a row, we have been recognized by the Dow Jones Sustainability Index as one of the world's most sustainable companies, ranking us first among our industry sector. And in 2003, the European Business Council for Sustainable Energy presented TransAlta with a global award for our pioneering efforts in emissions trading and contribution to greenhouse gas management. We take great pride in our environmental accomplishments. But we won't rest on our laurels. We'll continue to provide leadership on reducing all types of emissions, finding new technologies for coal-fired generation and growing our renewables portfolio.

Be A Good Citizen

15 Sue Tomney, director of Communications and External Affairs, and her team provide tremendous leadership for us in our corporate citizenship. We invest in initiatives we believe will make a difference and allow our employees and retirees to be involved in a meaningful way. For example, in 2003, TransAlta announced a multi-year donation to Hull Child and Family Services in support of a new centre to deliver its community services to high-need families in east Calgary. We also celebrated the grand opening of the TransAlta Arts Barns, which allows the Edmonton's Fringe Theatre Adventures to reach out and enhance the city's dynamic arts community.

We've forged relationships with Lambton College in Sarnia, Centralia College in Washington state and the Southern Alberta Institute of Technology in Calgary to develop programs that will provide us with much

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folds 1/8" from trim

An aerial view of Wabamun Whitewood Conservation Properties

East Pit Lake

- East Pit Lake area
- TransAlta donated property
- Wabamun Whitewood Conservation Properties boundary

Down The Drain

15 Stony Plain Central School grade five and six students enjoyed a surprise visit from Wayne Gretzky as part of TransAlta's Project Planet program. The environmental granting program supports TransAlta's commitment to improve the communities where we operate. Youth who submit innovative projects demonstrating environmental stewardship are eligible for a one-time grant to help turn their project ideas into reality.

needed skilled workers in these markets and help us remain competitive.

TransAlta was truly honoured in 2003 when the United Way of Calgary & Area presented us with its first ever President's Award for extraordinary efforts to support the United Way. The award highlights the generous contribution of our employees' and retirees' time and money, not only in Calgary, but everywhere we operate.

Future Outlook

There's no question that the challenges in the next few years will be intense. The "big build" of new plants in our industry has led to oversupply in most regions. Markets that had reserve margins (availability above peak demand) of less than 10 per cent are now sitting above 20 per cent or even 30 per cent. This is putting downward pressure on prices. At the same time, record high sustained natural gas prices are increasing costs. It will take several years to grow out of this margin squeeze. The good news for TransAlta is our contracting and diverse market and fuel strategies help protect us. Our operations are performing well and our cash flow remains strong. We can weather this turbulence, pay our dividend and produce positive earnings.

In the short term, these external and internal forces will put pressure on our earnings. We can't sit still – and we aren't. The steps I've outlined in this letter, combined with a strong focus on operational improvement, will not only ensure we will deliver to the best of our ability in a difficult market, but will also position us so we can emerge from this cycle in strong financial shape and ready for renewed and profitable growth. We are not going to sway from the key pillars of our strategy: optimize, or as we say internally, 'sweat' our assets; focus on cash; and maintain the long-term view.

As I look around, I am extremely pleased to see our culture shifting and adapting to our new challenges – one that is focused on cross-functional teams working smartly to get the maximum performance out of our assets for our company to succeed and our shareholders to benefit. Yes, earnings growth will be difficult in 2004. But we are determined to make measurable financial progress. That is achievable because we have employees who, with a strong commitment to discipline, creativity and leadership, will do their best to deliver long-term shareholder value to you. We know you expect nothing less.

STEPHEN G. SNYDER

PRESIDENT & CHIEF EXECUTIVE OFFICER

February 27, 2004

LETTER TO SHAREHOLDERS 13

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LETTER FROM THE CHAIR

JOHN T. FERGUSON
CHAIR OF THE BOARD

TransAlta's Board of Directors is committed to shareholders. Our board members focus on assessing strategy, management performance, compensation plans, financial results, internal controls, risk profile and environmental issues. They also ensure the company maintains a culture of the highest ethical and professional standards.

The Globe and Mail newspaper's *Report on Business* ranked TransAlta in a tie for first place as the best-governed corporation out of 270 Canadian companies for the second year in a row. The Canadian Institute of Chartered Accountants ranked TransAlta number one out of 124 Canadian companies for excellence in corporate governance reporting in 2003. While we are delighted with these honours, we recognize the need for continual improvement. TransAlta is committed to the philosophy that good governance provides better results.

Each year our Board devotes two days exclusively to corporate strategy. The volatility of power and natural gas prices, transmission issues and government policies are some of the reasons why our Board continually reviews the strategy throughout the year.

The Board considers the course of action the company is following, as outlined in Steve Snyder's comments, is TransAlta's best long-term direction.

14 TRANSALTA CORPORATION AR/03

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CORPORATE GOVERNANCE

TransAlta's directors are experienced business leaders representing varied geographic and professional backgrounds, including business, finance, law and public service. On behalf of TransAlta's shareholders, the Board of Directors is responsible for the stewardship of the corporation, establishing overall policies and standards and reviewing strategic plans. During 2003, the directors met on nine occasions, including one special meeting devoted exclusively to TransAlta's corporate strategy and direction.

After a detailed examination of the relationships between each of the directors and TransAlta, the Board has determined that 12 of the existing 13 board members are independent and that all of the members of each of the committees of the Board are independent. The Board has established three committees, which are briefly described as follows, to assist the Board in the performance of its obligations. Further detailed information with respect to TransAlta's approach to corporate governance is contained in the 2004 Management Proxy Circular.

AUDIT AND ENVIRONMENT COMMITTEE

The committee is responsible for reviewing financial reporting, financial controls, internal audit matters, financial risks inherent in the business and environmental risks and regulation affecting the corporation's activities. This committee met eight times in 2003. Committee chair: J.S. Lane. Members: W.D. Anderson, S.J. Bright, T.W. Faithfull, J.T. Ferguson and L. Vazquez Senties.

HUMAN RESOURCES COMMITTEE

The committee is responsible for reviewing and recommending executive compensation programs, succession plans, the CEO's compensation and performance and acting as steward for the corporate pension plan. This committee met nine times in 2003. Committee chair: S.J. Bright. Members: J.C. Donald, J.T. Ferguson, L.D. Hyndman and D.S. Kaufman.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The committee is responsible for reviewing the composition and compensation of the Board of Directors and for developing the company's approach to governance issues. This committee met four times in 2003. Committee Chair: D.S. Kaufman. Members: J.C. Donald, J.T. Ferguson, G.D. Giffin and J.S. Lane.

2004/2003 CHANGES

Tim Faithfull was appointed to the Board in August 2003. Roderick Deane resigned from the Board in August 2003. Kent Jespersen and Michael Kanovsky were appointed to the Board in January 2004.

BOARD OF DIRECTORS

William D. Anderson Director since 2003 and resident of Montreal, QC. Mr. Anderson is president of BCE Ventures, a subsidiary of BCE Inc. He is also a director of CGI Group Inc., Bell Canada International Inc., Aliant Inc. and BCE Emergis Inc. Mr. Anderson also sits on the Advisory Board of the Richard Ivey School of Business and he is a member of the Institute of Chartered Accountants of Ontario.

Stanley J. Bright Director since 1999 and resident of Vero Beach, FL. He is a director of MidAmerican Energy Company. Mr. Bright was formerly chair and CEO of MidAmerican Energy Company, a unit of MidAmerican Energy Holdings Company.

Jack C. Donald Director since 1993 and resident of Red Deer, AB. He is the founder and chair of Parkland Income Trust and president and CEO of Parkland Properties Ltd. Mr. Donald is also vice-president and a director of Brandt Industries Ltd., chair and a director of Canadian Western Bank, and a director of Ensign Resource Services Group Inc. and Sifton Energy Ltd. He was previously a public member on the Council of the Institute of Chartered Accountants of Alberta.

John T. Ferguson, F.C.A. Director since 1981 and resident of Edmonton, AB. He is chair of the board of TransAlta Corporation. He is chair, founder and a director of Princeton Developments Ltd. Mr. Ferguson is also a director of Royal Bank of Canada, Suncor Energy Inc. and the C.D. Howe Institute, an advisor of the Canadian Institute for Advanced Research and a member of the World Presidents' Organization. Mr. Ferguson is chancellor and a board member of the University of Alberta.

Timothy W. Faithfull Director since 2003 and resident of London, United Kingdom. He is a director of Canadian Pacific Railway Company and of Shell Pension Trust Ltd. in the U.K. He was president and CEO of Shell Canada Ltd. between 1999 and 2003, when he completed a 36-year international oil and gas career with the Royal Dutch/Shell Group. Between 1996 and 1999 he was chair and CEO of the Shell Companies in Singapore. During his time in Singapore he was a director of the DBS Bank and the PSA Corporation (Port of Singapore).

Gordon D. Giffin Director since 2002 and resident of Atlanta, GA. He is a senior partner of McKenna Long & Aldridge LLP and heads the firm's Public Policy and Regulatory Affairs Department. From 1997 to 2001, he served as the United States Ambassador to Canada. Mr. Giffin is a director of Bowater, Inc., Canadian National Railway Company, the Canadian Imperial Bank of Commerce and Canadian Natural Resources Limited. He is a member of the Council on Foreign Relations, an advisory board member of the Canadian-American Business Council and serves on the Board of Trustees for the Georgia Research Alliance and the Carter Center.

Louis D. Hyndman Director since 1986 and resident of Edmonton, AB. He is a senior partner of the law firm Field LLP. Mr. Hyndman is a director of Canadian Urban Ltd., Clarke Inc., EllisDon Inc., Enbridge Inc., Melcor Developments Ltd. and Meloche Monnex Inc. He held several ministerial appointments before serving as Provincial Treasurer of Alberta from 1979 to 1986. Mr. Hyndman is a member of the Order of Canada and a trustee of the Alberta Heritage Foundation for Medical Research.

C. Kent Jespersen Director since January 2004 and resident of Calgary, AB. He is chair and a director of Geac Computer Corporation Ltd. and CCR Technologies Ltd., and a director of Telesystem International Wireless Inc., Matrikon Inc., Axia NetMedia Corporation and Bow Valley Energy Ltd. Mr. Jespersen worked with NOVA Corporation for over 20 years in various executive management positions, including president of NOVA International.

Michael Kanovsky Director since January 2004 and resident of Victoria, BC. He has been involved in investment banking and oil and gas businesses for over 25 years and is currently a director of Devon Energy Corporation, Bonavista Energy Trust and ARC Energy Trust. Mr. Kanovsky also sits on the Advisory Board of the Richard Ivey School of Business.

Donna Soble Kaufman Director since 1989 and resident of Toronto, ON. She was formerly chair and CEO of Selkirk Communications Ltd. and a former partner of the law firm Stikeman, Elliott. She is a director of BCE Inc., Bell Canada, Hudson's Bay Co. and UPM–Kymmene Corp. Mrs. Kaufman is a governor of the Council for Canadian Unity and of the Baycrest Centre for Geriatric Care.

John S. Lane Director since 1993 and resident of Toronto, ON. He is a director of AFP Cuprum S.A., McLean Budden Ltd. and the Ontario Teachers' Pension Plan Board. Mr. Lane is also a trustee of the Canadian Opera Foundation. He was formerly senior vice-president, Investments, Sun Life Assurance Company of Canada.

Stephen G. Snyder Director since 1996 and resident of Calgary, AB. He is president and CEO of TransAlta Corporation and a director of the Canadian Imperial Bank of Commerce. He is chair of the Board of Trustees of the Calgary Zoo, a director of the Canadian Electricity Association, vice-chair of the Conference Board of Canada and a trustee of the Conference Board (U.S.A.).

Luis Vázquez Senties Director since 2001 and resident of Mexico City, Mexico. He is chair of Group Diavaz that he founded with partners in 1973. Mr. Vázquez is also chair of Compañia Mexicana de Gas, S.A. de C.V. (a joint initiative of Texas Utilities and Group Diavaz) and a director of Compañia Mexicana de Geofisica S.A. de C.V. He serves as a director of a number of the Group Diavaz companies and is also chair of the Mexican Natural Gas Association. Mr. Vázquez is a member of the American Gas Association's Administration Board and the Board of Directors of AMEE (Asociación Mexicana para la Economia Energética).

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TransAlta's head office in Calgary, Alberta

BOARD OF DIRECTORS

Seated, L to R: Luis Vázquez Senties, Timothy W. Faithfull, Stephen G. Snyder, Gordon D. Giffin, John T. Ferguson

Standing, L to R: John S. Lane, Louis D. Hyndman, Stanley J. Bright, Jack C. Donald

Seated, L to R: C. Kent Jespersen, William D. Anderson

Standing, L to R: Donna Soble Kaufman, Michael Kanovsky

As industry fundamentals improve, we believe TransAlta's strategy should lead to stronger performance. Flawless execution of the strategy is essential. The Board has been proactive in ensuring we have a senior management team that will meet these challenges. We are confident we have a management team and an appropriate compensation plan that supports the successful execution of our long-term strategic plan.

During 2003, we held nine board meetings, including the special two-day strategy session. To effectively execute our principle board responsibilities, we have three committees whose members are independent of management: Audit and Environment; Human Resources; and Nominating and Corporate Governance. We also held a number of tutorials to keep abreast of energy trends, environmental issues and internal control matters.

All members of the Board, with the exception of Steve Snyder, are independent of management. Our independent directors met without management at the end of each board and committee meeting in 2003.

Ensuring that all directors are aligned with shareholder interests, our directors' retainer is paid in the form of shares or deferred share units that must be held until the director no longer serves on the Board.

Once again in 2003, I met with each director individually to discuss the effectiveness and performance of our Board and committees. I also provided each director with comments that I received from other directors on their performance and suggestions of how they could improve. The Chair of the Nominating and Corporate Governance Committee met with each director to assess the performance of the Chair.

Regretfully, Roderick Deane resigned from the Board due to the challenging time and travel commitments as a resident of New Zealand. We thank him for his contribution and dedication.

In keeping with our process of board succession planning, we increased the size of the Board to ensure continuity because three directors will likely be leaving the Board within the next two years.

We are fortunate that Tim Faithfull, Kent Jespersen and Michael Kanovsky have joined our Board. These successful businessmen, who have spent most of their careers in varying sectors of the energy industry, complement our diversified Board.

As chair of the Board, I am proud of the dedication and commitment of my fellow board members.

JOHN T. FERGUSON

CHAIR OF THE BOARD

BOARD OF DIRECTORS 15

16 TRANSALTA CORPORATION AR/03

This management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and Auditors’ Report included in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in Note 27 to the consolidated financial statements. All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is current as of Feb. 27, 2004. Additional information respecting TransAlta Corporation (TransAlta or the corporation), including its annual information form, is available on SEDAR at www.sedar.com.

F O R WA R D - L O O K I N G   S TAT E M E N T S

This MD&A contains forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta. In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology. These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause the corporation’s actual performance to be materially different from those projected. Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, and the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates; results of financing efforts; changes in counterparty risk; and the impact of accounting policies issued by Canadian and U.S. standard setters. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements. See additional discussion under Risk Factors and Risk Management in this MD&A.

M A N A G E M E N T ’ S     D I S C U S S I O N     &     A N A L Y S I S            17

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O V E R V I E W

The analysis of TransAlta’s 2003 operating results is organized by consolidated results and by business segment. TransAlta has two business segments: Generation and Energy Marketing. A third business segment, Independent Power Projects (IPP), was combined with the Generation segment effective Jan. 1, 2002 following changes to TransAlta’s organizational structure. TransAlta’s Transmission operations were sold on April 29, 2002. Prior period amounts have been reclassified to reflect these changes. TransAlta’s segments are supported by a corporate group that provides finance, treasury, legal, human resources and other administrative support. These corporate group overheads are allocated to the business segments if they are not directly attributable to discontinued operations.

Each business segment assumes responsibility for its operating results measured to operating income. Operating income is not defined under GAAP and should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP as an indicator of the corporation’s financial performance or liquidity. TransAlta’s operating income is not necessarily comparable to a similarly titled measure of another company. Operating income has been calculated on a consistent basis for the three years ended Dec. 31, 2003 and is reconciled to net earnings applicable to common shareholders below:

	2 0 0 3	2 0 0 2 ) 1	2 0 0 1 ) 1

Operating income	$561.6	$212.6	$400.8
Other income (expense)	(3.2)	0.1	1.5
Foreign exchange gain (loss)	(4.7)	1.2	0.8
Net interest expense	(183.9)	(82.7)	(88.1)

Earnings from continuing operations before income taxes
and non-controlling interests	369.8	131.2	315.0
Income tax expense	78.4	23.4	97.6
Non-controlling interests	34.2	20.1	20.6

Earnings from continuing operations	257.2	87.7	196.8
Earnings from discontinued operations, net of tax	–	12.8	45.1
Gain on disposal of discontinued operations, net of tax	–	120.0	–

Net earnings	257.2	220.5	241.9
Preferred securities distributions, net of tax	23.0	20.9	13.1

Net earnings applicable to common shareholders	$234.2	$199.6	$228.8

1	TransAlta adopted the new accounting standard for asset retirement obligations on Jan. 1, 2003. The standard was adopted retroactively with restatement of prior periods. See Note 1 to the consolidated financial statements for further discussion.

Some of the corporation’s accounting policies require management to make estimates or assumptions that in some cases may relate to matters that are inherently uncertain. Critical accounting policies and estimates for TransAlta include: revenue recognition; valuation and useful life of property, plant and equipment (PP&E); asset retirement obligations; valuation of goodwill; income taxes; and employee future benefits. See additional discussion under Critical Accounting Policies and Estimates in this MD&A.

TransAlta measures capacity as net maximum capacity (see glossary for definition of this and other key terms) which is consistent with industry standards. Capacity figures represent capacity owned and in operation unless otherwise stated.

S T R AT E G Y   A N D   K E Y   P E R F O R M A N C E   I N D I C AT O R S

Strategy

The corporation’s strategy is to deliver sustainable and increasing earnings and cash flow through operations and growth of a diversified portfolio of power generating assets. To implement this strategy, TransAlta focuses on maintaining a strong balance sheet, minimizing costs, utilizing existing assets efficiently and carefully managing the risk profile while methodically growing capacity.

In 2003, TransAlta increased net generating capacity by 1,178 megawatts (MW). The corporation commissioned two plants in Mexico and completed the Sarnia plant and the McBride Lake wind generation project. In addition, the corporation acquired a 50 per cent interest in CE Generation LLC (CE Gen).

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TransAlta has 225 MW of capacity under construction at the Genesee 3 project and 68 MW of capacity under construction at the Summerview Wind Farm. TransAlta also has 990 MW approved for development. At Dec. 31, 2003 TransAlta had 9,605 MW of owned capacity in operation, under construction or approved for development.

The increase in net generating capacity was partially offset by the sale of a portion of TransAlta’s 50 per cent interest in the Sheerness Generating Station (Sheerness) to TransAlta Cogeneration, L.P. (TA Cogen) in July 2003. The proceeds received in 2003 from this sale were used to reduce the debt incurred to fund the new capacity additions previously discussed. The approximately $125 million remaining sale proceeds are expected to be received in 2004.

Availability is a key driver of TransAlta’s financial results as approximately 88 per cent of the corporation’s revenues are derived from contracts with either production or availability components. In 2003, TransAlta spent $112.5 million on planned maintenance and increased fleet availability to 90.6 per cent from 88.4 per cent in 2002. TransAlta’s goal is to have an overall availability rate of 90 per cent. As a result of the increased capacity and availability, production also increased by 13 per cent to 53,134 gigawatt hours (GWh) in 2003.

Long-term contracts minimize TransAlta’s exposure to market price fluctuations and provide a stable stream of revenues to support fixed operating costs, pay interest and recover capital expenditures. The corporation also reserves a portion of its capacity to be available to be sold at market rates. In 2003, 91 per cent of the corporation’s production was sold under contracts with durations of at least 12 months and 74 per cent was sold under contracts with original terms of 10 years or more.

Energy Marketing is a vital asset in delivering sustainable revenues. Energy Marketing acts to maximize margins from the production and sale of electricity, minimize the cost of natural gas used to generate electricity and steam and reduce the risk to the corporation from unplanned outages by acquiring replacement power at the lowest possible price. During 2003, Energy Marketing helped to increase revenues from generating assets from $36 per MWh in 2002 to $45 per MWh in 2003. Although Energy Marketing incurred a $15.5 million operating loss on proprietary trading, mainly due to a $33.3 million clerical error in the Annapolis office described in Significant Events in this MD&A, proprietary trading is expected to contribute between $20 million and $40 million in operating income annually.

To minimize risk, TransAlta’s long-term goal is to ensure no more than 30 per cent of the corporation’s generating capacity is in one fuel source or market. TransAlta would like to have 10 per cent of capacity from renewable generation sources by 2010.

In addition to increasing production from renewable sources, the continued investment in international emission offset credits and development of clean coal technology will position the corporation to manage future climate change regulations. The corporation is focused on managing international emission levels and has reduced its worldwide greenhouse gas intensity by 10 per cent from 1990 levels while increasing generation by approximately 75 per cent over the same period. TransAlta is positioning itself to meet the requirements of a Canadian climate change program expected in 2008. TransAlta also has a longer-term strategy to seek emission reduction opportunities as its existing plants are retired and as new combustion and environmental technology is developed to further reduce emissions.

TransAlta has strategic alliances with EPCOR Utilities Inc. (EPCOR), ENMAX Corporation (ENMAX) and MidAmerican Energy Holdings Company (MidAmerican). The EPCOR alliance provided the opportunity to acquire a 50 per cent ownership in the 450 MW Genesee 3 project. The ENMAX partnership in the McBride Lake wind project provides the economic support to expand TransAlta’s renewable energy business. MidAmerican owns the other 50 per cent interest in CE Gen.

In 2003, TransAlta implemented ‘Target Zero’, a long-term plan focused on reducing safety incidents to zero. TransAlta also integrated ISO 14001, an environmental health and safety management system. These initiatives resulted in the injury frequency rate decreasing by 27 per cent in 2003.

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TransAlta is focused on maintaining a strong balance sheet and investment grade credit ratings. At Dec. 31, 2003, TransAlta’s debt-to-invested capital ratio (including non-recourse debt) was 47.9 per cent and the corporation’s credit rating was BBB- (stable) by Standard & Poor’s.

For the year ended Dec. 31, 2003, TransAlta earned $1.26 per common share, an increase of eight per cent over 2002. Earnings in 2003 included a $145.8 million after-tax gain related to the sale of a portion of the interest in the Sheerness plant, as well as $59.0 million of after-tax asset impairment charges. While TransAlta will attempt to achieve average earnings growth of five per cent per annum in the medium term, 2004 earnings are expected to be negatively impacted by increased planned maintenance.

Key Performance Indicators

For the Generation segment, key performance indicators (KPIs) include availability, production, fuel and operating costs, and pricing applicable to non-contracted production. For the Energy Marketing segment, KPIs include trading volumes, margins and value at risk (VAR), which is a measure used to manage earnings exposure from proprietary (non asset-backed) trading activities. Each of these KPIs is discussed in greater detail in Segmented Business Results in this MD&A. KPIs for the corporate segment include the debt-to-invested capital ratio, interest and debt-coverage ratios and credit ratings. These KPIs are discussed under Liquidity and Capital Resources.

M A R K E T T R E N D S

Changes in the price of electricity have an influence on TransAlta’s financial performance. Fluctuating supply and demand and the regional nature of electricity markets resulted in high market volatility and high prices for electricity in early 2001. In the last half of 2001, additional capacity was brought to market and economic conditions reduced demand; this combination resulted in lower volatility and prices throughout 2002 and 2003. Electricity price levels in Alberta and the Pacific Northwest are expected to be slightly lower in 2004 compared to 2003 due to forecasted lower natural gas prices and higher hydro production. In Ontario, electricity prices are also expected to be lower in 2004 compared to 2003 due to the recommissioning of several large nuclear units and only moderate growth in electricity demand.

Electricity prices generally increase as a result of higher natural gas prices. However, as experienced in 2002 and 2003, increased natural gas prices can also reduce spark spreads (the difference between the price of natural gas consumed to produce power and the selling price of electricity). The increases in electricity prices may not be completely correlated to the increase in natural gas prices due to imbalances between traditional supply and demand levels.

Liquidity in the medium- and longer-term energy trading markets has decreased considerably since 2001, while activity levels in the short-term market have increased. Margins in the energy trading business, particularly the Pacific Northwest, have declined relative to 2001.

In 2003, the Canadian dollar appreciated significantly against the U.S. dollar. As the Canadian dollar appreciates, U.S. denominated earnings decrease upon translation to Canadian dollars.

From January 2002 until May 2003, Canadian long-term interest rates decreased by approximately 0.8 per cent, reaching the lowest point in May 2003. During the same period, Canadian short-term interest rates increased approximately 0.6 per cent. In the two year period ended Dec. 31, 2003, U.S. long-term interest rates declined by approximately 0.8 per cent, reaching a multi-decade low point in June 2003. U.S. short-term interest rates declined over the same period by approximately 0.7 per cent.

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H I G H L I G H T S

TransAlta made significant additions to its asset base and generating capacity in late 2002 and 2003. The corporation purchased the remainder of Vision Quest Windelectric Inc. (Vision Quest) in December 2002 and a 50 per cent interest in CE Gen in January 2003. TransAlta completed the construction of the Sarnia, Chihuahua and Campeche plants in the first three quarters of 2003. These projects added 1,367 MW of net operating capacity, of which approximately 75 per cent is under long-term contracts. Throughout 2003, TransAlta took steps to maintain the strength of its balance sheet. Proceeds from the sales of Sheerness, the Calgary head office building, the Goldfields pipeline and the issuance of common shares were substantially directed to repaying the debt that was incurred to expand capacity.

For the year ended Dec. 31, 2003, the additional capacity resulted in increased production and higher gross margin compared to 2002. This was substantially offset by higher planned maintenance on existing plants and higher interest and depreciation costs from the new capacity additions. A $33.3 million clerical error contributed to Energy Marketing’s operating loss of $15.5 million for the year ended Dec. 31, 2003. Cash flow from operations was higher than in 2002 due to higher earnings and lower working capital requirements.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency transactions and balances is discussed with the relevant income statement and balance sheet items. While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the individual items is reflected in the cumulative translation account on the consolidated balance sheet.

The following table depicts key financial results and statistical operating data:

Years ended Dec. 31	2 0 0 3	2 0 0 2 [4]	2 0 0 1 [4]

Availability (%)	90.6	88.4	86.9
Production (GWh)	53,134	47,172	44,136
Electricity trading volumes (GWh)[1]	89,833	92,874	27,619
Gas trading volumes (million GJ)[1]	270.2	162.0	99.3
Total assets	$8,420.2	$7,414.9	$7,579.1
Long-term debt (including current portion), net of cash	$3,007.1	$2,563.3	$2,449.1

Revenue	$2,508.6	$1,814.9	$2,559.5

Gross margin	1,356.1	1,059.3	1,132.3

Earnings from continuing operations[2]	234.2	66.8	183.7
Earnings from discontinued operations, net of tax[3]	–	12.8	45.1
Gain on disposal of discontinued operations, net of tax[3]	–	120.0	–

Net earnings applicable to common shareholders	$234.2	$199.6	$228.8

Basic earnings per common share:
Earnings from continuing operations	$1.26	$0.39	$1.09
Net earnings	1.26	1.17	1.36
Diluted earnings per common share:
Earnings from continuing operations	1.26	0.39	1.07
Net earnings	1.26	1.17	1.34

Cash flow from operating activities	$756.5	$437.7	$715.6

1	2002 production and electricity and gas trading volumes have been restated to conform with current reporting practices and standards.
2	Continuing operations include the Generation and Energy Marketing segments plus corporate costs not directly attributable to discontinued operations, and are net of preferred securities distributions.
3	Discontinued operations consist of the Transmission operation that was sold on April 29, 2002.
4	TransAlta adopted the new standard for asset retirement obligations on Jan. 1, 2003. The standard was adopted retroactively with restatement of prior periods. See Note 1 to the consolidated financial statements for further discussion.

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Availability increased in 2003 compared to 2002 as a result of significantly fewer planned outages at the Centralia plant and a higher proportion of gas-fired plant capacity. Planned maintenance at the Alberta thermal plants increased compared to 2002, which partially offset the increased availability at the Centralia plant and new gas plants. The increase in 2002 availability compared to 2001 is attributable to improved operational performance at the thermal and gas plants.

Production increased in 2003 due to capacity additions from the acquisitions of a 50 per cent interest in CE Gen and the remainder of Vision Quest; the commencement of commercial operations at the Sarnia, Campeche and Chihuahua plants; and higher production from the Centralia and Poplar Creek plants. The increase was partially offset by the decommissioning of unit three of the Wabamun plant in November 2002. Production increased in 2002 compared to 2001 as a result of increased production from the Centralia plant and incremental production from the Centralia Gas plant, partially offset by lower production due to accelerated maintenance at the Alberta thermal plants.

Gross margins increased in 2003 compared to 2002 as a result of increased production and availability and the $38.9 million Wabamun arbitration decision which was recorded as a reduction to revenues in 2002. Gross margins decreased in 2002 compared to 2001 due to significantly lower Energy Marketing margins, offset by increased production and availability from generating assets.

In 2003, operating income increased to $561.6 million compared to $212.6 million in 2002 and $400.8 million in 2001 as shown below:
Operating income Dec. 31, 2001	$400.8
Higher Generation gross margins	77.9
Wabamun arbitration decision	(38.9)
Lower Energy Marketing gross margins	(112.0)
Increased operations, maintenance and administration	(28.3)
Increased depreciation	(30.2)
Pierce Power plant impairment	118.8
Prior period regulatory decisions	(14.3)
Wabamun impairment charge	(110.0)
Turbine order cancellation	(42.5)
Other	(8.7)

Operating income Dec. 31, 2002	$212.6
Higher Generation gross margins	67.0
CE Gen operating income	79.5
Wabamun arbitration decision	38.9
Lower Energy Marketing gross margins	(37.7)
Increased operations, maintenance and administration	(68.0)
Increased depreciation	(17.5)
Gain on sale of Sheerness	191.5
Gain on sale of TransAlta Power partnership units	15.2
Wabamun impairment charge	110.0
Turbine order cancellation	42.5
Turbine impairment	(84.7)
Other	12.3

Operating income Dec. 31, 2003	$561.6

Earnings from continuing operations, net of preferred securities distributions, for 2003 were $234.2 million ($1.26 per common share), compared to $66.8 million ($0.39 per common share) for 2002. In 2003, earnings from continuing operations, net of preferred securities distributions, includes the $145.8 million after-tax gain on the sale of Sheerness, the $9.9 million after-tax dilution gain on the sale of TransAlta Power, L.P. (TransAlta Power) partnership units, the $3.6 million after-tax Binghamton impairment, the $4.1 million after-tax write-down of long-term investments and the $55.4 million after-tax turbine impairment

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charge. Earnings from continuing operations, net of preferred securities distributions, for the year ended Dec. 31, 2002 include the $11.2 million after-tax gain from refinancing of foreign operations, the $27.6 million after-tax turbine order cancellation charge, the $71.5 million after-tax Wabamun impairment charge and the $25.2 million after-tax charge resulting from the Wabamun arbitration decision. See Significant Events below for further discussion.

Earnings from continuing operations, net of preferred securities distributions, decreased by $116.9 million in 2002 compared to 2001. The decrease was primarily due to lower Energy Marketing margins, the Wabamun plant impairment charge, the cancellation of turbines ordered, and the impact of the accelerated Alberta thermal plant maintenance schedule, partially offset by reduced purchased power requirements.

Net earnings applicable to common shareholders for 2002 included the $120.0 million after-tax gain on sale of the Transmission operation.

Cash flow from operating activities in 2003 was $756.5 million compared to $437.7 million for 2002. The increase was primarily due to higher earnings and the collection of commodity tax receivables in the U.S. and Mexico (US$79.0 million) in 2003, the settlement of a disputed ancillary services revenue issue with the Balancing Pool of Alberta ($49.9 million) in 2002, the timing of cash tax obligations ($55.6 million) in 2002, and the final instalment of 2001 income taxes paid in 2002 ($109.0 million). Cash flow from operating activities was $277.9 million lower in 2002 compared to 2001. The decrease was due to lower earnings, the impact of the collection in 2001 of accounts receivable relating to the Alberta Power Pool upon implementation of deregulation on Jan. 1, 2001 ($170.0 million), and other reasons discussed above.

The corporation’s disclosure controls and procedures have enabled the certification of TransAlta’s annual report to shareholders in compliance with the requirements of Section 302 of the Sarbanes-Oxley Act.

S I G N I F I C A N T    E V E N T S

These consolidated financial results include the following significant events. All gains and losses discussed below are presented as pre-tax (after-tax) amounts.

2 0 0 3

Acquisitions

In January 2003, TransAlta acquired a 50 per cent interest in EPCOR’s Genesee 3 project for an estimated $395 million, of which $256.8 million had been spent at Dec. 31, 2003. The 450 MW addition to the existing Genesee Generating Station is currently under construction southwest of Edmonton, Alberta. EPCOR will continue to manage the project’s construction and will operate the plant upon commercial operation in the first quarter of 2005. Both parties will independently dispatch and market their share of the electrical output from the unit. Included in the arrangement is an option for EPCOR to purchase a 50 per cent interest in TransAlta’s Centennial 1 project. The option expires Dec. 31, 2005. EPCOR also has the option to purchase a 50 per cent interest in TransAlta’s Sarnia plant, which may be exercised between January 2003 and Mar. 31, 2004.

In January 2003, the corporation acquired a 50 per cent interest in CE Gen for $366.6 million. CE Gen, through its subsidiaries, is primarily engaged in the development, ownership and operation of power production facilities in the U.S. using geothermal resources and natural gas as fuel. CE Gen has 13 facilities with an aggregate operating capacity of 757 MW. The acquisition included the right to a 50 per cent interest in a geothermal project currently under development in Imperial Valley, California.

Equity Offering

In March and April of 2003, the corporation issued a total of 17.25 million common shares for gross proceeds of $276.0 million. Proceeds were used to finance growth projects and repay debt.

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Sale of Goldfields Gas Pipeline

In April 2003, TransAlta sold its remaining interest in the Goldfields gas pipeline for proceeds of AUD$24.1 million (Cdn$21.6 million), which approximated book value.

Sale of Head Office Building

In May 2003, TransAlta sold the Calgary head office building for $65.8 million, which approximated book value. TransAlta is leasing the property for a term of 20 years.

Energy Marketing Loss on Transmission Congestion Contracts

TransAlta submitted an erroneous bid to the New York Independent System Operator (New York ISO) for May 2003 transmission congestion contracts (TCCs). The New York ISO manages New York’s electricity transmission system and TCCs are financial contracts. TransAlta’s computer spreadsheet contained mismatched bids for TCCs due to a clerical error and resulted in TransAlta purchasing more contracts at higher prices than intended. The erroneous bid resulted in a loss of $33.3 million ($20.0 million) in May 2003.

Turbine Impairment Charges

Following a strategic review and after examining expected unfavourable market conditions, the corporation concluded that the book value of its turbine inventory was unlikely to be fully recovered. As a result, TransAlta recorded an $84.7 million ($55.4 million) impairment charge in the third quarter of 2003 to write down the turbines to fair value.

Sale of Sheerness

In July 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit, 756-MW coal-fired Sheerness plant to TA Cogen for $630.0 million. TA Cogen is owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power. The transaction allowed TransAlta to realize a portion of the inherent value of the plant and provide cash for repaying debt. TransAlta received cash proceeds of $149.9 million, $315.0 million in TA Cogen units and $165.1 million in TransAlta Power units. As part of the financing and concurrent with the sale, TransAlta Power issued 17.75 million partnership units and 17.75 million warrants to the public for gross proceeds of $165.1 million, and 17.75 million partnership units to TransAlta for gross proceeds of $165.1 million. Following the issue of the units, TransAlta’s ownership interest in TransAlta Power on July 31, 2003 was approximately 26 per cent. The warrants, when exercised, are exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. As the warrants are exercised, TransAlta will sell TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power to its original 0.01 per cent and increasing cash proceeds by a further $165.1 million, assuming all the warrants are exercised. As a result of the exercising of warrants and the subsequent sale of TransAlta Power units back to TransAlta Power, TransAlta’s ownership interest in TransAlta Power was approximately 19 per cent at Dec. 31, 2003.

As a consequence of the sale, the obligation for TransAlta to purchase all of TransAlta Power’s interest in TA Cogen on Dec. 31, 2018 that arose on the sale of power generation assets to TA Cogen in 1998 has been eliminated; therefore, the remaining deferred gain of $119.8 million ($99.1 million) related to this sale was recognized in earnings in 2003. In addition, the management agreements between TransAlta, TransAlta Power and TA Cogen were amended to remove the mechanism for the deferral of management fees and remove the obligation for TransAlta Power and TA Cogen to pay management fees to TransAlta in the future. As consideration for the amendments, TransAlta received $1.0 million from TransAlta Power and $5.0 million from TA Cogen.

In the third quarter of 2003, TransAlta realized a gain on sale of $191.5 million ($145.8 million), which included the realization of the 1998 deferred gain of $119.8 million. During the fourth quarter, TransAlta recognized $15.2 million ($9.9 million) of gains on the sale of TransAlta Power units. TransAlta expects to recognize approximately $53 million ($34 million) of further gains on the assumption that the warrants are fully exercised and TransAlta’s effective interest in TransAlta Power is reduced to its original 0.01 per cent.

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Plant Impairment Charge

The corporation performed an annual review of its PP&E. As a result of this review, TransAlta recorded a $5.6 million ($3.6 million) impairment charge on the Binghamton plant in the fourth quarter of 2003. The Binghamton plant sells electricity to the New York area at spot market rates when such prices exceed its marginal operating costs. Due to generation overcapacity in the Northeastern U.S. and transmission constraints, TransAlta does not expect the plant to operate on a regular basis or at prices that would justify its current book value. The impairment charge reduces the Binghamton plant’s book value to fair value.

Write-down of Investments

On an annual basis, TransAlta reviews the valuation of its long-term equity investments. As a result of this review, in the fourth quarter of 2003, the corporation recorded a $6.2 million ($4.1 million) charge to recognize an other than temporary decline in fair value of its investments. The charge is included in corporate operations, maintenance and administration (OM&A) expenses.

Sale of Seebe Land

On Dec. 31, 2003, TransAlta sold 539 acres of undeveloped land at Seebe, Alberta for $11.0 million. The corporation recognized a gain on sale of $10.5 million ($8.6 million).

2 0 0 2

Centennial Project

In February 2002, the Alberta Energy and Utilities Board (EUB) approved the previously announced Centennial project, which is a 900 MW merchant expansion at the Keephills site. The first phase of the project (Centennial 1) is now part of the arrangement with EPCOR and the two corporations will jointly proceed with the development phase of the project.

Gain on Disposal of Discontinued Operations

In April 2002, TransAlta’s Transmission operation was sold for proceeds of $820.7 million. The disposal resulted in an after-tax gain on sale of $120.0 million ($0.71 per common share).

Prior Period Regulatory Decisions

Financial results for 2001 and 2002 were affected by EUB decisions relating to other reporting periods. The impact of such regulatory decisions is recorded when the effect of such decisions is known, without adjustment to the financial statements of prior periods.

In April 2002, the EUB rendered a negative decision of $3.3 million ($2.1 million) with respect to TransAlta’s hydro bidding strategy in 2000.

Wabamun Arbitration Decision

In May 2002, the corporation received the arbitrators’ decision with respect to the Wabamun outage. As a result of the decision, the corporation was required to pay $38.9 million ($25.2 million), which was recorded as a reduction of revenue.

Ancillary Services Revenue Settlement

In July 2002, a dispute with the Balancing Pool of Alberta in respect of the allocation of hydro ancillary services deferred revenue under the power purchase arrangements (PPAs) was resolved. TransAlta repaid $49.9 million received in advance from the Balancing Pool. The settlement had no earnings impact as the corporation had not previously recognized the amount as revenue.

Refinancing of Foreign Operations

During the third quarter of 2002, TransAlta restructured the financing of certain of its foreign operations. As a result, the corporation was able to record the benefit of previously unrecognized foreign tax loss carryforward balances. This restructuring contributed $11.2 million to earnings as reduced income tax expense in the third quarter of 2002.

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Turbine Order Cancellation

In the fourth quarter of 2002, the corporation cancelled orders for four turbines and recorded a cancellation charge of $42.5 million ($27.6 million). The costs consisted solely of progress payments made to the date of the contract termination.

Decommissioning of Wabamun Plant

In the fourth quarter of 2002, TransAlta decided to implement a phased decommissioning of the Wabamun facility by removing the 139-MW unit three from service. As a result of this decision to decommission unit three and the upcoming retirements of units one and two (62 MW and 57 MW, respectively), the corporation recognized an impairment charge of $110.0 million ($71.5 million) in the fourth quarter of 2002. The corporation plans to retire units one and two in 2004 and unit four (279 MW) in 2010 when its operating license expires. The PPA for the plant expired on Dec. 31, 2003. 2004 production will be sold on the spot market.

Purchase of Vision Quest

In the fourth quarter of 2002, TransAlta purchased the remaining interest in Vision Quest. The transaction increased the corporation’s total investment in the wind power company to $68.8 million. Vision Quest operates 124 wind turbines with 119 MW of gross generating capacity in operation (82 MW net ownership interest). Vision Quest’s financial results are included in Generation’s results for segmented reporting purposes.

2 0 0 1

Sale of Discontinued Operations

On June 29, 2001, the corporation sold its Composter facility in Edmonton, Alberta for cash proceeds of $97.0 million. No gain or loss resulted from the disposal.

Pierce Power

In September 2001, TransAlta reassessed its investment in the 154-MW Pierce Power plant as a result of weak economic conditions. Revenue hedges that were no longer expected to be effective were unwound and realized, resulting in the recognition of $121.8 million in revenue, partially offset by a write-down in the carrying amount of PP&E of $66.5 million and $52.3 million recognized in anticipated future plant operating costs.

Prior Period Regulatory Decisions

In December 2001, the EUB ruled that the Wabamun unit four outage qualified for relief under the Temporary Suspension Regulation (TSR) and ordered TransAlta receive $11.0 million ($7.0 million) to compensate the corporation for obligation payments incurred in 2000 as a result of the outage.

N E W    A C C O U N T I N G    S TA N D A R D S

Effective Jan. 1, 2003, TransAlta early adopted the new Canadian Institute of Chartered Accountants (CICA) standard for accounting for asset retirement obligations. Under the new standard, the corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. Previously, future site restoration costs for coal and hydro plants were recognized over the estimated life of the plant on a straight-line basis. Reclamation costs for mining assets were recognized on a unit-of-production basis. No provision for future site restoration for gas generation plants had been recorded as the costs of restoration were expected to be offset by the salvage value of the related plant. TransAlta recorded an asset retirement obligation for all generating facilities, as it is legally required to remove the facilities at the end of their useful lives and restore the plant and mine sites to their original condition. For the hydro facilities, the corporation is required to remove the generating equipment,

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but is not legally required to remove the structures. TransAlta has recognized legal obligations arising from government legislation, written agreements between entities, case law and promises conveyed to third parties that impose reasonable expectations of performance upon the corporation under the doctrine of promissory estoppel. The asset retirement liabilities are recognized when the asset retirement obligation is incurred. Asset retirement liabilities for coal mines are incurred over time, as new areas are mined, and a portion of the liability is settled over time as areas are reclaimed prior to final pit reclamation. The effect of this change in accounting policy was recorded retroactively with restatement of prior periods. The impact of the adoption of the new standard resulted in an $87.4 million reduction of the future site restoration liability at Dec. 31, 2002 and a $14.2 million and $9.7 million recovery of future site restoration costs booked in 2001 and 2002, respectively.

Effective Jan. 1, 2003, TransAlta elected to account for stock-based compensation in accordance with the fair value method and will expense stock-based compensation in respect of stock options granted after that date. No stock options were granted in 2003. Prior to 2003, TransAlta used the intrinsic method of accounting for its stock option plans and performance stock option plan. The impact of adopting the fair value method was immaterial to the consolidated financial statements.

The CICA established a new standard on the disposal of long-lived assets and discontinued operations. This standard was effective May 1, 2003, however TransAlta early adopted the standard on Jan.1, 2003. The standard requires that a long-lived asset to be disposed of other than by sale shall continue to be classified as held and used until it is disposed of. Certain criteria must be met before a long-lived asset can be classified as held for sale. The standard also defines discontinued operations more broadly than previously and prohibits the inclusion of future operating losses in a loss recognized upon classification of a long-lived asset as held for sale. The impact of adopting this standard was immaterial to the consolidated financial statements.

In 2003, the U.S. Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus on EITF 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes. EITF 03-11 gives guidance on whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis and concluded such classification is a matter of judgment that depends on the relevant facts and circumstances. TransAlta concluded that real-time physical trading contracts meet the definition of derivative contracts held for delivery and therefore all gains and losses on real-time physical trading contracts are shown gross in the statements of earnings. Prior periods have been restated.

The CICA has amended the standard on the presentation of liabilities and equity effective for years beginning on or after Nov. 1, 2004. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity’s own equity instruments, but the entity must, or can, settle the obligation by delivery of its own equity instruments (the number of which depends on the amount of the obligation). Such an obligation is a financial liability of the entity. TransAlta will early adopt this standard effective Jan. 1, 2004 and will therefore include the corporation’s preferred securities in long-term debt on the consolidated balance sheet. Preferred securities distributions will be included in interest expense on the consolidated statement of earnings. There will be no effect on earnings applicable to common shareholders as a result of adopting this standard.

Effective Jan. 1, 2004, TransAlta has elected to prospectively present employee share purchase plan loans (Note 16) as a deduction from shareholders’ equity. The impact of this new accounting treatment will be immaterial to the consolidated financial statements.

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O U T L O O K

The key factors affecting the financial results in 2004 are the megawatt capacity in place, the availability of and production from generating assets, the costs of production, the margins applicable to non-contracted production, and the volumes traded and margins achieved on Energy Marketing activities within pre-established risk limits.

The following factors will be influenced by, but not limited to, certain risks and uncertainties. For further discussion, see Risk Factors and Risk Management in this MD&A.

Production, Availability and Capacity

In 2004, production is expected to increase due to the capacity additions that occurred throughout 2003, partially offset by increased planned maintenance. Availability for 2004 is expected to be similar to 2003. Generating capacity is expected to decrease in 2004 from the Dec. 31, 2003 level due to the decom-missioning of units one and two (62 MW and 57 MW, respectively) of the Wabamun plant during the year, partially offset by the expected completion of the 68-MW Summerview Wind Farm project in the third quarter of 2004. The Genesee 3 project is expected to be commissioned in the first quarter of 2005.

Power Prices

In the Alberta and Pacific Northwest markets, electricity spot prices in 2004 are expected to be lower on average than in 2003 due to a reduction in natural gas prices from early 2003 levels, increased system wide reserve margins and increased hydro production. In Ontario, electricity spot prices are also expected to be lower in 2004 than in 2003 due to overcapacity from the recommissioning of nuclear power facilities. Spark spreads are expected to be comparable to or higher than 2003 as natural gas prices are expected to decrease more than power prices.

Exposure to volatility in electricity prices and spark spreads is substantially mitigated through firm-price, long-term electricity sales contracts with creditworthy counterparties. Exposure to volatility in gas prices is partially mitigated by the flow-through of the costs of natural gas to customers in some of these contracts and the existence of price caps in certain natural gas supply contracts. For 2004, 83 per cent of production is contracted, a significant portion of which relates to the Alberta PPAs, which are based on achieving specified availability rates. The corporation will continue to focus on maximizing revenues from these contracts.

Energy Marketing

Short-term and real-time markets are expected to be similar to the last quarter of 2003. Power trading strategies will consist of shorter-term physical and financial trades in regions where TransAlta has assets and the markets that interconnect with those regions. TransAlta’s trading activities will be mainly short-term transactions, thereby limiting credit risk and maintaining low working capital requirements.

In 2004, Energy Marketing is expected to contribute between $20 million and $40 million to operating income.

Costs of Production

Fluctuations in the cost of coal are minimized through ownership of reserves in Alberta and Central Washington. OM&A costs per megawatt hour (MWh) will fluctuate by quarter dependent on the timing and nature of maintenance activities. OM&A per MWh in 2004 is expected to be consistent with 2003.

Depreciation

Depreciation expense will increase in 2004 as the plants acquired and commissioned during 2003 will be depreciated for the full year.

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Exposure to Fluctuations in Foreign Currencies

TransAlta’s target is to offset 100 per cent of foreign denominated assets with foreign denominated liabilities. TransAlta also has foreign currency expenses, primarily interest charges, that offset foreign currency revenues. This strategy minimizes the impact on TransAlta of the recent appreciation in the Canadian dollar against the U.S. dollar.

Net Interest Expense

Net interest expense is expected to increase in 2004 as a result of the reduction of capitalized interest due to the completion of construction of the Sarnia, Campeche and Chihuahua plants. During 2003, the corporation capitalized interest of $45.2 million as a result of the significant construction activity during the year.

Income Tax Rate

Income tax rates in 2004 are expected to be consistent with 2003 levels. Assuming a similar geographic distribution of earnings and no material changes in tax rates, the corporation anticipates an effective tax rate for 2004 of approximately 25 per cent.

Non-controlling Interests

Non-controlling interests are expected to increase in 2004 as a result of the exercise of the TransAlta Power warrants related to the Sheerness sale.

Preferred Securities Distributions

2004 preferred securities distributions are expected to be similar to 2003 levels. As previously discussed in New Accounting Standards, as of Jan. 1, 2004, preferred securities will be classified as long-term debt on the consolidated balance sheet and distributions will be included in interest expense on the consolidated statement of earnings.

Cash Requirements

In 2004, cash will be provided by a combination of cash flow from operations, utilization of various credit facilities and the sale of TransAlta Power units related to the sale of Sheerness. Cash will be required for maintenance, additions to PP&E, dividend payments and repayment of short-term and maturing senior debt. Capital expenditures are expected to be between $400 million and $425 million, of which approximately $160 million will be spent on the Summerview and Genesee 3 projects. The remainder will be spent on planned and preventative maintenance, including CE Gen. TransAlta expects to increase planned maintenance expenditures in 2004, as there will be more replacement than repair work conducted. In 2004, $183.8 million of existing debt is required to be refinanced.

Climate Change

In December 2002, the Canadian government ratified the Kyoto Protocol. The Kyoto Protocol is not expected to have an impact on TransAlta’s U.S., Mexican or Australian operations. TransAlta is not able to estimate the full impact the Protocol will have on its Canadian operations, as the Canadian government has not yet established the regulatory requirements. However, the PPAs for TransAlta’s coal-fired plants in Alberta contain ‘Change of Law’ provisions that provide an opportunity to recover compliance costs from the PPA customers.

TransAlta continues to take measured action to mitigate future climate change costs. The corporation is building a portfolio of emission offsets for its merchant plants as part of its response to climate change. As a member of the Canadian Clean Power Coalition, TransAlta, along with its peers, is exploring other means to reduce greenhouse gas emissions, including the development of clean coal technology. TransAlta continues to grow its renewable energy portfolio, reduce its emissions intensity and diversify its fuel mix.

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S E G M E N T E D   B U S I N E S S   R E S U LT S

Generation Owns and operates hydro, wind, geothermal, gas-, and coal-fired plants and related mining operations in Canada, the U.S., Mexico and Australia. At Dec. 31, 2003 Generation had 8,846 MW of gross generating capacity in operation (8,322 MW net ownership interest) and 293 MW under construction. Key performance indicators for Generation include availability, production, operating costs and natural gas and electricity market prices.

Effective Jan. 1, 2002, TransAlta’s organizational structure changed to combine the Generation and IPP business segments into one Generation segment. This was done to improve the corporation’s operational capability and reliability through the sharing of resources and best practices across all generating assets. Prior period amounts have been reclassified to reflect the combination of these assets.

TransAlta added 1,178 MW of net generating capacity in 2003 as detailed below:

Net
	Date	ownership
Project	completed	interest

Purchase of 50% interest in CE Gen	January	378 MW
Commissioning of Sarnia plant (excluding previous 135 MW acquired in 2002)	March	440 MW
Commissioning of Campeche plant	May	252 MW
Completion of McBride Lake wind generation project	June	38 MW
Sale of a portion of the Sheerness plant	July	(189 MW)
Commissioning of Chihuahua plant	September	259 MW

Additions to net generating capacity in 2003		1,178 MW

In 2003, availability was 90.6 per cent compared to 88.4 per cent in 2002 and 86.9 per cent in 2001. The increase in 2003 was due to higher availability at the Centralia and Poplar Creek plants and the addition of the new gas plants.

Availability increased in 2002 compared to 2001 as a result of improved operational performance at the thermal and gas plants, partially offset by the accelerated maintenance at the Alberta thermal plants. At various times during 2002, when the market price of electricity was lower than the variable costs of production at certain plants, the corporation reduced production at these plants, and purchased electricity from the market to fulfill contractual obligations (economic dispatch). During these periods of economic dispatch, the affected plants were available to generate the electricity if required.

The results of the Generation segment were as follows:

		2 0 0 3		2 0 0 2[1]		2 0 0 1 [1]

Years ended Dec. 31	Total	Per MWh	Total	Per MWh	Total	Per MWh

Revenues	$2,412.2	$45.40	$1,674.9	$35.51	$2,158.4	$48.90
Fuel and purchased power	(1,067.4)	(20.09)	(664.6)	(14.09)	(1,187.1)	(26.90)

Gross margin	1,344.8	25.31	1,010.3	21.42	971.3	22.00
Operating expenses:
Operations, maintenance and administration	480.0	9.03	346.7	7.35	290.6	6.58
Depreciation and amortization	321.6	6.05	220.3	4.67	178.1	4.04
Taxes, other than income taxes	23.1	0.44	27.3	0.58	18.7	0.42
Gain on sale of Sheerness Generating Station	(191.5)	(3.60)	–	–	–	–
Gain on sale of TransAlta Power partnership units	(15.2)	(0.29)	–	–	–	–
Gain on sale of Seebe land	(10.5)	(0.20)	–	–	–	–
Asset impairment charges	90.3	1.70	152.5	3.23	118.8	2.69
Prior period regulatory decision	–	–	3.3	0.07	(11.0)	(0.25)

Operating income before corporate allocations	647.0	12.18	260.2	5.52	376.1	8.52
Corporate allocations	(69.9)	(1.32)	(70.6)	(1.50)	(82.5)	(1.87)

Operating income	$577.1	$10.86	$189.6	$4.02	$293.6	$6.65

1	TransAlta adopted the new accounting standard for asset retirement obligations on Jan.1, 2003. The standard was adopted retroactively with restatement of prior periods. See Note 1 to the consolidated financial statements for further discussion.

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On an annualized basis, approximately 90 per cent of production is subject to contracted prices, including capacity payments, and approximately 10 per cent is subject to market pricing. Revenues received under contractual arrangements are not subject to short-term fluctuations in the spot price for electricity. For the year ended Dec. 31, 2003, 91 per cent of total production was subject to contracted prices (2002 – 93 per cent, 2001 – 95 per cent), with the remaining production subject to market pricing.

The existing contracts have remaining terms ranging from one to 31 years. Contracted production, as a percentage of potential production from existing assets and assets currently under construction at Dec. 31, 2003, is shown for the next five years in the chart to the right.

Generation’s revenues are derived from the production of electricity and steam as well as ancillary services such as system support. Revenues are subject to seasonal variations: during the summer months, warmer temperatures result in less efficient fuel conversion rates (higher heat rates) and increased hydro production from spring run-off generally results in lower electricity prices. TransAlta’s electricity and steam production revenues are generated from the following revenue streams:

Alberta Power Purchase Arrangements are long-term arrangements that apply to the previously regulated Alberta generation plants. All of TransAlta’s Alberta coal-fired and hydroelectric facilities operated under PPAs during 2003. Under the terms of a PPA, a single customer has the rights to the entire production of a plant or unit for the length of the PPA.

PPAs established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the pricing formula at which capacity and power would be supplied. The corporation bears the risk or retains the benefit of volume variances (except for those arising from events considered to be force majeure, in the case of the coal-fired plants), and any change in costs required to maintain and operate the facilities. A component of the PPA capacity payment represents fixed operating, maintenance and fuel costs and is escalated annually based on certain indices published by Statistics Canada. The component of the capacity payment representing debt interest and a return on equity invested is subject to changes in the Canadian long-term bond ratio.

The corporation’s hydroelectric facilities are not contracted on a facility-by-facility basis, rather facilities are aggregated in a single Alberta PPA that provides for energy and ancillary services obligations based on hourly targets. These targeted amounts are met by TransAlta through physical delivery or third party purchases.

Long-term Contracts are similar to PPAs. TransAlta defines a long-term contract as having an original term between 10 and 25 years. Long-term contracts are typically for gas-fuelled cogeneration plants and have between one and four customers per plant. Revenues are derived from payments for capacity and/or the production of electrical energy and steam.

Merchant revenue is derived from the sale of production only, with multiple customers per plant. Production is sold via: medium-term contract sales (typically three to seven years); short-term asset-backed trading; and spot or short-term (less than one year) forward markets.

CE Gen earns revenues from 10 geothermal plants (163 MW) and three gas-fired facilities (215 MW). Eight of the geothermal plants sell their output under long-term contracts expiring between 2016 and 2035. One facility is partially contracted while the remaining facility sells its output on the spot market but has an option to sell output under a 35-year contract based on market prices. The gas-fired facilities sell their output under fixed-price contracts ranging from two to 30 years in length, with expiration dates of 2005, 2009 and 2024. All three facilities have gas supply arrangements in place for the duration of the electricity sales contracts.

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						Fuel & purchased power per MWh
			Fuel & purchased power
	Production (GWh)			Gross margin	Revenue per MWh		Gross margin per MWh
Year ended Dec. 31, 2003		Revenue

Alberta PPAs	28,295	$746.7	$191.7	$555.0	$26.39	$6.78	$19.61
Long-term contracts	8,538	666.3	408.3	258.0	78.04	47.82	30.22
Merchant	13,683	690.2	387.0	303.2	50.44	28.28	22.16
CE Gen	2,618	309.0	80.4	228.6	118.03	30.71	87.32

	53,134	$2,412.2	$1,067.4	$1,344.8	$45.40	$20.09	$25.31

						Fuel & purchased power per MWh
			Fuel & purchased power	Gross margin
	Production (GWh)	Revenue			Revenue per MWh		Gross margin per MWh
Year ended Dec. 31, 2002

Alberta PPAs	29,792	$761.6	$175.4	$586.2	$25.56	$5.89	$19.68
Long-term contracts	6,157	364.8	165.9	198.9	59.25	26.94	32.30
Merchant [1]	11,223	587.4	323.3	264.1	49.14	27.05	22.09
Wabamun arbitration decision	–	(38.9)	–	(38.9)	–	–	–

	47,172	$1,674.9	$664.6	$1,010.3	$35.51	$14.09	$21.42

1	Revenue per MWh and fuel and purchased power per MWh includes actual production volumes and economic dispatch volumes purchased (731 GWh). Fuel &
			Fuel & purchased Power			Fuel & purchased power per MWh
	Production (GWh)			Gross margin	Revenue per MWh		Gross margin per MWh
Year ended Dec. 31, 2001		Revenue

Alberta PPAs	27,775	$728.3	$147.5	$580.8	$26.22	$5.31	$20.91
Long-term contracts	5,935	301.4	150.9	150.5	50.78	25.43	25.35
Merchant	10,426	1,128.7	888.7	240.0	108.26	85.24	23.02

	44,136	$2,158.4	$1,187.1	$971.3	$48.90	$26.90	$22.00

Alberta PPA's

In 2003, production decreased by 1,497 GWh compared to 2002 as a result of increased planned maintenance at the Alberta thermal plants and the decommissioning of unit three of the Wabamun plant in November 2002. Production increased by 2,017 GWh in 2002 compared to 2001 as a result of increased production at the Wabamun plant.  From August 200 to June 2001, unit four at the Wabamun plant experienced a 10-month outage resulting from fatigue cracks within the waterwall  tubing of its boiler.

In 2003, revenues increased by $0.83 per MWh compared to 2002 due to incentives earned from exceeding the availability targets in the PPAs. Fuel and purchased power increased by $0.89 per MWh compared to 2002 due to increased commodity prices and higher planned maintenance costs at the coal mines in 2003. The coal used for production under Alberta PPAs is from coal reserves owned by TransAlta.

Revenues decreased in 2002 by $0.66 per MWh compared to 2001 due to lower net incentives/ penalties realized at the Alberta PPA plants. Fuel and purchased power in 2002 increased by $0.58 per MWh compared to 2001 as a result of increased maintenance at the Alberta coal mines.

Long-term Contracts

Production increased by 2,381 GWh in 2003 compared to the same period in 2002. The increase is primarily a result of increased production from the Sarnia plant, the acquisition of Vision Quest and the commencement of commercial operations at the Campeche and Chihuahua plants. Production increased by 222 GWh in 2002 compared to 2001 primarily as a result of incremental production from the Sarnia plant.

Revenues increased by $18.79 per MWh in 2003 compared to 2002. The increase is due in part to $102.9 million ($12.05 per MWh) of incremental steam revenues earned from the Sarnia plant in 2003. Revenues also increased as a result of increased natural gas prices. In 2003, 71 per cent of natural gas prices flowed through to customers and were therefore recovered through revenues. Fuel and purchased power increased by $20.88 per MWh in 2003 compared to 2002 primarily due to higher heat rates at

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Sarnia, higher natural gas market prices and the cost of the gas used for steam production. Revenues increased by $8.47 per MWh in 2002 compared to 2001 due to the addition of steam revenues from Sarnia and increased capacity payments from the Australian plants. Fuel and purchased power increased by $1.51 per MWh as a result of increased natural gas costs.

Gross margin per MWh decreased by $2.08 per MWh in 2003 compared to 2002. This decrease is due to higher natural gas prices and the commencement of commercial operations at the Sarnia, Campeche and Chihuahua plants. Gross margin per MWh increased by $6.95 per MWh in 2002 compared to 2001 as a result of the issues discussed above.

Merchant Production

In 2003, electricity spot prices increased over 2002 prices. The Ontario market was regulated until May 2002. Spark spreads increased in both Alberta and the Pacific Northwest markets, but decreased in Ontario. Spark spreads were reduced in 2002 compared to 2001 as increases in electricity prices were not completely correlated to increases in natural gas prices due to generation overcapacity in the markets.

In 2003, merchant production was 13,683 GWh, of which 8,997 GWh was contracted under short- to medium-term contracts. For 2002, merchant production was 11,223 GWh, of which 8,020 GWh was contracted. In 2001, merchant production was 10,426 GWh, of which 8,386 was contracted. At certain times during 2002, when the market price of electricity was lower than the variable costs of production at certain plants, the corporation reduced production at these plants and purchased electricity from the market to fulfill contractual obligations (economic dispatch). The increase in production in 2003 reflects increased production from the Sarnia, Centralia and Centralia Gas plants as well as the 731 GWh of economic dispatch that occurred in 2002. In 2002, merchant production increased by 797 GWh compared to 2001 as a result of increased production at Centralia offset by the economic dispatch decisions described above.

In 2003, merchant revenues increased by $1.30 per MWh compared to 2002 as a result of higher electricity spot prices. In 2003, fuel and purchased power increased by $1.23 per MWh as a result of increased natural gas prices. In 2002, revenues decreased by $59.12 per MWh due to lower electricity prices in the Pacific Northwest and the monetization of Pierce Power which resulted in $121.8 million of revenues in 2001. Fuel and purchased power in 2002 decreased by $58.19 per MWh as a result of lower natural gas prices in 2002 and high purchase power requirements in 2001 due to unplanned outages.

Gross margins increased by $0.07 per MWh in 2003 compared to 2002 due to increased power prices, substantially offset by increased natural gas costs and the strengthening of the Canadian dollar compared to the U.S. dollar. Gross margins in 2002 decreased by $0.93 per MWh compared to 2001 as a result of lower electricity prices partially offset by lower purchase power requirements.

CE Gen
From the date of acquisition on Jan. 29, 2003 to Dec. 31, 2003, CE Gen production was 2,618 GWh, revenue was $118.03 per MWh and fuel and purchased power was $30.71 per MWh.
Operations, Maintenance and Administration Expense

In 2003, OM&A increased by $133.3 million ($1.68 per MWh) compared to 2002. Excluding the impact of the CE Gen acquisition, OM&A costs increased by $68.0 million ($0.86 per MWh) due to the commencement of commercial operations at the Sarnia, Campeche and Chihuahua plants and increased planned maintenance at the Alberta thermal plants. In 2002, OM&A expenses increased by $56.1 million ($0.77 per MWh) over 2001. The increase represents the impact of the accelerated maintenance at the Alberta thermal plants and the commissioning of the Centralia Gas plant, partially offset by cost reduction initiatives.

OM&A costs for CE Gen were $65.3 million ($24.94 per MWh) in 2003. The relatively high cost per MWh at the geothermal generation facilities results from the requirement to process and refine the geothermal resources before they can be used for the generation of electricity.

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Depreciation and Amortization

Depreciation and amortization increased by $101.3 million ($1.38 per MWh) in 2003 compared to 2002 of which $83.8 million is the result of the CE Gen acquisition. The remaining increase is due to incremental depreciation from the commissioning of the Sarnia, Campeche and Chihuahua plants, substantially offset by the decommissioning of Wabamun unit three and the strengthening of the Canadian dollar compared to the U.S. dollar. In 2002, depreciation and amortization increased by $42.2 million ($0.63 per MWh) compared to 2001. The increase was due to the addition of the Centralia Gas plant and increased capital projects at the thermal plants.

Taxes Other than Income Taxes

Taxes other than income taxes for 2003 were consistent with 2002. The increase in taxes other than income taxes in 2002 compared to 2001 relates to higher property tax assessments by local municipalities on the majority of the corporation’s plants.

Other Significant Events
Each of the events below is discussed in greater detail in Significant Events in this MD&A.

In 2003, TransAlta recognized a $191.5 million pre-tax gain on sale of Sheerness, a $15.2 million pre-tax gain on the sale of TransAlta Power partnership units resulting from the sale of Sheerness, a $10.5 million pre-tax gain on sale of the Seebe land and $90.3 million of pre-tax impairment charges on the corporation’s turbine inventory and the Binghamton plant.

In 2002, the corporation recognized a $110.0 million pre-tax impairment charge on the Wabamun plant, a $42.5 million pre-tax charge on the cancellation of turbine orders and a $3.3 million pre-tax charge relating to an EUB prior period regulatory decision.

In 2001, TransAlta recognized an asset impairment charge of $66.5 million and $52.3 million of anticipated future operating costs relating to the 154-MW Pierce Power plant. The corporation also received $11.0 million pre-tax as a result of an EUB decision on the Wabamun unit four outage.

Energy Marketing Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives not supported by TransAlta-owned generation assets. Energy Marketing also utilizes contracts of various durations for the forward sale of electricity and purchase of natural gas and transmission capacity to effectively manage available generating capacity and fuel and transmission needs on behalf of Generation. The results of these contracts are included in the Generation segment. Key performance indicators for Energy Marketing include trading volumes, margins and VAR.

TransAlta is exposed to market fluctuations in energy commodity prices related to its generation activities. The corporation closely monitors the risks associated with these commodity price changes on its future operations and where appropriate uses various physical and financial instruments to hedge the value of its assets and operations from such price risk. These contracts are designated as effective hedge positions of future cash flows or fair values of the output and production of its owned assets. Under Canadian GAAP, settlement accounting is used for hedging. Under U.S. GAAP, hedging activities are accounted in accordance with the FASB Statement 133.

Energy Marketing also uses commodity derivatives to manage risk, earn trading revenue and gain market information. The portfolio consists of physical and financial derivative instruments including forwards, swaps, futures, and options in various commodities. These contracts meet the definition of trading activities and have been accounted for using fair values for both Canadian and U.S. GAAP. Changes in the fair values of the portfolio are recognized in income in the period they occur.

The EITF has reached a consensus on EITF 03-11which gives guidance on whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis and concluded such classification is a matter of judgment that depends on the relevant facts and

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circumstances. TransAlta has concluded that real-time physical trading meets the definition of derivative contracts held for delivery and therefore is reported gross in compliance with EITF 03-11.

TransAlta’s price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions accounted for on a fair value, mark-to-market basis. With the exception of transmission contracts, the fair value of all energy trading activities is generally based on quoted market prices. The fair value of financial transmission contracts is based upon statistical analysis of historical data. All transmission contracts are accounted for in accordance with EITF 02-03. The following charts show the balance sheet classifications for price risk management assets and liabilities as well as the changes in the fair value of the net assets for the period.

Dec. 31	2 0 0 3	2 0 0 2

Balance Sheet
Price risk management assets
Current	$77.1	$157.8
Long-term	71.9	60.7
Price risk management liabilities
Current	(71.2)	(173.8)
Long-term	(65.1)	(50.6)

Net price risk management assets (liabilities) outstanding	$12.7	$(5.9)

Net price risk management liabilities outstanding at Dec. 31, 2002		$(5.9)
New contracts entered into during the period		13.1
Changes in values attributable to market price and other market changes		0.7
Contracts realized, amortized or settled during the period		4.8
Changes in values attributable to changes in valuation techniques and assumptions		–

Net price risk management assets outstanding at Dec. 31, 2003		$12.7

The net price risk management assets and liabilities increased by $18.6 million compared to Dec. 31, 2002, due to a decrease in liabilities as a result of the decision to exit from the New York TCC market as well as higher gas prices compared to 2002.

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter is as follows:

						2009 and
	2004	2005	2006	2007	2008	thereafter	Total

Prices actively quoted	$4.0	$3.1	$2.1	$1.5	$–	$–	$10.7
Prices based on models	2.0	–	–	–	–	–	2.0

	$6.0	$3.1	$2.1	$1.5	$–	$–	$12.7

In accordance with EITF 02-03, physical transmission is accounted for using accrual accounting. At Dec. 31, 2003 TransAlta recorded $1.5 million on the balance sheet as prepaid transmission related to these contracts. Physical transmission is widely used in the California and Ontario markets. The maximum term of these contracts is 12 months.

Energy Marketing’s fixed trading positions at Dec. 31, 2003 were as follows:

		Fixed price	Fixed price
		payor	receiver	Maximum
		notional	notional	term in
	Units (000s)	amounts	amounts	months

Electricity	MWh	13,872.6	4,106.8	33
Natural gas	GJ	37,805.3	56,308.8	24

The corporation’s electrical transmission contracts trading position was 7.4 million MWh at Dec. 31, 2003 compared to 18.1 million MWh at Dec. 31, 2002. The decrease in trading position relates to TransAlta’s systematic withdrawal from the New York TCC market and increased focus on asset-backed trading.

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Gross physical and financial settled sales of proprietary trading transactions are as follows:

Electricity (GWh)
Years ended Dec. 31	2 0 0 3	2 0 0 2	2 0 0 1

Physical	55,506	61,089	18,504
Financial	34,327	31,785	9,115

	89,833	92,874	27,619

Gas (million GJ)
Years ended Dec. 31	2 0 0 3	2 0 0 2	2 0 0 1

Physical	100.1	101.5	30.6
Financial	170.1	60.5	68.7

	270.2	162.0	99.3

Electricity volumes in 2003 were lower than in 2002 due to the consolidation of the Annapolis trading office. Power trading strategies consist of shorter-term physical and financial trades in regions where TransAlta has assets and the markets that interconnect with those regions. The increase in gas volumes relates to the increased use of heat rate contracts, which involve a gas component, to manage power price risk. Gas trading, independent of power trading strategies, continues to be a small part of the risk taken in the marketplace. TransAlta’s trading activities are mainly short-term transactions, thereby limiting credit risk and maintaining low working capital requirements.

Electricity trading volumes increased in 2002 over 2001 volumes as Energy Marketing focused on short-term transactions due to low liquidity in the medium- to long-term markets. Gas trading volumes increased due to the use of heat rate contracts.

Based on the above positions, trading activities and changes in market prices, Energy Marketing’s results were as follows:
Years ended Dec. 31	2 0 0 3	2 0 0 2	2 0 0 1

Revenues	$96.4	$140.0	$401.1
Trading purchases	(85.1)	(91.0)	(240.1)

Gross margin	11.3	49.0	161.0
Operations, maintenance and administration	14.9	15.1	36.2
Depreciation and amortization	3.1	2.5	11.0
Taxes other than income taxes	–	0.1	–

Operating income (loss) before corporate allocations	(6.7)	31.3	113.8
Corporate allocations	(8.8)	(8.3)	(6.6)

Operating income (loss)	$(15.5)	$23.0	$107.2

Gross margins decreased by $37.7 million in 2003 compared to 2002 mainly due to a $33.3 million clerical error made on TCCs that occurred in the second quarter of 2003. During the third quarter of 2003, Energy Marketing re-evaluated trading strategies and consolidated the Annapolis trading office in Calgary. The closure of the Annapolis office and changing market opportunities in Alberta resulted in fewer volumes being traded and settled in the remainder of 2003.

Gross margins decreased by $112.0 million in 2002 compared to 2001 due to significantly lower market prices and margins, particularly in the Pacific Northwest. The 2001 Pacific Northwest prices were influenced by the process of deregulation in California.

OM&A costs for 2003 included $2.6 million of severance and exit costs incurred as a result of the closure of the Annapolis office. OM&A expenses decreased by $21.1 million in 2002 compared to 2001 due to lower annual incentive compensation resulting from lower annual net revenue and operating income, as well as one-time costs associated with the acquisition of the remainder of Merchant Energy Group of the Americas, Inc. (MEGA) in June 2001.

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Depreciation and amortization for 2003 was consistent with 2002. Depreciation and amortization decreased by $8.5 million in 2002 compared to 2001. The decrease was due to $29.3 million of goodwill arising from the MEGA acquisition, previously recorded as acquired intangibles, which is no longer being amortized.

VAR is a measure to manage earnings exposure for Energy Marketing activities. The average daily VAR in fiscal 2003 was approximately $3.5 million compared to $2.6 million in 2002. See additional discussion under commodity price risk in Risk Factors and Risk Management.

TransAlta has a US$53.0 million receivable relating to energy sales in California between Jan. 1, 2000 and June 20, 2001. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.2 million for electricity sales made to the California Independent System Operator, which would reduce the receivable to US$43.8 million. In March 2003, FERC proposed further adjustments in respect of power and gas prices, which could result in further adjustments to the amount to be received by TransAlta. As a result, TransAlta has a provision of US$28.8 million to account for potential refund liabilities and will maintain this provision until a final ruling is made by FERC with respect to these issues. Ultimate collection of the net receivable is expected.

In June 2003, FERC issued two show cause orders, the Partnership Gaming Order and the Gaming Practices Order, in which TransAlta’s U.S. subsidiaries were named. These orders required TransAlta to justify certain trading activities in California between Jan. 1, 2000 and June 20, 2001. In response to FERC’s show cause orders, TransAlta confirmed that it did not engage in gaming behavior. Based on the information provided by TransAlta, FERC Trial Staff filed a Motion to Dismiss with respect to TransAlta in the two show cause proceedings. On Jan. 22, 2004, FERC granted the Trial Staff’s motion to dismiss TransAlta from both the Partnership Gaming Order and the Gaming Practices Order. FERC found that TransAlta did not engage in prohibited gaming practices.

As the result of another June 2003 FERC order, the FERC Office of Market Oversight and Investigations instituted an investigation into bidding behaviour in the California markets between May 1, 2000 and Oct. 2, 2000 and made information requests of TransAlta’s U.S. energy marketing subsidiaries. TransAlta filed its response to this investigation on July 24, 2003. TransAlta’s investigations revealed no significant bidding behaviours outlined in the FERC request for information. On Jan. 29, 2004, TransAlta received official notice from the Commodity Futures Trading Commission (CFTC) that it was closing its investigation at that time. Such closure is not a conclusive finding that TransAlta did not commit any violations and the CFTC reserved its right to re-open the investigation; however, TransAlta believes this is unlikely.

N E T   I N T E R E S T   E X P E N S E , O T H E R   E X P E N S E    A N D   F O R E I G N   E X C H A N G E

Years ended Dec. 31	2 0 0 3	2 0 0 2	2 0 0 1

Gross interest expense	$234.1	$172.9	$170.3
Interest income	(5.0)	(8.7)	(24.2)
Interest allocated to discontinued operations	–	(2.4)	(9.7)
Capitalized interest	(45.2)	(79.1)	(48.3)

Net interest expense	183.9	82.7	88.1
Other expense (income)	3.2	(0.1)	(1.5)
Foreign exchange loss (gain)	4.7	(1.2)	(0.8)

	$191.8	$81.4	$85.8

Net interest expense increased by $101.2 million in 2003 compared to 2002. The increase is primarily due to lower capitalized interest, higher debt levels, higher effective interest rates and approximately $5 million a month of interest expense related to the CE Gen non-recourse debt.

Net interest expense decreased by $5.4 million in 2002 compared to 2001 as a result of an overall decline in short-term interest rates and higher capitalized interest, partially offset by a higher proportion of debt subject to long-term interest rates.

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The decrease in capitalized interest in 2003 compared to 2002 is a result of the commissioning of the Sarnia, Centralia Gas, Campeche and Chihuahua plants, partially offset by the Genesee 3 project.

P R E F E R R E D S E C U R I T I E S D I S T R I B U T I O N S
Years ended Dec. 31 2 0 0 3 2 0 0 2 2 0 0 1
Preferred securities distribution, net of tax $ 23.0 $ 20.9 $ 13.1

Preferred securities distributions, net of tax, in 2003 are consistent with 2002. The increase in 2002 compared to 2001, reflects the issuance of $175.0 million of 7.75 per cent preferred securities in November 2001.

I N C O M E TA X E S
Years ended Dec. 31	2 0 0 3	2 0 0 2	2 0 0 1

Income tax expense	$78.4	$23.4	$97.6
Effective tax rate (%)	21.2	17.8	31.0

Income tax expense increased by $55.0 million in 2003 compared to 2002 due to increased earnings. Income tax expense decreased by $74.2 million in 2002 compared to 2001 due to lower earnings and the refinancing of foreign operations, discussed earlier, that allowed previously unrecognized foreign loss carryforward balances to be recognized. The 2003 effective income tax rate, expressed as a percentage of earnings from continuing operations before income taxes and non-controlling interests, reflects the impact of the taxation of the sale of the Sheerness plant, the recognition of the deferred gain and the impairment charges. The effective tax rate in 2002 reflects the benefit of the refinancing of foreign operations discussed above.

N O N - C O N T R O L L I N G I N T E R E S T S
Years ended Dec. 31 2 0 0 3 2 0 0 2 2 0 0 1
Non-controlling interests $ 34.2 $ 20.1 $ 20.6

Earnings attributable to non-controlling interests in 2003 increased by $14.1 million compared to 2002 due to the sale of Sheerness to TA Cogen and the 25 per cent interest in CE Gen’s Saranac facility. Earnings attributable to non-controlling interests in 2002 were consistent with 2001.

D I S C O N T I N U E D   O P E R AT I O N S

Transmission

As discussed in Significant Events, TransAlta sold its Transmission operation in April 2002 for proceeds of $820.7 million. The disposal resulted in an after-tax gain on sale of $120.0 million ($0.71 per common share). Net earnings from Transmission operations were $12.8 million in 2002 and $44.4 million in 2001.

Edmonton Composter

As discussed in Significant Events, TransAlta sold its Edmonton Composter facility for proceeds of $97.0 million, which approximated its book value. Net earnings from Composter operations were $0.7 million in 2001.

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C O N S O L I D AT E D    B A L A N C E S H E E T S

The following chart outlines significant changes in the consolidated balance sheets between

Dec. 31, 2003 and Dec. 31, 2002:
	Increase/
	(Decrease)	Explanation

Cash and cash equivalents	$11.7	Refer to Consolidated Statements of Cash Flows.

Investments	(27.2)	Sale of the Goldfields gas pipeline and write down to
		recognize a loss in value other than a temporary decline.

Long-term receivables	80.2	Increase due to the acquisition of CE Gen.

Property, plant and equipment,	309.5	Acquisition of CE Gen and Genesee 3, as well as
net of accumulated depreciation		capital expenditures and construction activity during
		the period, offset by depreciation, the turbine write-
		down and the effect of the strengthening Canadian
		dollar relative to the U.S. dollar.

Goodwill	93.1	Increase due to the acquisition of CE Gen.

Intangible assets	459.0	Increase due to the acquisition of CE Gen, partially
		offset by amortization.

Future income tax assets	43.8	Increase in unused tax losses that are expected to
(including current portion)		be recovered in future years.

Other assets	103.7	Increase in mark-to-market valuation of cross-currency
		swaps.

Short-term debt	(170.2)	Repayment of short-term debt.

Accounts payable and accrued liabilities	75.0	Increase due to the acquisition of CE Gen.

Long-term debt	(124.0)	Repayments and a reduction of approximately
(including current portion)		$108 million due to the effect of the strengthening
		Canadian dollar relative to the U.S. dollar on
		U.S. dollar debt, partially offset by new borrowings
		during the year.

Non-recourse long-term debt	579.5	Debt acquired on the acquisition of CE Gen, net of
(including current portion)		principal repayments.

Deferred credits and other	(93.5)	Primarily due to the recognition of the deferred gain
long-term liabilities		as a result of the Sheerness transaction and an increase
		in mark-to-market valuation of cross-currency swaps of
		$21.0 million.

Future income tax liabilities	272.1	Increase primarily due to the acquisition of CE Gen. The
(including current portion)		remaining is the result of Canadian and U.S. operations.

Non-controlling interests	214.9	Increase in non-controlling interest due to the
		Sheerness transaction and the acquisition of CE Gen,
		partially offset by cash distributions.

Shareholders’ equity	368.5	Net earnings, common share offering, and re-investment
		of dividends, partially offset by dividends paid.

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L I Q U I D I T Y   A N D   C A P I TA L   R E S O U R C E S

TransAlta Corporation raises substantially all external capital to be invested in the various business units and affiliated or subsidiary companies as required. This strategy allows TransAlta to gain access to sufficient capital at the lowest overall cost to finance growth opportunities and provide financial flexibility. Historically, external financing has been obtained from borrowings under credit facilities, proceeds from the disposal of non-core assets and the issuance of debt, preferred securities and equity. Internally, capital is also raised through operations. A summary of cash flows is as follows:

Years ended Dec. 31	2 0 0 3	2 0 0 2	2 0 0 1

Cash and cash equivalents, beginning of year	$143.3	$62.0	$53.8
Cash flow from (used in):
Operating activities	756.5	437.7	715.6
Investing activities	(535.1)	(36.2)	(1,076.9)
Financing activities	(201.0)	(320.9)	368.7
Translation of foreign currency cash	(8.7)	0.7	0.8

Cash and cash equivalents, end of year	$155.0	$143.3	$62.0

In October 2003, the corporation renewed its Cdn$1.0 billion medium-term note shelf registration. The corporation also increased its committed bank credit facility to $1.5 billion from $1.2 billion in July 2003 in order to increase its liquidity. The corporation maintained approximately $340 million of uncommitted credit facilities. At Dec. 31, 2003, the corporation had approximately $1 billion of credit available from its committed and uncommitted credit facilities.

In November 2003, TransAlta issued US$300.0 million of 10-year senior notes under a US$1.0 billion shelf registration statement filed May 14, 2002. The notes bear interest at 5.75 per cent per annum. Proceeds from the issuance were primarily used to refinance bonds that matured in 2003. In June 2002, the corporation issued US$300.0 million of 10-year senior notes under the same shelf registration statement. The notes bear interest at 6.75 per cent and proceeds were used to repay short-term debt and U.S. denominated commercial paper. TransAlta intends to renew this registration in 2004 for a further two-year term for US$1.0 billion.

Operating Activities

Operating activities after changes in non-cash working capital provided cash of $756.5 million in 2003 compared to $437.7 million in 2002 and $715.6 million in 2001. The increase in 2003 is primarily due to higher earnings and the collection of commodity tax receivables in the U.S. and Mexico (US$79.0 million) in 2003, the settlement of a disputed ancillary services revenue issue with the Balancing Pool of Alberta ($49.9 million) in 2002, the timing of cash tax obligations ($55.6 million) in the third quarter of 2002, and the final instalment of 2001 income taxes paid in the first quarter of 2002 ($109.0 million).

Cash flow from operating activities was $277.9 million lower in 2002 compared to 2001. The decrease was due to the impact of the Wabamun arbitration and increased working capital requirements.

Investing Activities

Investing activities used cash of $535.1 million in 2003 compared to $36.2 million in 2002 and $1,076.9 million in 2001.

In 2003, additions to capital assets totalled $555.7 million and consisted primarily of the completion of the two Mexican plants and the McBride projects and the continuing construction of the Genesee 3 project. Acquisitions consisted of the purchase of a 50 per cent interest in CE Gen for $323.4 million (net of cash acquired of $43.2 million).

In 2002, additions to capital assets totalled $945.8 million and consisted primarily of the completion of the Centralia Gas plant and continued construction of the Sarnia, Campeche and Chihuahua plants. Acquisitions of $40.1 million consisted of the purchase of the remaining interests in Vision Quest and Southern Cross Energy.

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In 2001, capital expenditures of $1,246.5 million related primarily to the continued construction activities at the Centralia Gas, Sarnia, Campeche and Chihuahua plants.

Cash provided by disposals and the sale of capital assets in 2003 was $285.5 million, comprised of $149.9 million received from the sale of the Sheerness plant, $65.8 million of proceeds from the sale of the head office building, $37.2 million of proceeds from the sale of TransAlta Power partnership units, $21.6 million of proceeds from the sale of the Goldfields pipeline and $11.0 million of proceeds from the sale of the Seebe land.

In 2003, TransAlta recovered US$32.0 million in restricted cash related to the CE Gen acquisition.

Cash provided by disposals and the sale of capital assets in 2002 totalled $820.3 million, comprised primarily of proceeds from the sale of the discontinued Transmission operation in April 2002. Proceeds were used to repay short- and long-term debt.

Cash provided by disposals and the sale of capital assets in 2001 was $236.6 million, comprised primarily of proceeds of $97.0 million from the sale of the Edmonton Composter, $60.3 million from the sale of the Mildred Lake plant, $44.1 million from the sale of the Fort Nelson plant and $35.0 million from the sale of half of the corporation’s interest in the Fort Saskatchewan plant.

Financing Activities

Financing activities used cash of $201.0 million compared to $320.9 million in 2002 and provided cash of $368.7 million in 2001.

In 2003, net proceeds on the issuance of common shares ($265.0 million) were more than offset by net long-term debt repayment ($56.5 million), net repayment of short-term debt ($170.2 million), cash dividends on common shares ($158.3 million), distributions on preferred securities ($35.5 million) and non-controlling interest distributions ($38.9 million), some of which were funded from cash flow from operating activities.

In 2002, the issuance of US$300.0 million in senior notes was more than offset by the net repayment of short-term debt ($247.1 million), repayment of long-term debt ($454.5 million), cash dividends ($115.5 million), and the net redemption of common shares ($48.1 million).

In 2001, cash used for the redemption of preferred securities of a subsidiary ($122.1 million), cash dividends ($149.6 million), net redemption of common shares ($30.3 million), distributions to non-controlling interests ($26.3 million) and net distributions on preferred securities ($23.4 million) were offset by an increase in short-term debt ($61.9 million), a net increase in long-term debt ($497.2 million) and the net proceeds from the issuance of preferred securities ($169.4 million). The net addition to long-term debt and the proceeds from the preferred securities issuance were used to finance the significant capital expenditures during the year.

In 2003, TransAlta repaid the following senior secured debt of TransAlta Utilities Corporation:

	Maturity	Rate	Amount

Debentures	2003	7.25%	$150.0
Debentures	2003	8.35%	$200.0

In 2003, under the terms of the Normal Course Issuer Bid, the corporation did not purchase any common shares for cancellation (2002 – 2.0 million; 2001 – 2.0 million).

TransAlta’s dividends per common share were $1.00 in 2003, 2002 and 2001.

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Financing Arrangements

TransAlta Corporation raises capital in the Canadian and U.S. markets. TransAlta has the following financing arrangements in place:
US$1.0 billion shelf registration program, with US$300.0 million issued in November 2003 bearing interest at 5.75 per cent and US$300.0 million senior notes issued in June 2002 bearing 6.75 per cent interest. This program expires in May 2004, and is expected to be renewed;

$1.0 billion medium-term note program; no amount has been issued since its renewal in October 2003. This program expires in October 2005, and is expected to be renewed;
$74.8 million of commercial paper issued at Dec. 31, 2003;
$1.5 billion committed syndicated bank credit facility, with $247.0 million utilized at Dec. 31, 2003. $600.0 million of the facility expires in July 2004, and the remainder expires in July 2006. The facility is expected to be renewed; and

$343.2 million of additional bank credit facilities, with $323.1 million utilized at Dec. 31, 2002. All of these facilities are non-committed.

In addition to the above, the corporation has US$133.6 million of project financing for the Campeche project, which is expected to become non-recourse in the first quarter of 2004. It is the corporation’s expectation that future financing requirements, including financing requirements in foreign jurisdictions, will be met primarily through raising capital at the TransAlta Corporation level.

At Dec. 31, 2003, TransAlta had a working capital ratio of 0.94 per cent compared to 0.70 per cent at Dec. 31, 2002. The corporation does not foresee any inability to meet obligations as they come due.

In 2004, cash will be provided by a combination of cash flow from operations, utilization of various credit facilities and the sale of TransAlta Power units related to the sale of Sheerness. Cash requirements include maintenance, additions to capital assets, dividend payments and repayment of short-term and maturing senior debt. Cash provided by operations in 2003 was $756.5 million and at Dec. 31, 2003, there were approximately $1 billion of funds available under credit facilities. In 2004, capital expenditures are expected to be $400 million to $425 million and $183.8 million of existing debt is required to be refinanced. Proceeds of approximately $125 million are expected in 2004 from the sale of the remaining TransAlta Power units.

Long-term funding is provided through the maintenance of investment grade credit ratings and a carefully managed capital structure, which together create a strong balance sheet and ready access to capital markets at competitive rates. The corporation’s objective is to manage the maturities of the various securities on issue such that no more than 15 per cent of the total outstanding securities mature in any one year. The corporation’s target is to maintain a capital structure and coverage ratios consistent with investment grade credit ratings. The corporation’s capital structure consisted of the following components at Dec. 31, 2003, 2002 and 2001:

		2 0 0 3		2 0 0 2		2 0 0 1

Debt, net of cash and interest-earning investments	$3,126.9	48%	$2,853.3	50%	$2,986.3	52%
Preferred securities	450.8	7%	451.7	8%	452.6	8%
Other non-controlling interests	477.9	7%	263.0	5%	281.0	5%
Common shareholders’ equity	2,460.6	38%	2,092.1	37%	2,032.5	35%

	$6,516.2	100%	$5,660.1	100%	$5,752.4	100%

At Dec. 31, 2003, TransAlta’s total debt (including non-recourse debt) to invested capital ratio was 47.9 per cent (42.8 per cent excluding non-recourse debt). This represents an improvement from the Dec. 31, 2002 ratio of 50.4 per cent and the Dec. 31, 2001 ratio of 51.9 per cent.

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Additional key financial ratios were as follows:	2 0 0 3	2 0 0 2	2 0 0 1
Cash flow to interest [1]	3.3x 18%	3.7x 17%	5.1x 23%
Cash flow to total debt [2]	18%	17%	23%
1	Cash flow from operations before changes in working capital plus net interest expense divided by gross interest expense less interest income.
2	Cash flow from operations before changes in working capital divided by two-year average of total debt.

Contractual repayments of long-term debt, commitments under operating leases, turbine purchase commitments, fixed price purchase contracts and commitments under mining agreements are as follows:

						2 0 0 9 and
	2 0 0 4	2 0 0 5	2 0 0 6	2 0 0 7	2 0 0 8	thereafter	Total

Long-term debt [1]	$183.8	$294.2	$415.7	$66.3	$173.9	$2,028.2	$3,162.1
Operating leases	13.0	12.1	11.4	10.0	9.0	98.0	153.5
Turbine purchase commitments	21.6	18.9	–	–	–	–	40.5
Fixed price contracts	55.8	57.9	58.0	62.4	64.2	32.8	331.1
Mining agreements	32.3	35.1	33.9	34.0	34.0	337.9	507.2

Total contractual cash obligations	$306.5	$418.2	$519.0	$172.7	$281.1	$2,496.9	$4,194.4

1 Includes capital lease obligations.

In addition, the corporation has entered into a number of long-term power sales, gas purchase and transportation agreements in the normal course of operations as hedges of its operations.

In the normal course of operations, TransAlta and certain of its subsidiaries enter into agreements to provide financial or performance assurances to third parties. This includes guarantees, letters of credit and surety bonds which are entered into to support or enhance creditworthiness in order to facilitate the extension of sufficient credit for Energy Marketing trading activities, treasury hedging, Generation construction projects, equipment purchases and mine reclamation obligations.

At Dec. 31, 2003, the corporation had letters of credit outstanding aggregating $518.1 million, comprised of $198.5 million, US$187.8 million, 222.8 million Danish kroner and 172.3 million Mexican pesos. The letters of credit were issued to counterparties that have credit exposure to certain subsidiaries. If a subsidiary does not pay amounts due under the covered contract, the counterparty may present its claim for payment to the financial institution, which in turn will request payment from the corporation. Any amounts owed by the corporation’s subsidiaries are reflected in the consolidated balance sheet. All letters of credit expire in 2004.

The corporation had a surety bond in the amount of US$156.7 million in support of future asset retirement obligations at the Centralia mine outstanding at Dec. 31, 2003. The surety bond is renewed annually and expires in October 2004. A provision for retirement obligations is included in deferred credits and other long-term liabilities (Note 12).

TransAlta has guaranteed certain payments for its subsidiaries. These guarantees are provided to counterparties in order to facilitate physical and financial transactions. To the extent liabilities exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist for hedging activities, they are disclosed in Note 20. The limit under these guarantees at Dec. 31, 2003 for trading and hedging activities was $1.8 billion. In addition, the corporation has a number of unlimited guarantees. The exposure at Dec. 31, 2003 under both limited and unlimited guarantees was approximately $381.3 million. Including contracts that were not guaranteed but facilitate hedging and trading activities, TransAlta’s maximum collateral requirements would have been $409.6 million at Dec. 31, 2003. Collateral available was approximately $1 billion. See discussion under liquidity risk in Risk Factors and Risk Management.

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TransAlta has also provided guarantees to counterparties for obligations of various subsidiaries for performance and payment of obligations. In the event of the subsidiaries’ inability to meet the obligations, TransAlta would be obligated to make such payments. To the extent obligations exist under these guarantees at Dec. 31, 2003, they are included in accounts payable and accrued liabilities. The limit under these guarantees at Dec. 31, 2003 was $828.6 million.

During construction and until certain conditions are met, the corporation has provided a guarantee to the lenders for the completion of the Campeche plant. The Campeche plant was completed in May 2003, and it is expected that the plant will be pledged as collateral in early 2004. At that time, the US$133.6 million of debt related to the plant will become non-recourse to the corporation.

At Dec. 31, 2003, the credit ratings for the corporation’s various securities and TransAlta Power’s units as determined by Standard & Poor’s (S&P), the Dominion Bond Rating Service (DBRS) and Moody’s Rating Services were as follows:

Credit Ratings	S&P	DBRS	Moody’s

TransAlta Corporation
Issuer rating	BBB-		Baa 2
Commercial paper		R-2 (high)
Senior unsecured debentures	BBB-	BBB	Baa 2
Preferred securities / stock		Pfd-3y
TransAlta Utilities Corporation
Issuer rating	BBB-
Secured debt	BBB	A (low)
TransAlta Power, L.P. [1]	SR-1	STA-2 (middle)

1 Non-controlling partner in TransAlta’s subsidiary, TA Cogen

In November 2003, DBRS assigned TransAlta Corporation ratings of R-2 (high), BBB and Pfd-3y to the corporation’s commercial paper, senior unsecured debentures and preferred shares, respectively; all with a negative trend. In August 2003, Moody’s assigned TransAlta a credit rating of Baa 2 with a negative outlook and removed the corporation from credit watch. In May 2003, S&P assigned TransAlta a credit rating of BBB- (stable) and removed the corporation from credit watch. These ratings, which are lower than previously assigned, did not have a significant impact on TransAlta’s operations or ability to raise capital.

At Feb. 27, 2004, TransAlta had 191.4 million common shares outstanding in the amount of $1,567.6 million. At the same date, there were 3.1 million options to purchase common shares outstanding with 1.8 million exercisable.

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O F F - B A L A N C E S H E E T   A R R A N G E M E N T S

Disclosure is required of all off-balance sheet arrangements such as transactions, agreements or contractual arrangements with unconsolidated entities, structured finance entities, special purpose entities or variable interest entities that are reasonably likely to materially affect liquidity or the availability of, or requirements for, capital resources. The corporation has no such off-balance sheet arrangements.

Under Canadian GAAP, most derivatives used in hedging relationships are not recorded on the balance sheet (Note 1(P)). Gains or losses during the term of the hedge are deferred and recognized in earnings in the same period and financial statement caption as the hedged exposure (settlement accounting). The fair values of these derivatives are disclosed in Note 20 to the consolidated financial statements. The corporation also enters into long-term electricity purchase and sale, gas purchase and transportation agreements in the normal course of operations. These contracts are not recorded on the balance sheet under Canadian GAAP. Under U.S. GAAP, some of these contracts meet the definition of a derivative, and would require mark-to-market accounting, but are eligible for the normal purchase and sale exemption under FASB Statement 133. This exemption is available as electricity cannot be stored in significant quantities and due to the requirement for electricity generators to maintain sufficient capacity to meet customers’ demands, and is also available for physically settled commodity contracts if certain criteria are met.

Information regarding guarantees has been disclosed in the Liquidity and Capital Resources section.

R E L AT E D   PA R T Y   T R A N S A C T I O N S

As previously discussed in Significant Events, TransAlta sold its 50 per cent interest in the Sheerness plant to TA Cogen in July 2003. The exchange amount was determined based on an estimate of the future net cash flows of the plant and approved by the independent directors of TA Cogen. There are no ongoing contractual commitments or arrangements resulting from this sale apart from the provision of operational and management services under normal commercial terms.

The obligation to purchase all of TransAlta Power’s interest in TA Cogen on Dec. 31, 2018 (resulting from the 1998 sale of an interest in three Ontario cogeneration plants held by TA Cogen to TransAlta Power) was removed as part of the Sheerness transaction. Accordingly, the unamortized portion of the 1998 deferred gain was recognized in 2003.

In February 2003, TransAlta entered into an agreement with CE Gen whereby TransAlta buys available power from certain CE Gen subsidiaries under normal commercial terms. In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period from November 2002 to November 2007, TA Cogen has a transportation swap transaction with a wholly owned subsidiary of TransAlta Corporation. The business purpose of the transportation swap was to provide TA Cogen with the delivery of fixed-price gas without being exposed to escalating costs of pipeline transportation for two of its plants over the period of the swap. This stabilizes cash distributions in TA Cogen and thereby preserves the value of the limited partnership as a financing vehicle of TransAlta Corporation. The notional gas volume in the transaction was the total delivered fuel for both facilities. Exchange amounts are based on the market value of the contract. TransAlta entered into an offsetting contract with an external third party.

In 2001, the corporation sold its 60 per cent interest in its Fort Saskatchewan plant to TA Cogen. Total cash consideration to the corporation was $35.0 million in respect of the 30 per cent interest effectively sold to the minority interest in TA Cogen. The corporation recorded a pre-tax gain of $6.2 million. The business purpose of the arrangement was to realize a portion of the inherent value of the plant and provide cash for future growth initiatives while retaining control and operation of the asset. The exchange amount was determined based on an estimate of the future net cash flows of the plant and approved by the independent directors of TA Cogen. There are no ongoing contractual commitments or arrangements resulting from this sale apart from the provision of operational and management services under normal commercial terms.

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In 2000, TA Cogen entered into a fixed-for-floating gas swap transaction with TransAlta Energy, for a 61-month period starting Dec. 1, 2000. The business purpose of the swap was to provide TA Cogen with fixed-price gas for two of its plants over the period of the swap to stabilize cash distributions. The floating prices associated with the plants’ long-term fuel supply agreements were transferred to TransAlta Energy’s account. The notional gas volume in the transaction was the total delivered fuel for both facilities. As consideration and in negotiation, TA Cogen transferred the right to incremental revenues associated with curtailed electrical production and subsequent higher revenue gas sales to TransAlta Energy. Exchange amounts were based on the fair value of the contract and approved by the independent directors of TA Cogen.

E M P L O Y E E   S H A R E   O W N E R S H I P

TransAlta employs a variety of stock-based compensation plans to align employee and corporate objectives. In 2001, the corporation expanded enrolment in the corporation’s common share option program to include all Canadian and U.S. employees of the corporation. At Dec. 31, 2003, 3.1 million options to purchase the corporation’s common shares were outstanding, with 1.5 million exercisable at the reporting date. At Dec. 31, 2002, 3.2 million options to purchase the corporation’s common shares were outstanding, with 0.8 million exercisable at the reporting date.

Under the terms of the Performance Share Ownership Plan (PSOP), certain employees receive awards which, after three years, make them eligible to receive a set number of common shares or cash equivalent plus dividends thereon based upon the performance of the corporation relative to a selected group of publicly traded companies. On Dec. 31, 2001, the plan was modified so that after three years, once PSOP eligibility has been determined, 50 per cent of the common shares may be released to the participant, while the remaining 50 per cent will be held in trust for one additional year. At Dec. 31, 2003, there were 1.5 million PSOP awards outstanding.

Under the terms of the Employee Share Purchase Plan, the corporation will extend an interest-free loan to employees below executive level of up to 30 per cent of the employee’s base salary for the purchase of common shares of the corporation from the open market. The loan is repaid over a three-year period by the employee through payroll deductions unless the shares are sold, at which point the loan becomes due on demand. At Dec. 31, 2003, 0.4 million shares had been purchased by employees under this program.

E M P L O Y E E    F U T U R E   B E N E F I T S

TransAlta has registered pension plans in Canada and the U.S. covering substantially all employees of the corporation, its domestic subsidiaries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is a supplemental defined benefit plan for certain employees. The defined benefit option of the registered pension plan ceased for new employees on June 30, 1998. The latest actuarial valuations of the registered and supplemental pension plans were as at Dec. 31, 2003.

The corporation provides other health and dental benefits to the age of 65 for both disabled members (other post-employment benefits) and retired members (other post-retirement benefits). The latest actuarial valuation of these other plans was as at April 30, 2002.

The supplemental pension plan is an obligation of the corporation. The corporation is not obligated to fund the supplemental plan but is obligated to pay benefits under the terms of the plan as they come due. The corporation has posted a letter of credit in the amount of $40.2 million to secure the obligations under the supplemental plan.

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R I S K    F A C T O R S   A N D   R I S K   M A N A G E M E N T

TransAlta uses a multi-level risk management oversight structure to manage the corporation’s various risk and energy trading exposures.

The Audit and Environment (A&E) Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility relating to the integrity of the corporation’s financial statements and the financial reporting process; the systems of internal accounting and financial controls; the internal audit function; the external auditors’ qualifications, independence, performance and reports and the legal and environmental compliance programs as established by management and the Board of Directors.

The Exposure Management (EM) Committee is chaired by the Chief Financial Officer and is comprised of the Directors of Financial Operations for each business unit, the Executive Vice-President of Commercial Development and Marketing, Vice-President and Treasurer, Vice-President and Comptroller and the Director of Risk Management. The EM Committee is responsible for the review, monitoring and reporting on compliance of these financial and commodity risk exposure management policies.

The following addresses some, but not all, risk factors that could affect TransAlta’s future results. A discussion of critical estimates made in the application of accounting policies is provided in the Critical Accounting Policies and Estimates section that follows.

Commodity Price Risk

The corporation has exposure to movements in certain commodity prices including electricity and natural gas in both its electricity generation and proprietary trading businesses. A significant portion of the coal used in electricity generation is from coal reserves owned by TransAlta, thereby limiting the corporation’s exposure to fluctuations in the market price of coal.

Electricity generation is exposed to price fluctuations of electricity sold to the market and natural gas used in generating electricity. In addition to the PPAs, the corporation has entered into a variety of short- and long-term contracts to minimize its exposure to short-term fluctuations in electricity prices. In 2003, TransAlta had approximately 74 per cent of production under long-term contracts and 91 per cent (2002 – 93 per cent) of production was contracted for terms greater than one year. In 2003, 71 per cent (2002 – 62 per cent) of TransAlta’s cost of gas used in generating electricity was contractually fixed or passed through to customers and 100 per cent (2002 – 100 per cent) of the corporation’s purchased coal costs were contractually fixed. In the event of an unplanned plant outage or other similar event, however, the corporation is exposed to electricity prices on purchases of electricity from the market to fulfill its supply obligations under these short- and long-term contracts. The corporation actively mitigates this exposure through continued and proper maintenance of its electricity generating plants, force majeure clauses negotiated in the contracts, trading activities and insurance.

Production and gross margins from the merchant gas plants are subject to changes in spark spreads. TransAlta has not entered into fixed commodity agreements for gas for these merchant plants as gas will be purchased concurrent with spot market spark spreads being adequate to produce and sell electricity.

The corporation’s proprietary trading of gas and electricity is limited, strictly controlled and managed through the use of VAR methodologies.

VAR is the primary measure used to manage Energy Marketing’s exposure to market risk resulting from trading activities. VAR is monitored on a daily basis, and is used to determine the potential change in the value of the corporation’s marketing portfolio over a three-day period within a 95 per cent confidence level resulting from normal market fluctuations. Stress tests are performed weekly on both earnings and VAR to measure the potential effects of various market events that could impact financial results, including fluctuations in market prices, volatilities of those prices and the relationships between those prices.

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The corporation estimates VAR using the historical variance/covariance approach. Currently, there is no uniform energy industry methodology for estimating VAR. An inherent limitation of historical variance/ covariance VAR is that historical information used in the estimate may not be indicative of future market risk.

Another method of looking at VAR is based on a 99 per cent confidence interval over a 10-day holding period. For comparison purposes, the following table provides this average daily VAR of the corporation’s marketing portfolio for 2003 and 2002:

	2 0 0 3	2 0 0 2
10-day average VAR – 99% confidence level	$ 9.2	$ 6.6

Currency Rate Exposure

The corporation has exposure to various currencies as a result of its investments and operations in foreign jurisdictions and the acquisition of equipment and services from foreign suppliers. The corporation has exposures primarily to the U.S., Mexican and Australian currencies. These exposures are managed through the use of a variety of hedging instruments including cross-currency interest rate swaps and foreign currency forward sales contracts. At Dec. 31, 2003, the corporation had hedged approximately 100 per cent (2002 – 94 per cent) of its currency rate exposure to its foreign operations on a pre-tax basis. TransAlta’s strategy is to offset 100 per cent of foreign denominated exposures using foreign denominated liabilities, foreign currency expenses and derivatives.

Translation gains and losses related to the carrying value of the corporation’s foreign operations are deferred and included in the cumulative translation account in shareholders’ equity. At Dec. 31, 2003, the balance in this account was a $29.0 million loss compared to an $18.8 million loss at the end of 2002.

Credit Risk

TransAlta actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts. The corporation sets strict credit limits for each counterparty and the mix of counterparties based on their credit ratings and halts trading activities with a counterparty if the limits are exceeded.

TransAlta is exposed to minimal credit risk for Alberta PPAs because under the terms of these arrangements all receivables are guaranteed by letters of credit.

A summary of the corporation’s credit risk exposure for its trading operations at Dec. 31, 2003, including asset-backed trading is provided below:

				Number of counter- parties greater than 10%	Net exposure of counter- parties greater than 10%
	Exposure before credit collateral

		Credit collateral	Net exposure
Rating

Investment grade	$67.8	$–	$67.8	–	$–
Non-investment grade	5.7	3.2	2.5	–	–
No external rating, internally rated –
investment grade	15.5	–	15.5	–	–
No external rating, internally rated –
non-investment grade	4.0	–	4.0	–	–

	$93.0	$3.2	$89.8	–	$–

The maximum credit exposure to any one customer, excluding the California Independent System Operator and California Power Exchange Corp. discussed earlier in the Energy Marketing Segmented discussion, and including the fair value of open trading positions, is $10.2 million receivable from Constellation Power.

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Liquidity Risk

TransAlta is exposed to liquidity risk under certain electricity and natural gas purchase and sale contracts entered into for the purposes of asset-backed sales or proprietary trading. Liquidity risk relates to TransAlta’s ability to meet margin and collateral requirements of these contracts. The terms and conditions of these contracts may require TransAlta to provide collateral when the fair value of these contracts is both negative (out-of-the-money) and in excess of any credit limits granted by TransAlta’s counter-parties. The fair value of these contracts changes due to changes in commodity prices and foreign exchange rates. These contracts are out-of-the-money in these circumstances: (i) for purchase agreements, when forward commodity prices are less than contracted prices; and (ii) for sales agreements, when forward commodity prices exceed contracted prices. Downgrades in TransAlta’s creditworthiness may decrease the credit limits granted by TransAlta’s counterparties.

In the absence of any credit limits granted by TransAlta’s counterparties, TransAlta’s maximum collateral requirements would have been $409.6 million at Dec. 31, 2003. Collateral available was approximately $1 billion.

Interest Rate Exposure

The corporation has exposure to movements in interest rates and manages this exposure by maintaining a limit on the amount of debt subject to floating interest rates. At Dec. 31, 2003, approximately 24 per cent (2002 – 25 per cent) of the corporation’s total debt portfolio was subject to movements in floating interest rates through a combination of floating rate debt and interest rate swaps.

Operational Risk

The corporation’s plants have exposure to operational risks such as fatigue cracks in boilers, corrosion in boiler tubing, turbine failures and other issues that can lead to outages. A comprehensive plant maintenance program and regular turnarounds reduce this exposure. If the plants do not meet the availability or production targets specified in the PPAs or the other long-term contracts, then the corporation must either compensate the purchaser for the loss in the availability of production or suffer a reduction in electrical or capacity payments. Consequently, an extended outage could have a material adverse effect on the business, financial condition, results of operations, or cash flows of the corporation. Insurance and force majeure clauses in the PPAs and other long-term contracts further mitigate this exposure.

Approximately 55 per cent of the corporation’s labour force is covered under collective bargaining agreements. The agreements of approximately 97 per cent of this unionized labour force are being negotiated during 2004. Management does not anticipate any significant issues in the renegotiations of these agreements.

The construction and development of generating facilities and acquisition activities are subject to various environmental, engineering and construction risks relating to cost-overruns, delays and performance. The corporation attempts to minimize these risks by performing detailed analysis of project economics prior to construction or acquisition and by securing favourable power sales agreements.

The corporation’s fuel supply and fuel costs for gas-fired plants are managed with short-, medium- and long-term gas supply contracts, gas hedging transactions, and contractual agreements that provide for the flow-through of gas costs. The corporation believes adequate supplies of natural gas at reasonable prices will be available for plants when existing supply contracts expire.

Environmental, Health and Safety Risk

TransAlta’s approach is to continually improve the management of operational risks in the areas of environment, health and safety while developing mechanisms to manage future risks. These programs are integrated into the operations and management systems of the corporation and are designed to mitigate the potential competitive risks to its fossil-fuelled generation plants from future changes in environmental policy.

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TransAlta has implemented an ISO-based environmental, health and safety (EHS) management system, designed to continuously improve environmental and safety performance. At Dec. 31, 2003, 94 per cent of TransAlta’s plants had implemented the system. Compliance with both regulatory requirements and management system standards is regularly audited through TransAlta’s Performance Assurance policy and results are reported quarterly to the Board of Directors.

TransAlta is subject to federal, provincial and local environmental laws, regulations and guidelines concerning the generation and transmission of electrical and thermal energy and surface mining. TransAlta strives to maintain compliance with all environmental regulations relating to its operations and facilities. Quarterly reports on all EHS regulatory changes are provided to each facility to ensure compliance is maintained. TransAlta works with regulators in Canada and the U.S. to ensure regulatory changes are well-designed and cost effective. If regulations were to change however, the operational and financial impact on all plants would need to be assessed. Outcomes may include, but are not limited to: increased compliance, maintenance or capital costs; plant impairment charges; or the decommissioning of certain facilities.

TransAlta’s environmental policy requires that the environmental impacts and risks of the corporation’s activities are identified, assessed and managed. This is done by the use of an environmental management system to set environmental objectives and regularly review subsequent performance with senior management and mitigative action on longer-term environmental policy impacts such as climate change.

Canada is the only country within TransAlta’s operations that has emission reduction obligations under the Kyoto Protocol. While uncertainty still exists as to the ultimate form and specific detail of Canada’s climate change regulations, TransAlta’s climate change strategy addresses the potential competitive risks to its fossil-fuelled generation plants. That strategy includes increased use of less carbon-intensive fuels such as natural gas and renewables, continued investment in international emission offsets, and development of clean coal technology.

The Dow Jones Sustainability Index has again recognized TransAlta as one of the world’s best utility companies in terms of sustainability performance, and TransAlta is also recognized on the FTSE4 (Financial Times Stock Exchange) Good Global Index, a London-based sustainability index.

Regulatory and Political Risk

Regulatory and political risks exist in the jurisdictions in which TransAlta operates. TransAlta manages these risks by working with governments, regulators and other stakeholders to attempt to resolve issues. Legislation was passed in Ontario in late 2002 capping retail market prices at $43 per MWh. Adjustments were made to this fixed price scheme in November 2003 when a two-tiered fixed price scheme was announced at $47 per MWh and $55 per MWh. The government has announced that this is an interim step until May 2005 when the Ontario Energy Board is scheduled to regulate price. Wholesale market prices have not been directly impacted by this decision; however, liquidity has decreased in the Ontario market as a result.

International investments are subject to unique risks and uncertainties relating to the political, social and economic structures of the respective country. This risk is mitigated through the use of non-recourse financing and political risk insurance.

Transmission Risks

In August 2003, a blackout cut off electricity to millions of residents in the Northeastern U.S. and Eastern Canada. This type of event, although extremely unusual, is an ongoing risk for electric companies. This risk is mitigated through force majeure clauses in the Alberta PPAs and power sales contracts and access to multiple transmission lines.

Corporate Structure

The corporation conducts a significant amount of business through subsidiaries and partnerships. The corporation’s ability to meet and service debt obligations is dependent upon the results of operations

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of its subsidiaries and the payment of funds by such subsidiaries to the corporation in the form of distributions, loans, dividends or otherwise. In addition, TransAlta’s subsidiaries may be subject to statutory or contractual restrictions which limit their ability to distribute cash to the ultimate shareholder, TransAlta Corporation.

General Economic Conditions

Changes in general economic conditions impact product demand, revenue, operating costs, timing and extent of capital expenditures, the net recoverable value of PP&E, results of financing efforts, credit risk and counterparty risk.

Income Taxes

The corporation’s operations are complex, and the computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. The corporation’s tax filings are subject to audit by taxation authorities. Management believes that it has adequately provided for income taxes based on all information currently available.

Legal Contingencies

The corporation, through generation and marketing activities, is occasionally named as a defendant in various claims and legal action. The nature of these claims is usually related to personal injury, environmental issues and pricing. Exposure to these claims is mitigated through levels of insurance coverage considered appropriate by management. Except as disclosed in Note 24 to the consolidated financial statements, the corporation does not expect the outcome of the claims or potential claims to have a materially adverse effect on the corporation as a whole.

Other Contingencies

The corporation maintains a level of insurance coverage deemed appropriate by management and for matters for which insurance coverage can be maintained. There were no significant changes to TransAlta’s insurance coverage during 2003. In 2002 TransAlta discontinued coverage for terrorist acts, as it was no longer available from insurance providers.

Sensitivity Analysis

The following table shows the effect on net earnings and cash flows of changes in certain key variables. The analysis is based on business conditions and production volumes in 2003. Each separate item in the sensitivity assumes the others are held constant. While these sensitivities are applicable to the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances, or for greater magnitude of changes.

	Approximate impact

			Earnings
Factor	Change	Cash flow	(after-tax)

Electricity price	$1.00/MWh	$6.6	$6.6
Natural gas price	$0.1/GJ	(0.2)	(0.2)
Availability/production	1%	14.8	14.8
Exchange rate (US$ per Cdn$)	US$0.01	–	–
Interest rate	1%	7.0	7.0
Tax rate	1%	1.4	1.4

The impact of a $1.00 per MWh change in electricity prices has minimal impact on cash flow and after-tax earnings, as approximately 91 per cent of output is at contractually fixed prices. A change in natural gas prices also has minimal impact as 71 per cent of gas costs have been contractually fixed or flow through to customers under terms of agreements.

The calculation of the impact of a one per cent change in availability assumes that production levels will change by an equivalent amount at the contracted plants. An increase in availability at the merchant gas plants would not result in increased production.

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TransAlta’s hedging strategies have minimized the impact of changes in exchange rates and interest rates as the corporation’s net investments in foreign operations have been hedged and interest rates on approximately 76 per cent of TransAlta’s debt have been fixed.

The income tax rate can change depending on the mix of earnings from various countries. Increased operating income will incur income tax expense at a rate of approximately 35 per cent compared to the forecasted overall rate of approximately 25 per cent.

C R I T I C A L     A C C O U N T I N G     P O L I C I E S     A N D     E S T I M AT E S

The selection and application of accounting policies is an important process that has developed as TransAlta’s business activities have evolved and as accounting rules have changed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules and the use of judgment relative to the circumstances existing in the corporation’s business. Every effort is made to comply with all applicable rules on or before the effective date, and TransAlta believes the proper implementation and consistent application of accounting rules is critical. However, not all situations are specifically addressed in the accounting literature. In these cases, the corporation’s best judgment is used to adopt a policy for accounting for these situations. This is accomplished by analogizing to similar situations and the accounting guidelines governing them, consideration of foreign accounting standards and consultation with the corporation’s independent auditors about the appropriate interpretation and application of these policies. Each of the critical accounting policies involves complex situations and a high degree of judgment either in the application and interpretation of existing literature or in the development of estimates that impact the corporation’s consolidated financial statements.

TransAlta’s significant accounting policies are described in Note 1 to the consolidated financial statements. The most critical of these policies are those related to revenue recognition, PP&E, goodwill, asset retirement obligations, income taxes and employee future benefits (Notes 1(D), (G), (H), (J), (M) and (N), respectively). Each policy involves a number of estimates and assumptions to be made by management about matters that are highly uncertain at the time the estimate is made. Different estimates, with respect to key variables the corporation used for the calculations, or changes to estimates could potentially have a material impact on TransAlta’s financial position or results of operations. These critical accounting estimates are described below.

Management has discussed the development and selection of these critical accounting estimates with the A&E Committee and the corporation’s independent auditors. The A&E Committee has reviewed and approved the corporation’s disclosure relating to critical accounting estimates in this MD&A.

Tables are provided in the following discussion to reflect the sensitivities associated with changes in key assumptions used in the estimates. The tables reflect an increase or decrease in the percentage or other factor for each assumption. The inverse of each change is generally expected to have a similar opposite impact. Each separate item in the sensitivity assumes all other factors remain constant.

Revenue Recognition

The majority of the corporation’s revenues are derived from the sale of physical power and from energy marketing and trading activities. Revenues under long-term electricity and thermal sales contracts generally include one or more of the following components: fixed capacity payments for being available; energy payments for generation of electricity; availability incentives or penalties for exceeding or not meeting availability targets; excess energy payments for power generation above committed capacity; and ancillary services. Each is recognized upon output, delivery, or satisfaction of specific targets, as specified by contractual terms. Revenues from non-contracted capacity are comprised of energy payments for each MWh produced at market prices, and are recognized upon delivery.

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Trading activities use derivatives such as physical and financial swaps, forward sales contracts, futures contracts and options, which are used to earn trading revenues and to gain market information. These derivatives are accounted for using fair value accounting. Derivatives, other than real-time physical contracts, are presented on a net basis in the statements of earnings. The initial recognition of fair value and subsequent changes in fair value affect reported earnings in the period the change occurs. The fair values of those instruments that remain open at the balance sheet date represent unrealized gains or losses and are presented on the balance sheets as price risk management assets and liabilities. Non-derivative contracts are accounted for using the accrual method. To be consistent with the EITF 03-11, TransAlta has concluded that real-time physical contracts meet the definition of derivative contracts held for delivery and therefore realized gains and losses are reported gross in the statement of earnings.

The determination of the fair value of energy trading contracts and derivative instruments is complex and relies on judgments concerning future prices, volatility and liquidity, among other factors. Some derivatives have quoted market prices from the New York Mercantile Exchange, or over-the-counter quotes are available from brokers. However, some derivatives are not traded on an active exchange or extend beyond the time period for which exchange-based quotes are available. These derivatives require the use of internal valuation techniques or models (mark-to-model accounting).

Mark-to-model accounting is currently used for physical and financial forward contracts and option contracts on transmission and transmission congestion, other than transmission rights acquired to sell production from TransAlta plants, and physical transmission rights used by the Energy Marketing segment. Changes in fair value of derivatives subsequent to inception are recorded on the balance sheet as price risk management assets or liabilities with the offset recorded in revenues. The values can be favourable or unfavourable, and depending on current market conditions, values can fluctuate significantly, with the effect of changes being recorded through earnings in the period of the change. Modeling techniques require the corporation to model future prices, price correlation, market volatility, liquidity and other forecasted market intelligence, as well as the use of mathematical extrapolation techniques. Where appropriate, the estimates used to derive fair value reflect the potential impact for uncertainties in the modeling process, the potential impact of liquidating the corporation’s position in an orderly manner over a reasonable period of time under present market conditions and operational risk. TransAlta validates its mark-to-model results by comparing against settled data. The amounts reported in the financial statements may change as estimates are revised to reflect actual results or new information, changes in market conditions or other factors, many of which are beyond the control of the corporation, and may be material.

Key variables used in the models are uncertain. The estimated value of these contracts at Dec. 31, 2003 using mark-to-model methodology was $2.0 million. Sensitivities of the valuation, which would have been recorded in earnings in the current year, are as follows:

		Impact on
	Change in	pre-tax
Assumption	assumption	earnings

Change in volatility	1%	$0.1
Change in commodity price	1%	0.1

There have been no significant changes to the modeling techniques in the past three years.

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Valuation of Property, Plant and Equipment

PP&E makes up 75 per cent of the corporation’s assets, of which 99 per cent relates to the Generation segment. On an annual basis, and when indicators of impairment exist, TransAlta determines whether the net carrying amount of PP&E is recoverable from future undiscounted cash flows. Factors which could indicate that an impairment exists include significant underperformance relative to historical or projected operating results, significant changes in the manner or use of the assets, the strategy for the corporation’s overall business and significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. This can be further complicated in situations where TransAlta is not the operator of the project. Events can occur in these situations that may not be known until a date subsequent to their occurrence.

The corporation’s businesses, the markets and business environment are continually monitored, and judgments and assessments are made to determine whether an event has occurred that indicates possible impairment. If such an event has occurred, an estimate is made of the future undiscounted cash flows from the asset. If the total of the undiscounted future cash flows excluding financing charges, with the exception of plants that have specifically dedicated debt, is less than the carrying amount of the asset, an asset impairment charge must be recognized in the financial statements. The amount of the impairment recognized is calculated by subtracting the fair value of the asset from the carrying value of the asset. Fair value is the amount at which an item could be bought or sold in a current transaction between willing parties, and is best estimated by calculating the net present value of future expected cash flows related to the asset. Both the identification of events that may trigger an impairment and the estimates of future cash flows and the fair value of the asset require considerable judgment.

The assessment of asset impairment requires management to make significant assumptions about future sales prices, cost of sales, production and fuel consumed over the life of the plants (up to 30 years), retirement costs and discount rates. In addition, when impairment tests are performed, the estimated useful lives of the plants are reassessed, with any change accounted for prospectively.

In estimating future cash flows of the plants, the corporation uses estimates of contracted and future market prices based on expected market supply and demand in the region in which the plant operates, anticipated production levels, planned and unplanned outages, and transmission capacity or constraints for the remaining life of the plant. Actual results can, and often do, differ from the estimates, and can have either a positive or negative impact on the estimate of the impairment charge, and may be material.

During 2003, the Binghamton plant did not run on a regular basis. This indicated that an impairment may have existed; therefore the plant was reviewed for impairment. The Binghamton plant sells electricity to the New York area at spot market rates when such prices exceed its marginal operating costs of producing electricity. The corporation determined that undiscounted expected future cash flows from the Binghamton plant were less than the carrying value of the asset, therefore a pre-tax impairment charge of $5.6 million was recognized in the fourth quarter of 2003. The carrying value of the Binghamton plant was $6.9 million at Dec. 31, 2003.

The fair value of the Binghamton plant was calculated from the expected present value of future cash flows. Management was required to make several estimates of future results and events. The range of pre-tax impairment charges resulting from management’s estimates was from $3.1 million to $8.1 million.

The Centralia Gas plant is a merchant plant. As spark spreads continue to be depressed in the Pacific Northwest, an impairment test was performed. The corporation determined that undiscounted expected future cash flows exceeded the carrying value, so no impairment charge was recognized.

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Undiscounted future cash flows for the Centralia Gas plant were calculated based on the corporation’s forward view of spark spreads at Dec. 31, 2003, which are expected to compress in the near term, and to recover in the medium to long term. Because the plant only operates when spark spreads are above certain levels to recover marginal costs of electricity production, fluctuations in electricity prices and natural gas prices will also affect production levels. Therefore, the calculation of sensitivities of changes in these variables, with all other variables remaining constant, will not produce a meaningful result.

The results of TransAlta’s annual impairment review for all other plants showed no indications of impairment.

In the second quarter of 2003, TransAlta determined that future growth would be slower than previously anticipated. This reduction in expansion plans, combined with an unsuccessful bid for the Valladolid project in Mexico, indicated that an impairment of TransAlta’s turbine inventory may exist. As a result, the turbine inventory was reviewed for impairment. The corporation concluded that the carrying amount of the turbine inventory was not recoverable and the fair value of the turbines was less than the carrying value of the assets; therefore an $84.7 million asset impairment charge was recognized. Fair value was estimated using market prices for the same or similar turbines.

Asset Retirement Obligations

The corporation recognizes asset retirement obligations for PP&E in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The fair value of the liability is described as the amount at which the liability could be settled in a current transaction between willing parties. Expected values are probability weighted to deal with the risks and uncertainties inherent in the timing and amount of settlement of many asset retirement obligations. Expected values are discounted at the risk-free interest rate adjusted to reflect the market’s evaluation of the entity’s credit standing. Determining asset retirement obligations requires estimating the life of the related asset and the costs of activities such as demolition, dismantling, restoration and remedial work based on present day methods and technologies.

At Dec. 31, 2003, the asset retirement obligations recorded on the consolidated balance sheet were $258.2 million. TransAlta estimates the undiscounted amount of cash flow required to settle the obligations is approximately $1.5 billion, which will be incurred between 2007 and 2082. The majority of these costs will be incurred between 2030 and 2035.

Sensitivities for the major assumptions are as follows:

		Impact on
	Change in	pre-tax
Assumption	assumption	earnings

Discount rate	1%	$2.4
Undiscounted asset retirement obligations	1%	0.1

Useful life of Property, Plant and Equipment

PP&E is depreciated over its estimated useful life. Estimated useful lives were determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand and the potential for technological obsolescence. Major components of plants are depreciated over their own useful lives. A component is a tangible asset that can be separately identified as an asset, and is expected to provide a benefit of greater than one year.

Depreciation and amortization expense was $364.1 million in 2003, of which $47.1 million relates to mining equipment, and is included in fuel and purchased power.

The rates used are reviewed on an ongoing basis to ensure they continue to be appropriate, and are also reviewed in conjunction with impairment testing, as discussed above.

A five per cent change in the estimated useful life of depreciable assets will result in a change of $17.6 million in depreciation and amortization expense.

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Valuation of Goodwill

The corporation evaluates goodwill for impairment at least annually, or more frequently if indicators of impairment exist. If the carrying value of a reporting unit including goodwill exceeds the reporting unit’s fair value, any excess represents the impairment loss.

Goodwill was recorded on the acquisitions of the remainder of MEGA,Vision Quest and CE Gen (Note 4). At Dec. 31, 2003, this goodwill had a total carrying value of $149.6 million.

The corporation reviewed goodwill related to MEGA in the second quarter of 2003 subsequent to the closure of the Annapolis office. The corporation reviewed the goodwill resulting from the Vision Quest and CE Gen purchases in the fourth quarter of 2003 in connection with the corporation’s annual impairment test. To test for impairment, the fair value of the reporting units to which the goodwill relates were compared to the carrying values of the reporting units. The corporation determined that the fair values of the reporting units, based on historical cash flows and estimates of future cash flows, exceeded their carrying values; therefore, no impairment charges were recorded.

Determining the fair value of the reporting units is susceptible to changes from period to period as management is required to make assumptions about future cash flows, production and trading volumes, margins and fuel and operating costs. Had assumptions been made that resulted in fair values of the reporting units declining by 10 per cent from current levels, there would not have been any impairment of goodwill. To the extent goodwill was impaired, the impairment charge would impact earnings in the period of the charge.

Income Taxes

In accordance with Canadian GAAP, the corporation uses the liability method of accounting for future income taxes and provides future income taxes for all significant income tax temporary differences.

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the corporation operates. The process involves an estimate of the corporation’s actual current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in future tax assets and liabilities which are included in the corporation’s consolidated balance sheet.

An assessment must also be made to determine the likelihood that the corporation’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, a valuation allowance must be determined. Judgment is required in determining the provision for income taxes, future income tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected.

Future tax assets of $134.7 million have been recorded on the consolidated balance sheet at Dec. 31, 2003. This is comprised primarily of unrealized losses on electricity trading contracts, future site restoration costs and net operating and capital loss carryforwards. The corporation believes there will be sufficient taxable income and capital gains that will permit the use of these deductions and carry-forwards in the tax jurisdictions where they exist.

Future tax liabilities of $691.3 million have been recorded on the consolidated balance sheet at Dec. 31, 2003. The liability is comprised primarily of unrealized gains on electricity trading contracts and income tax deductions in excess of related depreciation of PP&E.

Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could potentially be material.

The corporation’s tax filings are subject to audit by taxation authorities. The outcome of some audits may change the tax liability of the corporation, although management believes that it has adequately provided for income taxes based on all information currently available. The outcome of the audits is not known, nor is the potential impact on the financial statements determinable.

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Employee Future Benefits

As explained in Note 19 to the consolidated financial statements, the corporation provides post-retirement benefits to employees. The cost of providing these benefits is dependent upon many factors which result from actual plan experience and assumptions of future experience.

The liability for future benefits and associated pension costs included in annual compensation expenses are impacted by employee demographics, including age, compensation levels, employment periods, the level of contributions made to the plans and earnings on plan assets. Changes to the provisions of the plans may also affect current and future pension costs. Pension costs may also be significantly impacted by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

The plan assets are comprised primarily of equity and fixed income investments. Fluctuations in actual equity market returns and changes in interest rates may result in increased or decreased pension costs in future periods.

The following chart reflects the sensitivities associated with a change in certain actuarial assumptions:

		Impact on projected benefit obligation	Impact on pension cost reported in earnings

	Change in assumption
Actuarial assumption

Discount rate	1%	$45.6	$3.9
Rate of return on plan assets	1%	–	3.3

The discount rate used represents high-quality fixed income securities currently available and expected to be available during the period to maturity of the pension benefits. The corporation does not expect to make any changes to the rate in 2004.

The expected long-term rate of return on plan assets is based on past performance and economic forecasts for the types of investments held by the plan. For the year ended Dec. 31, 2003, the plan assets had a return of $36.6 million compared to a loss of $6.7 million in 2002 and earnings of $9.9 million in 2001. The 2003 actuarial valuation used the same rate of return on plan assets (7.1 per cent) as was used in 2002 and 2001.

As a result of the corporation’s plan asset return experience for its U.S. registered pension plan, at Dec. 31, 2002, the corporation was required under U.S. GAAP to recognize an additional minimum liability (Note 27). The liability was recorded as a reduction in common equity through a charge to other comprehensive income (OCI), and did not affect net income for 2002. In 2003, the charge to OCI was partially restored through common equity as the fair value of the trust assets increased relative to the accumulated benefit obligation.

The amount of the additional pension liability recognized for U.S. GAAP depended on a number of factors, including the discount rate and asset returns experienced, contributions made by the corporation and any resulting change in management’s assumptions. Pension cost and cash funding requirements could increase in future years.

S E L E C T E D     Q U A R T E R LY     F I N A N C I A L     I N F O R M AT I O N

For information regarding the eight quarters ended Dec. 31, 2003, see page 99.

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M A N A G E M E N T ’ S     R E S P O N S I B I L I T Y

TransAlta’s management is responsible for presentation and preparation of the annual consolidated financial statements, management’s discussion and analysis (MD&A) and all other information in this annual report.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission (SEC) in the U.S., as applicable.

The MD&A has been prepared in accordance with the requirements of securities regulators including National Instruments 44-101 and 51-102 of the Canadian Securities Administrators as well as Item 303 of Regulation S-K of the Securities Exchange Act, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration for materiality. In addition, in preparing financial information, the corporation must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from management’s present assessment of this information because future events and circumstances may not occur as expected.

The financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization. These systems are monitored by management and by internal auditors. In addition, the internal auditors perform appropriate tests and related audit procedures.

The consolidated financial statements have been examined by Ernst & Young LLP, independent chartered accountants. The external auditors’ responsibility is to express a professional opinion on the fairness of management’s consolidated financial statements. The auditors’ report outlines the scope of their examination and sets forth their opinion.

The Audit and Environment (A&E) Committee of the Board of Directors is comprised of independent directors. The A&E Committee meets regularly with management, the internal auditors and the external auditors to satisfy itself that each is properly discharging its responsibilities, and to review the consolidated financial statements and MD&A. The A&E Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The A&E Committee also recommends, for review by the Board of Directors and approval of shareholders, the appointment of the external auditors. The internal and external auditors have full and free access to the A&E Committee.

TransAlta’s Chief Executive Officer and Chief Financial Officer have certified TransAlta Corporation’s annual disclosure document filed with the SEC (Form 40-F) as required by the U.S. Sarbanes-Oxley Act.

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A U D I T O R S ’     R E P O R T

To the Shareholders of TransAlta Corporation

We have audited the consolidated balance sheets of TransAlta Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. We also report that, in our opinion, these principles have been applied, except for changes in the method of accounting for asset retirement obligations, disposal of long-lived assets and discontinued operations and the presentation of trading activities, as described in Note 1(R) to the consolidated financial statements, on a basis consistent with that of the preceding year.

Calgary, Canada February 11, 2004

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C O N S O L I D A T E D S T A T E M E N T S O F E A R N I N G S & R E T A I N E D E A R N I N G S

Y E A R S E N D E D D E C . 3 1		2003	2002	2001

( IN M I L L I O N S OF C A N A D I A N D O L L A R S E X C E P T PE R S H A R E A M O U N T S )			(Restated, Note 1)	(Restated, Note 1)

Revenues		$2,508.6	$1,814.9	$2,559.5
Fuel and purchased power		(1,067.4)	(664.6)	(1,187.1)
Trading purchases		(85.1)	(91.0)	(240.1)

Gross margin		1,356.1	1,059.3	1,132.3

Operating expenses
Operations, maintenance and administration		559.3	420.5	392.2
Depreciation and amortization (Note 2)		339.0	243.0	212.8
Taxes, other than income taxes		23.1	27.4	18.7
Gain on sale of Sheerness Generating Station	(Note 4)	(191.5)	–	–
Gain on sale of TransAlta Power partnership units (Note 4)		(15.2)	–	–
Gain on sale of Seebe land (Note 4)		(10.5)	–	–
Asset impairment charges (Note 7)		90.3	152.5	118.8
Prior period regulatory decisions (Note 17)		–	3.3	(11.0)

		794.5	846.7	731.5

Operating income		561.6	212.6	400.8
Other income (expense)		(3.2)	0.1	1.5
Foreign exchange gain (loss)		(4.7)	1.2	0.8
Net interest expense (Note 11)		(183.9)	(82.7)	(88.1)

Earnings from continuing operations before income taxes
and non-controlling interests		369.8	131.2	315.0
Income tax expense (Note 18)		78.4	23.4	97.6
Non-controlling interests (Note 13)		34.2	20.1	20.6

Earnings from continuing operations		257.2	87.7	196.8
Earnings from discontinued operations, net of tax (Note 3)		–	12.8	45.1
Gain on disposal of discontinued operations, net of tax (Note 3)		–	120.0	–

Net earnings		257.2	220.5	241.9
Preferred securities distributions, net of tax		23.0	20.9	13.1

Net earnings applicable to common shareholders		$234.2	$199.6	$228.8
Common share dividends		(185.0)	(169.0)	(168.4)
Adjustment arising from normal course issuer bid		–	(27.0)	(34.8)
Retained earnings
Opening balance		884.7	881.1	855.5

Closing balance		$933.9	$884.7	$881.1

Weighted average common shares outstanding in the year		185.3	169.6	168.9

Basic earnings per share
Earnings from continuing operations		$1.26	$0.39	$1.09
Earnings from discontinued operations		–	0.07	0.27

Net earnings from operations		1.26	0.46	1.36
Gain on disposal of discontinued operations, net of tax		–	0.71	–

Net earnings		$1.26	$1.17	$1.36

Diluted earnings per share
Earnings from continuing operations		$1.26	$0.39	$1.07
Earnings from discontinued operations		–	0.07	0.27

Net earnings from operations		1.26	0.46	1.34
Gain on disposal of discontinued operations, net of tax		–	0.71	–

Net earnings		$1.26	$1.17	$1.34

See accompanying notes.

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	C O N S O L I D A TE D B A L A N C E S H E E T S

D E C . 3 1	2003	2002

( I N M I L L I O N S O F C A N A D I A N D O L L A R S )		(Restated, Note 1)

ASSETS
Current assets
Cash and cash equivalents	$155.0	$143.3
Accounts receivable	410.2	419.0
Prepaid expenses	53.8	49.4
Price risk management assets (Note 20)	77.1	157.8
Future income tax assets (Note 18)	29.4	18.7
Income taxes receivable	108.9	111.5
Inventory	47.0	48.9

	881.4	948.6

Restricted cash (Note 4)	9.9	–
Investments (Note 5)	5.0	32.2
Long-term receivables (Note 6)	120.1	39.9
Property, plant and equipment (Note 7)
Cost	8,619.4	8,074.1
Accumulated depreciation	(2,302.5)	(2,066.7)

	6,316.9	6,007.4
Goodwill (Note 4)	149.6	56.5
Intangible assets (Note 8)	545.8	86.8
Future income tax assets (Note 18)	105.3	72.2
Price risk management assets (Note 20)	71.9	60.7
Other assets (Note 9)	214.3	110.6

Total assets	$8,420.2	$7,414.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (Note 10)	$119.8	$290.0
Accounts payable and accrued liabilities	547.2	472.2
Price risk management liabilities (Note 20)	71.2	173.8
Future income tax liabilities (Note 18)	4.6	17.1
Dividends payable	14.9	42.9
Current portion of long-term debt (Note 11)	138.5	355.4
Current portion of long-term debt – non-recourse (Note 11)	45.3	–

	941.5	1,351.4

Long-term debt (Note 11)	2,444.1	2,351.2
Long-term debt – non-recourse (Note 11)	534.2	–
Deferred credits and other long-term liabilities (Note 12)	359.3	452.8
Future income tax liabilities (Note 18)	686.7	402.1
Price risk management liabilities (Note 20)	65.1	50.6
Non-controlling interests (Note 13)	477.9	263.0
Preferred securities (Note 14)	450.8	451.7
Common shareholders’ equity
Common shares (Note 15)	1,555.7	1,226.2
Retained earnings	933.9	884.7
Cumulative translation adjustment	(29.0)	(18.8)

	2,460.6	2,092.1

Total liabilities and shareholders’ equity	$8,420.2	$7,414.9

Commitments and contingencies (Notes 23 and 24)

See accompanying notes.

On behalf of the board:

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C O N S O L I D A T E D     S T A T E M E N T S     O F     C A S H F L O W S

Y E A R S E N D E D D E C . 3 1	2003	2002	2001

( I N M I L L I O N S O F C A N A D I A N D O L L A R S )		(Restated, Note 1)	(Restated, Note 1)

Operating activities
Net earnings	$257.2	$220.5	$241.9
Depreciation and amortization (Note 2)	378.1	276.8	276.1
Loss (gain) on sale of assets	(202.0)	15.6	(5.4)
Asset impairment charge	90.3	152.5	66.5
Non-controlling interests	34.2	20.1	20.6
Future income taxes (Note 18)	27.4	(54.4)	50.4
Site restoration costs incurred	(26.5)	(14.5)	(14.9)
Site restoration accretion	22.0	18.7	17.6
Unrealized loss (gain) from energy marketing activities	(18.6)	31.7	(6.3)
Dilution gain on sale of TransAlta Power units	(15.2)	–	–
Write-down of investments (Note 5)	6.2	–	–
Foreign exchange loss (gain)	4.7	(1.2)	–
Gain on sale of discontinued operations	–	(120.0)	–
Other non-cash items	3.2	(15.2)	27.1

	561.0	530.6	673.6
Change in non-cash operating working capital balances	195.5	(92.9)	42.0

Cash flow from operating activities	756.5	437.7	715.6

Investing activities
Additions to property, plant and equipment	(555.7)	(945.8)	(1,246.5)
Acquisitions (Note 4)	(323.4)	(40.1)	(9.8)
Proceeds on the sale of property, plant and equipment
to TransAlta Cogeneration, L.P. (Note 4)	149.9	–	35.0
Proceeds on sale of property, plant and equipment (Note 4)	76.8	2.3	104.6
Restricted cash (Note 4)	46.7	–	–
Proceeds on sale of TransAlta Power partnership units (Note 4)	37.2	–	–
Proceeds on sale of long-term investments (Note 5)	21.6	–	–
Deferred charges and other	11.8	(29.8)	(10.9)
Proceeds on sale of discontinued operations (Note 3)	–	818.0	97.0
Long-term receivables	–	165.3	(46.3)
Investments	–	(6.1)	–

Cash flow used in investing activities	(535.1)	(36.2)	(1,076.9)

Financing activities
Repayment of long-term debt	(601.1)	(454.5)	(292.7)
Issuance of long-term debt	544.6	611.3	789.9
Net proceeds on issuance of common shares (Note 15)	265.0	1.8	14.1
Net increase (decrease) in short-term debt	(170.2)	(247.1)	61.9
Dividends on common shares	(158.3)	(115.5)	(149.6)
Distributions on preferred securities	(35.5)	(34.9)	(23.4)
Deferred financing charges and other	(6.6)	(7.6)	0.2
Distributions to subsidiary’s non-controlling limited partner	(38.9)	(24.5)	(26.3)
Redemption of preferred shares of a subsidiary (Note 13)	–	–	(122.1)
Redemption of common shares	–	(49.9)	(44.4)
Net proceeds on issuance of preferred securities	–	–	169.4
Dividends to subsidiary’s non-controlling preferred shareholders	–	–	(8.3)

Cash flow from (used in) financing activities	(201.0)	(320.9)	368.7

Cash flow from operating, investing and financing activities	20.4	80.6	7.4
Effect of translation on foreign currency cash	(8.7)	0.7	0.8

Increase in cash and cash equivalents	11.7	81.3	8.2
Cash and cash equivalents, beginning of year	143.3	62.0	53.8

Cash and cash equivalents, end of year	$155.0	$143.3	$62.0

Cash taxes paid	$34.1	$123.1	$41.5
Cash interest paid	$232.8	$210.8	$163.1

See accompanying notes.

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N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

( T A B U L A R   D O L L A R   A M O U N T S   I N   M I L L I O N S   O F  C A N A D I A N   D O L L A R S ,  E X C E P T   A S

O T H E R W I S E   N O T E D )

1.   S U M M A RY   O F   S I G N I F I C A N T   A C C O U N T I N G   P O L I C I E S

A. Consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP). The significant differences are described in Note 27.

The consolidated financial statements include the accounts of TransAlta Corporation (TransAlta or the corporation), all subsidiaries and the proportionate share of the accounts of jointly controlled corporations.

B. Measurement Uncertainty

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates due to factors such as fluctuations in interest rates, currency exchange rates, inflation levels and commodity prices, changes in economic conditions and legislative and regulatory changes (Notes 3, 19, 20 and 24).

C. Regulation

Commencing Jan. 1, 2001, all Alberta generating plants were deregulated and became subject to long-term power purchase arrangements (PPAs) for the remaining estimated life of each plant. The PPAs set a production requirement and availability target to be supplied by each plant or unit and the price at which each megawatt-hour (MWh) will be supplied to the customer. As the criteria for regulatory accounting were no longer met, Canadian GAAP for non-regulated businesses commenced on Dec. 31, 2000, in respect of the Alberta Generation operations. The discontinued Transmission operation followed regulatory accounting.

D. Revenue Recognition

The majority of the corporation’s revenues are derived from the sale of physical power and from energy marketing and trading activities. Revenues under long-term electricity and thermal sales contracts generally include one or more of the following components: fixed capacity payments for being available, energy payments for generation of electricity, availability incentives or penalties for exceeding or not meeting availability targets, excess energy payments for power generation above committed capacity and ancillary services. Each is recognized upon output, delivery, or satisfaction of specific targets, all as specified by contractual terms. Revenues from non-contracted capacity are comprised of energy payments for each MWh produced at market prices, and are recognized upon delivery.

Derivatives used in trading activities include physical and financial swaps, forward sales contracts, futures contracts and options, which are used to earn trading revenues and to gain market information. These derivatives are accounted for using the fair value method of accounting. Derivatives, other than real-time physical contracts, are presented on a net basis in the statements of earnings. The initial recognition of fair value and subsequent changes in fair value affect reported earnings in the period the change occurs. The fair values of those instruments that remain open at the balance sheet date represent unrealized gains or losses and are presented on the balance sheets as price risk management assets and liabilities. Non-derivative contracts are accounted for using the accrual method.

To be consistent with the U.S. Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) pronouncement 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes, TransAlta has concluded that real-time physical contracts meet the definition of derivative contracts held for delivery and therefore realized gains and losses are reported gross in the consolidated statements of earnings.

The majority of the corporation’s derivatives have quoted market prices or over-the-counter quotes are available from brokers. However, some derivatives are not traded on an active exchange or extend beyond the time period for which exchange-based quotes are available, requiring the use of internal valuation techniques or models (mark-to-model accounting).

E. Discontinued Operations

The results of discontinued operations are presented on a one-line basis in the consolidated statements of earnings. Interest expense, direct corporate overheads and income taxes are allocated to discontinued operations. General corporate overheads are not allocated to discontinued operations.

F. Inventory

The corporation’s inventory balance represents fuel which is valued at the lower of cost and market value, defined as net replacement value.

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G. Property, Plant and Equipment

The corporation’s investment in property, plant and equipment (PP&E) is stated at original cost at the time of construction, purchase or acquisition. Original cost includes items such as materials, labour, interest and other appropriately allocated costs. As costs are expended for new construction, the entire amount is capitalized as PP&E on the consolidated balance sheet and is subject to depreciation upon commencement of commercial operations. The cost of routine maintenance and repairs, such as inspections and corrosion removal, and the replacement of minor parts, are charged to expense as incurred. Certain expenditures relating to replacement of components incurred during major maintenance are capitalized and amortized over the estimated benefit period of such expenditures. A component is a tangible portion of the asset that can be separately identified as an asset and depreciated over its own expected useful life, and is expected to provide a benefit of greater than one year.

The estimate of the useful life of PP&E is based on current facts and past experience, and takes into consideration existing long-term sales agreements and contracts, current and forecasted demand and the potential for technological obsolescence. The useful life is used to estimate the rate at which the PP&E is amortized. These estimates are subject to revision in future periods based on new or additional information.

TransAlta capitalizes interest on capital invested in projects under construction. Upon commencement of commercial operations, capitalized interest, as a portion of the total cost of the plant, is amortized over the estimated useful life of the plant.

The corporation determines those debt instruments that best represent a reasonable measure of the cost of financing the assets under construction. These debt instruments and associated interest costs are included in the calculation of the weighted average interest rate used for capitalizing interest.

On an annual basis, and when indicators of impairment exist, TransAlta determines whether the net carrying amount of PP&E is recoverable from future undiscounted cash flows. Factors, which could indicate an impairment exists, include significant underperformance relative to historical or projected future operating results, significant changes in the manner or use of the assets, significant negative industry or economic trends, or a change in the strategy for the corporation’s overall business. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. This can be further complicated where TransAlta is not the operator of the project. Events can occur in these situations that may not be known until a date subsequent to their occurrence.

The corporation’s businesses, the markets and business environment are continually monitored, and judgments and assessments are made to determine whether an event has occurred that indicates possible impairment. If such an event has occurred, an estimate is made of future undiscounted cash flows from the PP&E. If the total of the undiscounted future cash flows, excluding financing charges with the exception of plants that have specifically dedicated debt, is less than the carrying amount of the PP&E, an asset impairment must be recognized in the financial statements. The amount of the impairment charge to be recognized is calculated by subtracting the fair value of the asset from the carrying value of the asset. Fair value is the amount at which an item could be bought or sold in a current transaction between willing parties, and is estimated by calculating the present value of expected future cash flows related to the asset.

H. Goodwill

Goodwill is the cost of an acquisition less the fair value of the net assets of an acquired business. Prior to Jan. 1, 2002, TransAlta amortized goodwill on a straight-line basis over the useful life of the acquired assets. Effective Jan. 1, 2002, the corporation prospectively adopted the new Canadian Institute of Chartered Accountants (CICA) standard for goodwill and other intangibles. The new standard requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies that goodwill and certain intangibles are no longer subject to amortization, but are instead tested for impairment at least annually, or more frequently if an analysis of events and circumstances indicate that a possible impairment may arise earlier. These events could include a significant change in financial position of the reporting unit to which the goodwill relates or significant negative industry or economic trends.

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The adoption of the new standard resulted in the reclassification of $29.3 million from acquired intangibles to goodwill, which is no longer subject to amortization under the new standard. There was no impairment of goodwill upon adoption of this standard nor was there an impairment at Dec. 31, 2003 or 2002. Net earnings and earnings per share for the year ended Dec. 31, 2001 adjusted to exclude the amortization of the above amount are as follows:

Year ended Dec. 31, 2001		Basic earnings per share	Diluted earnings per share
Reported net earnings applicable to common shareholders	$ 228.8	$ 1.36	$ 1.34
Amortization of acquired intangibles	7.7	0.05	0.05
Adjusted net earnings applicable to common shareholders	$ 236.5	$ 1.41	$ 1.39

I. Intangible Assets

Intangible assets consist of sale contracts acquired in the CE Generation LLC (CE Gen) purchase *(Note 4)* and coal rights. Sale contracts are valued at cost and are amortized on a straight-line basis over the remaining contract period which ranges from seven to 30 years. Coal rights are valued at cost and are amortized on a unit of production basis, based on the estimated mine reserve.

J. Asset Retirement Obligations

The effect of this change in accounting policy was recorded retroactively with restatement of prior periods. The impact of the change in policy on the year ended Dec. 31, 2003 was not material to the consolidated financial statements. The effect of the adoption on 2002 and 2001 is presented below as increases (decreases):

Dec. 31	2002
Balance sheets:	
Asset retirement asset, included in property, plant and equipment	$ 97.3
Accumulated depreciation on asset retirement asset	27.3
Property, plant and equipment	(101.9)
Accumulated depreciation	(27.2)
Asset retirement obligations, included in deferred credits and other long-term liabilities	(87.4)
Long-term future income tax liabilities	30.2
Opening retained earnings	42.8

Years ended Dec. 31	2002	2001
Statements of earnings:		
Site restoration accrual, included in fuel and purchased power	$ (38.0)	$ (40.3)
Depreciation and amortization expense	1.2	1.1
Depreciation and amortization expense, included in fuel and purchased power	(1.0)	(3.2)
Accretion expense, included in depreciation and amortization expense	22.8	20.5
Current income tax expense	5.3	7.7
Net earnings applicable to common shareholders	$ 9.7	$ 14.2
Effect on basic earnings per share	$ 0.05	$ 0.09

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A reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Jan. 1, 2002	$232.2
Liabilities incurred in period	28.5
Liabilities settled in period	(14.5)
Accretion expense	18.7

Balance, Dec. 31, 2002	$264.9
Liabilities incurred in period	9.3
Liabilities settled in period	(26.5)
Accretion expense	22.0
Acquisition of CE Gen	5.2
Change in foreign exchange rates	(16.7)

Balance, Dec. 31, 2003	$258.2

TransAlta estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $1.5 billion, which will be incurred between 2007 and 2082. The majority of the costs will be incurred between 2030 and 2035. A discount rate of eight per cent was used to calculate the carrying value of the asset retirement obligations. At Dec. 31, 2003, the corporation had a surety bond in the amount of US$156.7 million in support of future retirement obligations at the Centralia mine.

K. Investments

Investments in shares of companies over which the corporation exercises significant influence are accounted for using the equity method. Other investments are carried at cost. If there is other than a temporary decline in the value of the investment, it is written down to net realizable value.

L. Other Assets

Deferred license fees and deferred contract costs are amortized on a straight-line basis over the useful life of the related assets or long-term contracts.

Financing costs for the issuance of long-term debt, preferred shares and preferred securities are amortized to earnings on a straight-line basis over the term of the related issue.

Other costs capitalized on the balance sheet include business development costs, which includes external, direct and incremental costs which are necessary for completion of a potential acquisition or construction project. Business development costs are included in operating expenses until construction of a plant or acquisition of an investment is likely to occur, there is reason to believe that future costs are recoverable and that efforts will result in future value to the corporation, at which time the future costs are included in PP&E or investments. The appropriateness of the carrying value of these costs is evaluated each reporting period, and unrecoverable amounts of capitalized costs for projects no longer probable of occurring are charged to expense in the current period.

M. Income Taxes

The corporation uses the liability method of accounting for income taxes for its operations. Under the liability method, income taxes are recognized for the differences between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences), the carry forward of unused tax losses and income tax reductions. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period the change is substantively enacted. Future income tax assets are evaluated and if realization is not considered ‘more likely than not’, a valuation allowance is provided.

N. Employee Future Benefits

The corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment and post-retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at quoted market value. The discount rate used to calculate the interest cost on the accrued benefit obligation is the long-term market rate at the balance sheet date. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment (EARSL). The excess of the net cumulative unamortized actuarial gain or loss over 10 per cent of the greater of the accrued benefit obligation and the market value of plan assets is amortized over the average remaining service period of the active employees.

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When the restructuring of a benefit plan gives rise to both a curtailment and settlement of obligations, the curtailment is accounted for prior to the settlement. Transition obligations and assets arising from the prospective adoption of new accounting standards are amortized over EARSL.

O. Foreign Currency Translation

The corporation's self-sustaining foreign operations are translated using the current rate method. Translation gains and losses are deferred and included in the cumulative translation adjustment (CTA) account in shareholders' equity.

Transactions denominated in foreign currencies are translated at the exchange rate on the transaction date. Foreign currency denominated monetary and non-monetary assets and liabilities are translated at exchange rates in effect on the balance sheet date. The resulting exchange gains and losses on these items are included in net earnings. Gains and losses arising on translation of long-term debt designated as a hedge of self-sustaining foreign operations are deferred and included in CTA in shareholders' equity on a net of tax basis.

P. Derivatives and Financial Instruments

Derivatives used in trading activities are described in *Note 1(D)*.

Physical and financial swaps, forward sales contracts, futures contracts and options are used to hedge the corporation's exposure to fluctuations in electricity and natural gas prices. Under Canadian GAAP, if hedging criteria are met (described below), gains and losses on these derivatives are deferred and recognized in earnings in the same period and financial statement caption as the hedged exposure (settlement accounting). The derivatives are not recorded on the balance sheet.

Cross-currency interest rate swaps, foreign currency forward sales contracts and foreign currency long-term debt are used to hedge exposure to changes in the carrying values of the corporation's net investments in foreign operations as a result of changes in foreign exchange rates. Under Canadian GAAP, gains and losses on the principal component of the cross-currency interest rate swaps as well as gains and losses on the forward sales contracts and foreign currency long-term debt are deferred and included in CTA, a separate component of shareholders' equity. The principal component of the cross-currency interest rate swaps is deferred and recorded in other assets *(Note 9)* or deferred credits and other long-term liabilities *(Note 12)* as appropriate. The forward sales contracts are not recognized on the balance sheet in accordance with Canadian GAAP.

Foreign exchange forward contracts are used to hedge the foreign exchange exposures resulting from anticipated contracts and firm commitments denominated in foreign currencies. Under Canadian GAAP, if hedge criteria are met, these derivatives are not recognized on the balance sheet. Upon settlement of the derivative, any gain or loss on the forward contracts are deferred and included in other assets *(Note 9)* or deferred credits and other long-term liabilities *(Note 12)*, and is included in the cost of the asset when the asset is purchased and depreciated over the asset's estimated useful life (settlement accounting).

Interest rate swaps are used to manage the impact of fluctuating interest rates on existing debt. These instruments are not recognized on the balance sheet under Canadian GAAP. Interest rate swaps require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. If hedge criteria are met, interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps (settlement accounting).

Under U.S. GAAP, trading and non-trading activities are accounted for in accordance with Statement 133, which requires that derivative instruments be recorded in the consolidated balance sheets at fair value as either assets or liabilities, and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized currently in earnings. If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in other comprehensive income, and the gains and losses related to these derivatives are recognized in earnings in the same period as the settlement of the underlying hedged transaction. Any ineffectiveness relating to these hedges is recognized currently in earnings. The assets and liabilities related to derivative instruments for which hedge accounting criteria are met are reflected as derivative hedging instruments in the consolidated balance sheets. Many of the corporation's electricity sales and fuel supply agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and normal sales under Statement 133 and are therefore exempt from fair value accounting treatment. This exemption is available for the electricity industry as electricity cannot be stored in significant quantities and generators may be required to maintain sufficient capacity to meet customer demands. This exemption is also available for some physically settled commodity contracts if certain criteria are met. Non-derivatives used in trading activities are accounted for using the accrual method under U.S. GAAP.

To be accounted for as a hedge under both Canadian and U.S. GAAP, a derivative must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines all relationships between hedging instruments and hedged items, as well as the corporation's risk management objective and strategy for undertaking various hedge transactions. The process includes linking derivatives to specific assets and liabilities on the balance sheet or to

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specific firm commitments or anticipated transactions. The corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge effectiveness of cash flows is achieved if the derivatives’ cash flows substantially offset the cash flows of the hedged item and the timing of the cash flows is similar. Hedge effectiveness of fair values is achieved if changes in the fair value of the derivative substantially offset changes in the fair value of the item hedged. In a highly effective hedging relationship, U.S. GAAP requires any hedge ineffectiveness to be recognized in earnings in the current period. If the above hedge criteria are not met, the derivative is accounted for on the balance sheet at fair value, with the initial fair value and subsequent changes in fair value recorded in earnings in the period of change.

If a derivative that has been accorded hedge accounting matures, expires, is sold, terminated or cancelled, and is not replaced as part of the corporation’s hedging strategy, the termination gain or loss is deferred and recognized when the gain or loss on the item hedged is recognized. If a designated hedged item matures, expires, is sold, extinguished or terminated, and the hedged item is no longer probable of occurring, any previously deferred amounts associated with the hedging item are recognized in current earnings along with the corresponding gains or losses recognized on the hedged item. If a hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. Any previously deferred amounts are carried forward and recognized in earnings in the same period as the hedged item.

Q. Stock-based Compensation Plans

The corporation has three types of stock-based compensation plans comprised of two stock option-based plans, and a Performance Share Ownership Plan (PSOP), described in Note 16. On Jan. 1, 2002, the corporation retroactively adopted the new CICA standard for stock-based compensation. The new standard requires that stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using the fair value method of accounting. The fair value method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method, are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. Under the intrinsic value method, compensation expense is determined as the difference between the market price of the underlying stock and the exercise price of the equity instrument granted. If the intrinsic value method is used, disclosure is made of earnings and per share amounts as if the fair value method had been used. Effective Jan. 1, 2003, the corporation elected to prospectively use the fair value method of accounting for stock-based compensation and its performance stock option plan. No awards were granted in 2003. Note 16 provides pro forma measures of net earnings and earnings per share had compensation expense been recognized for awards granted prior to 2003 based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.

Stock grants under PSOP are accrued in corporate operations, maintenance and administration expense as earned to the balance sheet date, based upon the percentile ranking of the total shareholder return of the corporation’s common shares in comparison to the total shareholder returns of a selected group of publicly traded companies. Compensation expense under the phantom stock option plan is recognized in operations, maintenance and administration expense for the amount by which the quoted market price of TransAlta’s shares exceed the option price, and adjusted for changes in each period for changes in the excess over the option price. If stock options or stock are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option or stock cancelled is charged to retained earnings.

R. Changes in Accounting Standards

The CICA established a new standard for asset retirement obligations, effective Jan. 1, 2004, with earlier adoption encouraged. TransAlta early adopted this standard on Jan. 1, 2003 and the impact of adoption is described in Note 1 (J).

The CICA established a new standard on the disposal of long-lived assets and discontinued operations. This standard became effective May 1, 2003, however TransAlta early adopted the standard on Jan. 1, 2003 with retroactive restatement. The standard requires that a long-lived asset to be disposed of other than by sale shall continue to be classified as held and used until it is disposed of. Certain criteria must be met before a long-lived asset can be classified as held for sale. The standard also defines discontinued operations more broadly than previously and prohibits the inclusion of future operating losses in a loss recognized upon classification of a long-lived asset as held for sale. The impact of adopting this standard was not material to the consolidated financial statements.

In the fourth quarter of 2003, in response to changes in accounting standards in the U.S. with respect to derivative instruments not held for trading, the corporation adopted a policy that all gains and losses on real-time physical trading contracts be shown gross in the statements of earnings. Prior period amounts have been restated.

The CICA has amended the standard on the presentation of liabilities and equity effective for years ending on or after Nov. 1, 2004. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity’s own equity instruments, but

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2. SEGMENT DISCLOSURES

A. Description of Reportable Segments

The corporation has two reportable segments: Generation and Energy Marketing. Both segments are supported by the corporate group. A third business segment, Independent Power Projects (IPP), was combined with the Generation segment effective Jan. 1, 2002, following changes to TransAlta's operational structure. A fourth business segment, Transmission, was reclassified as a discontinued operation following the announcement of the agreement to dispose of the segment on July 4, 2001. The operation was sold on April 29, 2002 *(Note 3)*. Prior period amounts have been reclassified to reflect these changes. The business segments are strategic business units that offer different products and services, and each is managed separately. The corporate group provides finance, treasury, legal, human resources and other administrative support to the business segments. Corporate overheads are allocated to the business segments to the extent they are not directly attributable to discontinued operations.

Each business segment assumes responsibility for its operating results measured as operating income.

The Generation segment owns coal, gas, wind, geothermal and hydro power plants in Canada, the U.S., Mexico and Australia, and generates its revenue from the sale of electricity, steam and ancillary services. Generation expenses include Energy Marketing's intersegment charge for energy marketing and financial risk management services in the amount of $24.8 million (2002 – $8.7 million; 2001 – $7.4 million). The higher intersegment charge in 2003 was due to increased activity in the commercial and asset management groups (included in Energy Marketing) as a result of the capacity growth that occurred in 2003.

The Energy Marketing segment derives revenue from the wholesale trading of electricity and other energy-related commodities and physical and financial contracts in Canada and the U.S. Expenses are net of intersegment charges to the Generation segment for the provision of energy marketing and financial risk management services as stated in the previous paragraph.

The accounting policies of the segments are the same as those described in *Note 1*. Intersegment transactions are accounted for on a cost recovery basis which approximates market rates. Segment revenues are net of intersegment transactions.

B. Reported Segment Profit or Loss and Segment Assets

I. Earnings Information

Year ended Dec. 31, 2003	Generation	Energy Marketing	Corporate	Total
Revenues	$ 2,412.2	$ 96.4	$ –	$ 2,508.6
Fuel and purchased power	(1,067.4)	–	–	(1,067.4)
Trading purchases	–	(85.1)	–	(85.1)
Gross margin	1,344.8	11.3	–	1,356.1
Operations, maintenance and administration	480.0	14.9	64.4	559.3
Depreciation and amortization	321.6	3.1	14.3	339.0
Gain on sale of Sheerness Generating Station	(191.5)	–	–	(191.5)
Gain on sale of TransAlta Power partnership units	(15.2)	–	–	(15.2)
Gain on sale of Seebe land	(10.5)	–	–	(10.5)
Asset impairment charges	90.3	–	–	90.3
Taxes, other than income taxes	23.1	–	–	23.1
Operating income (loss) before corporate allocations	647.0	(6.7)	(78.7)	561.6
Corporate allocations	(69.9)	(8.8)	78.7	–
Operating income (loss)	$ 577.1	$ (15.5)	$ –	561.6
Other expense				(3.2)
Foreign exchange loss				(4.7)
Net interest expense				(183.9)
Earnings from continuing operations before income taxes and non-controlling interests				$ 369.8

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		Energy
Year ended Dec. 31, 2002	Generation	Marketing	Corporate	Total

Revenues	$1,674.9	$140.0	$–	$1,814.9
Fuel and purchased power	(664.6)	–	–	(664.6)
Trading purchases	–	(91.0)	–	(91.0)

Gross margin	1,010.3	49.0	–	1,059.3
Operations, maintenance and administration	346.7	15.1	58.7	420.5
Depreciation and amortization	220.3	2.5	20.2	243.0
Asset impairment and equipment cancellation charges	152.5	–	–	152.5
Taxes, other than income taxes	27.3	0.1	–	27.4
Prior period regulatory decisions	3.3	–	–	3.3

Operating income before corporate allocations	260.2	31.3	(78.9)	212.6
Corporate allocations	(70.6)	(8.3)	78.9	–

Operating income	$189.6	$23.0	$–	212.6

Other income				0.1
Foreign exchange gain				1.2
Net interest expense				(82.7)

Earnings from continuing operations before income taxes
and non-controlling interests				$131.2

		Energy
Year ended Dec. 31, 2001	Generation	Marketing	Corporate	Total

Revenues	$2,158.4	$401.1	$–	$2,559.5
Fuel and purchased power	(1,187.1)	–	–	(1,187.1)
Trading purchases	–	(240.1)	–	(240.1)

Gross margin	971.3	161.0	–	1,132.3
Operations, maintenance and administration	290.6	36.2	65.4	392.2
Depreciation and amortization	178.1	11.0	23.7	212.8
Asset impairment and equipment cancellation charges	118.8	–	–	118.8
Taxes, other than income taxes	18.7	–	–	18.7
Prior period regulatory decisions	(11.0)	–	–	(11.0)

Operating income before corporate allocations	376.1	113.8	(89.1)	400.8
Corporate allocations	(82.5)	(6.6)	89.1	–

Operating income	$293.6	$107.2	$–	400.8

Other income				1.5
Foreign exchange gain				0.8
Net interest expense				(88.1)

Earnings from continuing operations before income taxes
and non-controlling interests				$315.0

II. Selected Balance Sheet Information
		Energy
Dec. 31, 2003	Generation	Marketing	Corporate	Total

Goodwill	$120.3	$29.3	$–	$149.6
Total segment assets	$7,598.8	$267.1	$554.3	$8,420.2

Dec. 31, 2002

Goodwill	$27.2	$29.3	$–	$56.5
Total segment assets	$6,348.7	$344.6	$721.6	$7,414.9

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III. Selected Cash Flow Information

Year ended Dec. 31, 2003	Generation	Energy Marketing	Corporate	Discontinued Operations	Total
Capital expenditures	$ 542.4	$ 0.8	$ 12.5	$ –	$ 555.7
Acquisitions	$ 323.4	$ –	$ –	$ –	$ 323.4
Year ended Dec. 31, 2002					
Capital expenditures	$ 909.1	$ 4.2	$ 10.7	$ 21.8	$ 945.8
Acquisitions	$ 40.1	$ –	$ –	$ –	$ 40.1
Year ended Dec. 31, 2001					
Capital expenditures	$ 1,147.6	$ 43.8	$ 15.1	$ 40.0	$ 1,246.5
Acquisitions	$ 9.8	$ –	$ –	$ –	$ 9.8

Years ended Dec. 31	2003	2002	2001
Depreciation and amortization expense for reportable segments	$ 339.0	$ 243.0	$ 212.8
Mining equipment depreciation, included in fuel and purchased power	47.1	37.1	31.8
Accretion expense, included in depreciation and amortization expense	(22.0)	(22.8)	(20.5)
Discontinued operations	–	15.6	46.5
Other	14.0	3.9	5.5
Depreciation and amortization expense per statements of cash flows	$ 378.1	$ 276.8	$ 276.1

C. Geographic Information

I. Revenues

	2003	2002	2001
Canada	$ 1,412.4	$ 1,207.6	$ 2,069.2
U.S.	906.5	532.9	428.8
Mexico	107.4	–	–
Australia	82.3	74.4	61.5
	$ 2,508.6	$ 1,814.9	$ 2,559.5

Revenues are attributed to countries based on the location of customers. The Mexican plants commenced commercial operations in 2003.

II. Property, Plant and Equipment and Goodwill

	PP&E		Goodwill	
	2003	2002	2003	2002
Canada	$ 3,695.4	$ 3,434.8	$ 56.5	$ 56.5
U.S.	1,830.3	1,820.0	93.1	–
Mexico	589.3	565.5	–	–
Australia	201.9	187.1	–	–
	$ 6,316.9	$ 6,007.4	$ 149.6	$ 56.5

3. DISCONTINUED OPERATIONS

A. Transmission

On April 29, 2002, TransAlta's Transmission operation was sold for proceeds of $820.7 million, of which $818.0 million has been collected. The proceeds excluded $31.7 million in accounts receivable, which were retained and subsequently collected, and $4.4 million in accounts payable. The disposal resulted in a gain on sale of $120.0 million ($0.71 per common share), net of income taxes of $36.2 million. Final adjustments to the sale price are still pending and the sale price may be adjusted when the process is completed in 2004. Based on all information currently available, management believes the adjustments will be immaterial to the consolidated financial statements.

B. Edmonton Composter

CONSOLIDATED FINANCIAL STATEMENTS 71

C. Statements of Earnings

Interest is allocated to discontinued operations based on the ratio of assets to be discontinued, net of directly attributable debt, to the total assets of the entity, net of debt that can be directly attributed to the discontinued operation or to particular continuing operations of the corporation. The statements of earnings amounts applicable to discontinued operations are as follows:

Year ended Dec. 31, 2002	Transmission
Revenues	$ 55.8
Operating expenses	(30.8)
Operating income	25.0
Net interest expense	(2.4)
Earnings before income taxes	22.6
Income taxes	(9.8)
Earnings before gain on disposal	12.8
Gain on disposal	120.0
Earnings from discontinued operations	$ 132.8

Year ended Dec. 31, 2001	Transmission	Edmonton Composter	Total
Revenues	$ 171.1	$ 6.6	$ 177.7
Operating expenses	(84.6)	(5.4)	(90.0)
Operating income	86.5	1.2	87.7
Net interest expense	(9.7)	–	(9.7)
Earnings before income taxes	76.8	1.2	78.0
Income taxes	(32.4)	(0.5)	(32.9)
Earnings from discontinued operations [1]	$ 44.4	$ 0.7	$ 45.1

1 Transmission earnings include $23.4 million of earnings prior to the measurement date, net of taxes of $16.8 million.

D. Balance Sheets

At Dec. 31, 2003 and 2002, all of the corporation's discontinued operations had been sold.

4. ACQUISITIONS AND DISPOSALS

A. Acquisitions

On Jan. 29, 2003, the corporation acquired a 50 per cent interest in CE Gen for US$240.0 million (Cdn$366.6 million). The acquisition was accounted for using the purchase method of accounting. CE Gen is controlled jointly by TransAlta and MidAmerican Energy Holdings Company (MidAmerican). As such, the financial results of CE Gen subsequent to the acquisition date are proportionately consolidated with those of TransAlta, and are included in the Generation segment. The purchase price was finalized in the second quarter of 2003 and is presented below:

Net assets acquired at assigned values:	
Working capital, including cash of $43.2 million	$ 60.3
Restricted cash	57.9
Current income tax receivable	2.4
Property, plant and equipment	414.6
Intangibles	610.5
Goodwill	108.9
Note receivable	90.0
Non-recourse long-term debt, including current portion	(717.4)
Future income tax liability	(216.0)
Non-controlling interests	(44.6)
Total	$ 366.6
Consideration:	
Cash	$ 366.6

Acquired intangibles relate to the fair value of power sale contracts. The amount is being amortized on a straight-line basis over the remaining contract period *(Note 8)*.

Goodwill resulted from the purchase of PP&E with no tax basis.

72 TRANSALTA CORPORATION AR/03

The restricted cash is comprised of debt service funds which are legally restricted, and require the maintenance of specific minimum balances equal to the next debt service payment, and amounts restricted for capital and maintenance expenditures. The amount of restricted cash acquired has been reduced to $9.9 million subsequent to the acquisition primarily as a result of TransAlta issuing a letter of credit in lieu of holding the restricted cash.

Supplemental pro-forma information for the year ended Dec. 31, 2002, as though the CE Gen purchase had been completed at Jan. 1, 2002, is as follows:

Year ended Dec. 31, 2002	
Revenues	$ 2,117.1
Earnings from continuing operations	99.8
Net earnings applicable to common shareholders	211.7
Earnings per share from continuing operations	$ 0.42
Earnings per share	$ 1.13

On Dec. 6, 2002, the corporation completed a step acquisition of Vision Quest Windelectric Inc. (Vision Quest). The initial acquisitions between 2000 and 2002 resulted in 41 per cent ownership of Vision Quest for $13.5 million, accounted for using the equity method. Book values of the corporation's proportionate interest at the time of the initial acquisitions approximated fair values. The final step of the acquisition brought TransAlta's ownership to 100 per cent and TransAlta's total investment in Vision Quest to $68.8 million. The results of Vision Quest's operations have been included in the Generation segment of the consolidated financial statements. Vision Quest operates 124 wind turbines with 119 MW of gross generating capacity in operation (82 MW net ownership interest).

The aggregate purchase price included the previous investments of $13.5 million, plus $21.3 million of cash and 745,791 common shares valued at $14.2 million. In addition, a loan of $19.8 million was previously advanced to Vision Quest. The value of the common shares issued was determined based on the average market price of TransAlta's common shares for the five days before and after the terms of the acquisition were agreed to and announced. In 2003, 91,478 of the shares were issued and 44,809 will be issued over the next two years.

The transaction was accounted for using the purchase method. The purchase price was finalized in the first quarter of 2003, and is presented below:

Net assets acquired at assigned values:	
Working capital, including cash of $8.2 million	$ 6.5
Property, plant and equipment	70.1
Goodwill	27.2
Power purchase arrangement	2.5
Short-term debt	(32.2)
Future income tax liability	(4.7)
Interest rate swaps	(0.6)
Total	$ 68.8
Consideration:	
Initial investments	$ 13.5
Cash, including previous advances of $19.8 million	41.1
Common shares	14.2
Total	$ 68.8

On Dec. 6, 2002, the corporation purchased the remaining 15 per cent interest in the Southern Cross Energy Partnership, located in Western Australia, for AUD$8.5 million (Cdn$7.2 million). At the time of acquisition, book values approximated fair values. The partnership is included in the Generation segment.

B. Disposals

On May 9, 2003, TransAlta sold the Calgary head office building for $65.8 million, which approximated book value. TransAlta is leasing the property for a term of 20 years. The lease is accounted for as an operating lease.

CONSOLIDATED FINANCIAL STATEMENTS 73

TA2003ARFeb28 3/3/04 11:36 AM Page 74

of $149.9 million, $315.0 million in TA Cogen units and $165.1 million in TransAlta Power units. As part of the financing and concurrent with the sale, TransAlta Power issued 17.75 million partnership units and 17.75 million warrants to the public for gross proceeds of $165.1 million, and 17.75 million partnership units to TransAlta for gross proceeds of $165.1 million. As a result of the unit issuance, TransAlta’s ownership interest in TransAlta Power on July 31, 2003 was approximately 26 per cent. The warrants, when exercised, are exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. As the warrants are exercised, TransAlta will sell TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power to its original 0.01 per cent and increasing cash proceeds by a further $165.1 million assuming all the warrants are exercised. As a result of the exercising of warrants and the subsequent sale of TransAlta Power units back to TransAlta Power, TransAlta’s ownership interest in TransAlta Power was approximately 19 per cent at Dec. 31, 2003.

As a result of the sale, in the third quarter of 2003, TransAlta realized a gain on sale of $191.5 million, which included the realization of the 1998 deferred gain of $119.8 million previously included in deferred credits and other long-term liabilities (Note 12). In the fourth quarter TransAlta recognized $15.2 million of dilution gains on the exercise of warrants. TransAlta expects to recognize approximately $53 million of further gains on the assumption that the warrants are fully exercised and TransAlta’s effective interest in TransAlta Power is reduced to its original 0.01 per cent.

On Dec. 31, 2003, TransAlta completed the sale of 539 acres of undeveloped land at Seebe, Alberta for $11.0 million. The corporation recognized a pre-tax gain on sale of $10.5 million.

In January 2001, the corporation sold its 265-MW Mildred Lake plant to Syncrude’s joint venture owners for cash proceeds of $60.3 million plus a receivable in the amount of $4.7 million, which approximated its book value.

In August 2001, the corporation sold its 45-MW Fort Nelson gas-fired facility for cash proceeds of $44.1 million. The gain on disposition was $1.3 million after-tax.

In September 2001, the corporation sold its 60 per cent interest in the Fort Saskatchewan cogeneration facility to TA Cogen. Total cash consideration to the corporation was $35.0 million in respect of the 30 per cent interest effectively sold to the minority interest in TA Cogen. The corporation recorded a pre-tax gain of $6.2 million. The effective book value of the assets transferred to TA Cogen was $57.6 million, with $28.8 million representing TransAlta Power’s 49.99 per cent interest in the assets.

5 .	I N V E S T M E N T S
		2 0 0 3	2 0 0 2

Investment in distributed generation companies		$5.0	$10.3
Investment in Australian gas transmission pipeline		–	21.2
Other		–	0.7

		$5.0	$32.2

In 2003, the corporation performed its annual review on its long-term investments. As a result of this review, the corporation recorded a $6.2 million charge to recognize an other than temporary decline in the fair value. The charge is included in corporate operations, maintenance and administration expenses.

Also in 2003, the corporation sold its 8.82 per cent interest in the Goldfields gas pipeline for proceeds of AUD$24.1 million (Cdn$21.6 million), which approximated book value.

6 . L O N G - T E R M R E C E I VA B L E S
	2 0 0 3	2 0 0 2

Note receivable	$78.6	$–
California receivables	32.2	37.6
Other	9.3	2.3
Sulphur tax abatement	–	60.9

	120.1	100.8
Less current portion included in accounts receivable	–	60.9

	$120.1	$39.9

The note receivable represent amounts advanced to MidAmerican affiliates by CE Gen. The purpose of the loans were to fund refinancing of certain indebtedness, fund construction, and other general purposes, the funding flowing through CE Gen. See Note 26 for further discussion.

74         T R A N S A L T A     C O R P O R A T I O N    A R / 0 3

The sulphur tax abatement represented an incentive to coal-fired thermal electric generators in Washington state, U.S., to construct air pollution control facilities. Final certification of meeting the initial rolling 12-month emission requirements is required by Feb. 28, 2004. These requirements have been met and the abatement was received in 2003.

7. PROPERTY, PLANT AND EQUIPMENT

		2003			2002		
	Depreciation rates	Cost	Accumulated depreciation & amortization	Net book value	Cost	Accumulated depreciation & amortization	Net book value
Thermal generation	3%–33%	$ 3,167.4	$ 976.8	$ 2,190.6	$ 3,125.8	$ 1,084.6	$ 2,041.2
Thermal environmental equipment	4%–13%	591.5	234.4	357.1	710.2	240.1	470.1
Mining property & equipment	4%–33%	721.4	317.3	404.1	749.9	306.3	443.6
Gas generation	2%–50%	2,730.7	514.6	2,216.1	1,585.0	179.0	1,406.0
Geothermal generation	3%–33%	395.3	35.2	360.1	–	–	–
Hydro generation	2%–5%	333.0	181.2	151.8	331.0	174.4	156.6
Wind generation	2%–3%	105.9	5.5	100.4	54.3	–	54.3
Capital spares and other	2%–50%	156.6	25.3	131.3	239.1	71.3	167.8
Assets under construction	–	346.0	–	346.0	1,206.8	–	1,206.8
Land	–	40.5	–	40.5	42.6	–	42.6
Transmission systems	2%–20%	31.1	12.2	18.9	29.4	11.0	18.4
		$ 8,619.4	$ 2,302.5	$ 6,316.9	$ 8,074.1	$ 2,066.7	$ 6,007.4

Years ended Dec. 31	2003	2002	2001
Capitalized interest	$ 45.2	$ 79.1	$ 47.3
Capitalized allowance for funds used during construction	–	–	1.0
	$ 45.2	$ 79.1	$ 48.3

In September 2003, the corporation concluded that the book value of its turbine inventory was unlikely to be recovered. As a result, TransAlta recorded an $84.7 million pre-tax impairment charge to write the turbines down to fair value, included in gas generation. Fair value was based on quoted market prices.

In November 2002, the corporation implemented a phased decommissioning of its 537 MW coal-fired Wabamun facility. As a result of this decision, the corporation recorded a $110.0 million pre-tax impairment charge during 2002, included in thermal generation equipment. The fair value of the facility was determined by estimating the present value of expected future cash flows.

In November 2002, the corporation cancelled orders for four natural gas turbines and as a result recorded a $42.5 million pre-tax impairment charge for contract termination costs, included in assets under construction. The costs consisted of progress payments made to date.

In September 2001, a $66.5 million pre-tax impairment charge, included in gas generation equipment was recognized related to the 154-MW Pierce Power plant. Revenue hedges that were no longer expected to be effective were unwound and realized, resulting in the recognition of $121.8 million of revenue, and $52.3 million in anticipated future operating costs.

CONSOLIDATED FINANCIAL STATEMENTS 75

8. INTANGIBLE ASSETS

Year ended Dec. 31			2003			2002
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Sales contracts [1]	$ 530.5	$ 43.2	$ 487.3	$ –	$ –	$ –
Coal Rights [2]	73.8	15.3	58.5	110.0	23.2	86.8
	$ 604.3	$ 58.5	$ 545.8	$ 110.0	$ 23.2	$ 86.8

1 Sales contracts are amortized on a straight-line basis over the remaining contract period which ranges from seven to 30 years at the date of acquisition.
2 The coal rights are amortized on a unit of production basis, based on the estimated mine reserve.

Amortization expense of $45.6 million (2002 – $3.0 million, 2001 – $3.3 million) related to intangibles is included in fuel and purchased power and depreciation and amortization expense.

9. OTHER ASSETS

	2003	2002
Cross-currency interest rate swaps *(Note 20)*	$ 67.5	$ 14.1
Foreign currency forward contracts and interest rate swaps *(Note 20)*	60.8	10.0
Deferred financing costs	32.4	24.7
Deferred license fees	29.9	26.6
Deferred contract costs	21.0	24.9
Deferred project development costs and other	2.7	10.3
	$ 214.3	$ 110.6

Deferred financing costs are costs associated with the issuance of long-term debt, preferred shares and preferred securities and are being amortized on a straight-line basis over the term of the related issue.

Deferred license fees consist primarily of an Australian license which is being amortized on a straight-line basis over the useful life of the power station assets to which the license relates.

Deferred contract costs consist of prepayments related to long-term contracts, which are being amortized on a straight-line basis over the term of the related contract.

10. SHORT-TERM DEBT

	2003		2002	
	Outstanding	Interest [1]	Outstanding	Interest [1]
Commercial paper	$ 61.1	3.0%	$ 290.0	2.7%
Bank debt	58.7	3.2%	–	–
	$ 119.8		$ 290.0	

1 Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

76 TRANSALTA CORPORATION AR/03

11. LONG-TERM DEBT

A. Amounts Outstanding

	2003		2002	
	Outstanding	Interest[1]	Outstanding	Interest[1]
Debentures, due 2004 to 2033 [2]	$ 1,513.4	6.5%	$ 1,863.4	6.8%
Senior notes, US$600.0 million [3]	796.4	6.3%	465.6	6.8%
Non-recourse debt [4]	579.5	7.6%	–	–
Bank credit facility – Campeche, US$133.6 million [5]	177.7	2.5%	207.3	3.1%
Notes payable – Windsor plant, due 2004 to 2014 [6]	58.7	7.4%	62.1	7.4%
Preferred securities, due 2048 to 2050 [7]	16.0	7.7%	14.9	7.8%
Commercial paper [8]	13.7	1.4%	84.8	1.4%
Capital lease obligation, due 2004 to 2006 [9]	6.7	9.1%	8.5	9.4%
	$ 3,162.1		$ 2,706.6	
Less current portion	183.8		355.4	
	$ 2,978.3		$ 2,351.2	

1 *Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.*

2 *Debentures: The debentures bear interest at fixed rates ranging from 5.49 per cent to 8.6 per cent. A floating charge on the property and assets of TransAlta Utilities has been provided as collateral for $448.4 million of the debentures as at Dec. 31, 2003. The interest rate on $375.0 million has been converted to floating rates based on bankers' acceptance rates using receive fixed interest rate swaps maturing in 2006 to 2011 (Note 20). Debentures of $100.0 million maturing in 2023 and $50.0 million maturing in 2033 are redeemable at the option of the holder in 2008 and 2009, respectively. Another debenture of $150.0 million maturing in 2005 is extendable until 2030 at the option of the holder.*

3 *Senior notes: In November 2003, the corporation issued debt of US$300.0 million through a prospectus supplement to a US$1.0 billion shelf prospectus filed on May 14, 2002. The notes bear an interest rate of 5.75 per cent and mature in 2013. Of the 2003 debt issue, US$200.0 million has been converted to a floating rate based on LIBOR using interest rate swaps maturing in 2013 (Note 20). In June 2002, the corporation issued debt of US$300.0 million under the US$1.0 billion shelf prospectus. The notes bear interest at 6.75 per cent and mature on July 15, 2012. All senior notes have been designated as a hedge of the corporation's net investment in U.S. and Mexican operations (Note 20).*

4 *Non-recourse debt: The debt consists of project financing debt, debt securities and senior secured bonds of CE Gen. The related assets have been pledged as security for the project financing debt. Maturity dates range from 2004 to 2008, and the interest rates range from LIBOR plus 1.25 per cent to 8.31 per cent. The debt securities are non-recourse, have maturity dates ranging from 2005 to 2018 and interest rates ranging from 7.37 per cent to 8.30 per cent. The senior secured bonds are also non-recourse to the corporation, bear interest at 7.42 per cent, and are due in 2018.*

5 *Bank credit facility – Campeche: In December 2000, the corporation established a US$133.6 million, 16-year credit facility for the financing of the construction of a gas-fired power plant in Campeche, Mexico. The outstanding borrowing totals US$133.6 million with an interest rate of LIBOR plus 0.875 per cent during construction and LIBOR plus 2.25 per cent effective Sept. 30, 2003, increasing to LIBOR plus 3.25 per cent by 2016. In March 2003, approximately 70 per cent of the floating portion of the facility was converted to a fixed rate of 7.4 per cent with a forward starting swap (Note 20). The plant began commercial operations in May 2003. During construction and until certain conditions are met, the corporation has provided a guarantee to the lenders for the completion of the plant. It is expected that the plant will be pledged as collateral in early 2004.*

6 *Notes payable – Windsor plant: The Windsor plant notes payable bear interest at fixed rates and are recourse to the corporation through a standby letter of credit.*

7 *Preferred securities: The debt component amount of the preferred securities (Note 14) represents the present value of the principal amount of $475.0 million due in 2048 and 2050. Interest accretion at the coupon rate is included in interest expense.*

8 *Commercial paper: Amounts outstanding at Dec. 31, 2003 include US$10.3 million of commercial paper (2002 – US$54.6 million). Under the terms of TransAlta's credit facility, the corporation has the ability and intent to maintain these borrowings beyond one year. The corporation has designated this commercial paper as a long-term hedge of a portion of its net investment in U.S. and Mexican operations (Note 20).*

9 *Capital lease obligation: Certain coal mining assets of TransAlta Utilities have been provided as collateral. The obligation bears interest at a fixed rate.*

B. Principal Repayments

Principal repayments over each of the next five years and thereafter are as follows:

2004	$ 183.8
2005	294.2
2006	415.7
2007	66.3
2008	173.9
2009 and thereafter	2,028.2
Total	$ 3,162.1

CONSOLIDATED FINANCIAL STATEMENTS 77

TA2003ARFeb28 3/3/04 11:36 AM Page 78

C. Interest Expense

Interest expense on long-term debt was $216.2 million (2002 – $161.9 million; 2001 – $150.3 million), all of which relates to continuing operations (2002 – $159.5 million; 2001 – $140.6 million).

D. Guarantees

In the normal course of operations, TransAlta and certain of its subsidiaries enter into agreements to provide financial or performance assurances to third parties. This includes guarantees, letters of credit and surety bonds which are entered into to support or enhance creditworthiness in order to facilitate the extension of sufficient credit for Energy Marketing trading activities, treasury hedging, Generation construction projects, equipment purchases and mine reclamation obligations.

At Dec. 31, 2003, the corporation had letters of credit outstanding of $198.5 million, US$187.8 million, 222.8 million Danish kroner and 172.3 million Mexican pesos. The letters of credit were issued to counterparties that have credit exposure to certain subsidiaries. If a subsidiary does not pay amounts due under the covered contract, the counterparty may present its claim for payment to the financial institution, which in turn will request payment from the corporation. Any amounts owed by the corporation’s subsidiaries are reflected in the consolidated balance sheet. All letters of credit expire in 2004.

The corporation had a surety bond in the amount of US$156.7 million in support of asset retirement obligations at the Centralia mine outstanding at Dec. 31, 2003. Asset retirement obligations are included in deferred credits and other long-term liabilities (Note 12). The surety bond expires in 2004.

TransAlta has guaranteed payments for its subsidiaries involved in hedging and trading activities. These guarantees are provided to counterparties in order to facilitate physical and financial transactions in various derivatives. To the extent liabilities exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist for hedging activities, they are disclosed in Note 20. The limit under these guarantees at Dec. 31, 2003 for trading and hedging activities was $1.8 billion. In addition, the corporation has a number of unlimited guarantees. The exposure at Dec. 31, 2003 under both limited and unlimited guarantees was approximately $381.3 million. Including contracts that were not guaranteed but facilitate hedging and trading activities, TransAlta’s maximum collateral requirements would have been $409.6 million at Dec. 31, 2003. Collateral available was approximately $1 billion.

TransAlta has also provided guarantees to counterparties for obligations of various subsidiaries for performance and payment of obligations. In the event of the subsidiaries’ inability to meet the obligations, TransAlta would be obligated to make such payments. To the extent obligations exist under these guarantees at Dec. 31, 2003, they are included in accounts payable and accrued liabilities. The limit under these guarantees at Dec. 31, 2003 was $828.6 million.

During construction and until certain conditions are met, the corporation has provided a guarantee to the lenders for the completion of the Campeche plant. The Campeche plant was completed in May 2003, and it is expected that the plant will be pledged as collateral in early 2004. At that time, the guarantee will be removed and the US$133.6 million of debt related to the plant will become non-recourse to the corporation.

At Dec. 31, 2003, CE Gen and its subsidiaries had US$39.7 million of letters of credit outstanding to provide financial or performance assurances to third parties. TransAlta has issued a letter of credit of US$32.7 million on behalf of CE Gen, which expires on May 30, 2004, and this amount is included in TransAlta’s total guarantees outstanding.

1 2 . D E F E R R E D C R E D I T S A N D O T H E R L O N G - T E R M L I A B I L I T I E S
	2003	2002

Asset retirement obligation (Note 1)	$258.2	$264.9
Deferred revenues and other	43.8	20.2
Power purchase arrangement in limited partnership	29.9	–
Cross-currency interest rate swaps (Note 20)	13.3	34.3
Fair value of swap transaction with limited partnership (Note 22)	7.9	9.7
Foreign currency forward contracts	6.2	–
Unamortized gain on sale of assets in limited partnership	–	123.7

	$359.3	$452.8

78         T R A N S A L T A     C O R P O R A T I O N    A R / 0 3

In 2003, an unamortized gain of $119.8 million was recognized in income as a result of the elimination of TransAlta's buy back provision which obligated TransAlta to purchase all of TransAlta Power's interest in TA Cogen on Dec. 31, 2018 at the fair market value at that date. The unamortized gain arose on the disposal of a 49.99 per cent interest in Ontario cogeneration assets held by TA Cogen to TransAlta Power, a publicly owned entity, in 1998. The original gain of $160.3 million was previously deferred and was being amortized on a straight-line basis over the period to Dec. 31, 2018. Amortization of the gain in the amount of $3.9 million (2002 – $7.6 million; 2001 – $7.7 million) is included in depreciation and amortization expense in the statements of earnings.

The power purchase arrangement represents the fair value adjustments for the Sheerness plant to deliver power at less than the prevailing market price at the time of the acquisition of the plant by TA Cogen.

13. NON-CONTROLLING INTERESTS

A. Statements of Earnings

	2003	2002	2001
TransAlta Power's limited partnership interest in TA Cogen *(Note 22)*	**$ 21.3**	$ 19.0	$ 14.7
Other common shareholders' interests	**12.9**	1.1	(0.2)
Dividend requirements on preferred shares of a subsidiary	**–**	–	6.1
	$ 34.2	$ 20.1	$ 20.6

On Sept. 10, 2001, the remaining series of preferred shares were redeemed for $121.6 million plus a premium of $0.5 million.

B. Balance Sheets – Other Non-controlling Interests

	2003	2002
TransAlta Power's limited partnership interest in TA Cogen	**$ 440.4**	$ 263.0
Other common shareholders' interests	**37.5**	–
	$ 477.9	$ 263.0

Other common shareholders' interests represents the 25 per cent interest not owned by CE Gen in the Saranac Partnership, owner of the Saranac Project.

14. PREFERRED SECURITIES

Maturity	Call date	Coupon	2003	2002
2048	2004	7.50%	**$ 165.0**	$ 165.4
2048	2004	8.15%	**119.2**	119.4
2050	2006	7.75%	**166.6**	166.9
			$ 450.8	$ 451.7

In November 2001, the corporation issued preferred securities for net proceeds of $171.9 million (net of issue costs and related tax benefits). The corporation may redeem the preferred securities in whole or in part in 2006 at a redemption price equal to 100 per cent of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption.

In 1999, the corporation issued preferred securities for net proceeds of $294.8 million (net of issue costs and related tax benefits). The corporation may redeem the preferred securities in whole or in part in 2004 at a redemption price equal to 100 per cent of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. In 1999, the corporation monetized a portion of this redemption feature by writing pay fixed swaptions exercisable in 2004, having a notional amount of $75.0 million and a weighted average interest rate of 6.1 per cent. At Dec. 31, 2003, the swaptions had a fair value liability of $6.1 million (2002 – $4.6 million).

The preferred securities are subordinated and unsecured. The corporation may elect to defer coupon payments on the preferred securities and settle deferred coupon payments in either cash or common shares of the corporation. As a result, the preferred securities are classified into their respective debt *(Note 11)* and equity components. The above equity component amounts represent the present value of future coupon payments.

Historically, the coupon payments have been settled in cash, and the intent is to continue to do so; therefore, the preferred securities have no dilutive effect on earnings per share. Supplemental diluted earnings per share for 2003 from continuing operations and net earnings as though the coupon payments were settled with shares were $1.22 (2002 – $0.39; 2001 – $1.02) and $1.22 (2002 – $1.12; 2001 – $1.25), respectively *(Note 15(D))*.

CONSOLIDATED FINANCIAL STATEMENTS 79

TA2003ARFeb28 3/3/04 11:36 AM Page 80

1 5 . C O M M O N S H A R E S
A. Issued and Outstanding
The corporation is authorized to issue an unlimited number of voting common shares without nominal or par value.

		2 0 0 3		2 0 0 2		2 0 0 1

	Common		Common		Common
	shares		shares		shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount

Issued and outstanding, beginning of year	169.8	$1,226.2	168.3	$1,170.9	168.6	$1,150.3
Issued as public offering	17.3	270.4	–	–	–	–
Issued under dividend reinvestment
and share purchase plan	3.3	54.6	2.7	53.4	0.9	19.1
Issued on purchase of Vision Quest	0.1	1.7	0.6	11.6	–	–
Issued for cash under stock option plans	0.1	1.4	0.1	1.8	0.7	13.8
Issued under Performance
Share Ownership Plan	0.1	1.4	0.1	1.9	0.1	1.8
Repurchased by the corporation	–	–	(2.0)	(13.4)	(2.0)	(14.1)

Issued and outstanding, end of year	190.7	$1,555.7	169.8	$1,226.2	168.3	$1,170.9

At Dec. 31, 2003, the corporation had 190.7 million (2002 – 169.8 million; 2001 – 168.3 million) common shares issued and outstanding plus outstanding employee stock options to purchase an additional 3.1 million shares (2002 – 3.2 million; 2001 –2.8 million).

In March 2003, the corporation issued 15.0 million common shares for gross proceeds of $240.0 million, with issue costs of $8.0 million. The offering included an option for the underwriters to purchase a further 2.25 million common shares for $36.0 million. This option was exercised on April 17, 2003 with issue costs of $3.0 million.

In February 2003, TransAlta announced a normal course issuer bid to repurchase up to 3.0 million common shares for cancellation. No shares were repurchased during 2003. In 2002, the corporation purchased for cancellation 2.0 million common shares and in 2001, 2.0 million common shares in the amount of $40.4 million and $48.9 million respectively. The $27.0 million in 2002 and $34.8 million in 2001 in excess of the repurchase price over the average net book value was charged to retained earnings.

B. Shareholder Rights Plan

The primary objective of the shareholder rights plan is to provide the corporation’s Board of Directors sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the corporation and to provide every shareholder with an equal opportunity to participate in such a bid. The plan was originally approved in 1992, and has been revised from time to time for conformity with current practices.

When an acquiring shareholder acquires 20 per cent or more of the outstanding common shares of the corporation and that shareholder does not make a bid for all of the common shares outstanding, each shareholder other than the acquiring shareholder may receive one right for each common share owned. Each right will entitle the holder to acquire an additional $160 worth of common shares for $80.

C. Dividend Reinvestment and Share Purchase Plan

Under the terms of the dividend reinvestment and share purchase plan, participants are able to purchase additional common shares by reinvesting dividends. Common shares will be issued from treasury. In 2003, 3.3 million (2002 – 2.7 million; 2001 –0.9 million) common shares were purchased under this program for $54.6 million (2002 – $53.4 million; 2001 – $19.1 million).

D. Diluted Earnings Per Share
		2 0 0 3		2 0 0 2		2 0 0 1

	Numerator	Denominator	Numerator	Denominator	Numerator	Denominator

Basic EPS from continuing operations	$234.2	185.3	$66.8	169.6	$183.7	168.9
Impact of PSOP	–	0.1	–	0.1	(2.7)	0.4

Diluted EPS from continuing operations	234.2	185.4	66.8	169.7	181.0	169.3
Impact of preferred securities
coupon payment	23.0	24.8	–	–	13.1	21.4

Diluted supplemental EPS
from continuing operations	$257.2	210.2	$66.8	169.7	$194.1	190.7

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Options to purchase common shares were not included in the computation of diluted EPS as the exercise price of the options was greater than the average market price of the common shares during the periods. The impact of settling preferred securities' coupon payments in shares did not have a dilutive effect on EPS from continuing operations in 2002.

16. STOCK-BASED COMPENSATION PLANS

At Dec. 31, 2003, the corporation had three types of stock-based compensation plans and an employee share purchase plan.

The corporation is authorized to grant employees options to purchase up to an aggregate of 13.0 million common shares at prices based on the market price of the shares as determined on the grant date. The corporation has reserved 13.0 million common shares for issue.

A. Fixed Stock Option Plans

I. Management Plan The granting of options under this fixed stock option plan was discontinued in 1997. Options were granted under this plan to certain eligible employees. The options could not be exercised until one year after grant and thereafter at an amount not exceeding 20 per cent of the grant per year on a cumulative basis until the sixth year, after which the entire grant may be exercised until the tenth year, which is the expiry date.

II. Canadian Employee Plan This plan came into effect in 2000 and was offered to all full-time and part-time employees in Canada at or below the level of manager. Options granted under this plan may not be exercised until one year after grant and thereafter at an amount not exceeding 25 per cent of the grant per year on a cumulative basis until the fifth year, after which the entire grant may be exercised until the tenth year, which is the expiry date.

III. Alberta D&R Plan This plan came into effect in 2000 and was offered to all full-time and part-time employees of the Alberta D&R business segment. Options granted under this plan could not be exercised until the date of the closing of the Alberta D&R sale on August 31, 2000, after which the entire grant could be exercised for up to three years after the closing. The outstanding options under this plan at Dec. 31, 2003 expire in January 2004.

IV. U.S. Plan This plan came into effect in 2001 and was offered to all full-time and part-time employees in the U.S. at or below the level of manager. Options granted under this plan may not be exercised until one year after grant and thereafter at an amount not exceeding 25 per cent of the grant per year on a cumulative basis until the fifth year, after which the entire grant may be exercised until the tenth year, which is the expiry date.

V. Australian Phantom Plan This plan came into effect in 2001 and was offered to all full-time and part-time employees in Australia, excluding directors and officers. Options under this plan are not physically granted, rather employees receive the equivalent value of shares in cash when exercised. Options granted under this plan may not be exercised until one year after grant and thereafter at an amount not exceeding 25 per cent of the grant per year on a cumulative basis until the fifth year, after which the entire grant may be exercised until the tenth year, which is the expiry date.

	Management plan		Canadian employee plan		Alberta D&R plan		U.S. employee plan		Australian phantom plan	
	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price (US$)	Number of share options (millions)	Weighted average exercise price
Outstanding, Jan. 1, 2001	0.6	$ 14.37	0.6	$ 14.20	0.1	$ 14.20	–	$ –	–	$ –
Granted	–	–	0.9	26.96	–	–	0.8	14.19	–	–
Exercised	(0.4)	14.08	(0.1)	14.22	–	–	–	–	–	–
Cancelled or expired	–	–	(0.1)	21.32	–	–	–	–	–	–
Outstanding, Dec. 31, 2001	0.2	$ 14.84	1.3	$ 22.27	0.1	$ 14.20	0.8	$ 14.19	–	$ –
Granted	–	–	0.7	20.92	–	–	0.4	12.51	0.1	22.00
Exercised	(0.1)	14.57	(0.1)	14.23	–	–	–	–	–	–
Cancelled or expired	–	–	(0.3)	22.98	–	–	(0.1)	13.53	–	–
Outstanding, Dec. 31, 2002	0.1	$ 14.91	1.6	$ 21.89	0.1	$ 14.20	1.1	$ 13.61	0.1	$ 22.00
Granted	–	–	0.1	17.11	–	–	–	–	–	–
Exercised	–	–	–	–	(0.1)	14.20	–	–	–	–
Cancelled or expired	–	–	(0.1)	22.39	–	–	–	–	–	–
Outstanding, Dec. 31, 2003	**0.1**	**$ 14.91**	**1.6**	**$ 21.18**	**–**	**$ –**	**1.1**	**$ 13.61**	**0.1**	**$ 22.00**

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			Options outstanding		Options exercisable

			Weighted
		Number	average	Weighted	Number	Weighted
		outstanding at	remaining	average	exercisable at	average
		Dec. 31, 2003	contractual	exercise	Dec. 31, 2003	exercise
Range of exercise prices		(millions)	life (years)	price	(millions)	price

	$13.12 – $18.00	0.9	6.7	$13.76	0.4	$13.99
	$18.01 – $23.00	1.5	7.6	20.03	0.6	19.78
	$27.70	0.5	7.3	27.70	0.3	27.70

	$13.12 – $27.70	2.9	7.3	$19.53	1.3	$19.59

B.	Performance Stock Option Plan

In 1999, the corporation expanded enrolment in the share option program to include all Canadian employees of the corporation, excluding the level of director and above, by issuing stock options with an expiry date of 2009 and vesting dependent upon achieving certain earnings per share targets.

		2 0 0 3		2 0 0 2		2 0 0 1

	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price

Outstanding, beginning of year	0.2	$22.44	0.4	$22.31	0.6	$21.87
Granted	–	–	–	–	–	–
Exercised	–	–	(0.1)	15.16	(0.2)	21.27
Cancelled or expired	–	–	(0.1)	22.99	–	–

Outstanding, end of year	0.2	$22.44	0.2	$22.44	0.4	$22.31

At Dec. 31, 2003, the corporation had 15,008 options under this plan with an exercise price of $14.15 and a weighted average remaining contractual life of 6.0 years and 210,925 options with an exercise price of $23.05 and a weighted average remaining contractual life of 5.1 years outstanding. At Dec. 31, 2003, all outstanding options had vested.

C. Performance Share Ownership Plan (PSOP)

Under the terms of the PSOP, which commenced in 1997, the corporation was authorized to grant to employees and directors up to an aggregate of 2.0 million common shares. The number of common shares which could be issued under both the PSOP and the share option plans, however, could not exceed 6.0 million common shares. Participants in the PSOP receive awards which, after three years, make them eligible to receive a set number of common shares or cash equivalent up to the maximum of the award amount plus any accrued dividends thereon. The actual number of common shares or cash equivalent a participant may receive is determined by the percentile ranking of the total shareholder return over three years of the corporation’s common shares amongst a selected group of publicly traded companies. Until Dec. 31, 2001, where common shares were awarded, such shares were then held in trust and therefore could not be disposed of for a period of two additional years.

On Dec. 31, 2001, the plan was modified so that after three years, once the PSOP eligibility has been determined, 50 per cent of the shares may be released to the participant, while the remaining 50 per cent will be held in trust for one additional year. In addition, the number of common shares the corporation is authorized to grant under the terms of the PSOP was increased to 4.0 million common shares and the maximum number of common shares which may be issued under both the PSOP and share option plans was increased to 13.0 million common shares.

	2 0 0 3	2 0 0 2	2 0 0 1

Number of awards outstanding, beginning of year	1.3	0.9	0.7
Granted	0.7	0.6	0.4
Awarded	(0.1)	(0.1)	(0.1)
Cancelled or expired	(0.4)	(0.1)	(0.1)

Number of awards outstanding, end of year	1.5	1.3	0.9

In 2003, PSOP compensation expense was $nil (2002 – $5.3 million; 2001 – $4.8 million), which is included in operations, maintenance and administration expense in the statements of earnings. In 2001, 83,077 common shares were issued at $22.00 per share. In 2002, 84,578 common shares were issued at $21.60 per share. In 2003, 83,300 common shares were issued at $17.11 per share.

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D. Employee Share Purchase Plan

Under the terms of the employee share purchase plan, the corporation will extend an interest-free loan (up to 30 per cent of an employee's base salary) to employees below executive level and allow for payroll deductions over a three-year period to repay the loan. Executives are no longer eligible for this program in accordance with the Sarbanes-Oxley legislation. The corporation will purchase these common shares on the open market on behalf of employees at prices based on the market price of the shares as determined on the date of purchase. Employee sales of these shares are handled in the same manner. At Dec. 31, 2003, accounts receivable from employees under the plan totalled $0.9 million (2002 – $1.5 million).

E. Stock-based Compensation

As disclosed in *Note 1(Q)*, the corporation adopted the intrinsic value method of accounting for stock-based compensation effective Jan. 1, 2002. On Jan. 1, 2003 the corporation adopted the fair value method of accounting for stock-based compensation prospectively, under which a compensation expense is measured at the grant date and recognized over the service period. No awards were granted in 2003. The following table provides pro forma measures of net earnings and earnings per share had compensation expense been recognized based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation for grants made in 2002 and prior:

	2003	2002	2001
Reported net earnings applicable to common shareholders	**$ 234.2**	$ 199.6	$ 228.8
Compensation expense	**2.6**	3.7	2.0
Pro forma net earnings applicable to common shareholders	**$ 231.6**	$ 195.9	$ 226.8
Reported basic earnings per share	**$ 1.26**	$ 1.17	$ 1.36
Compensation expense per share	**0.01**	0.02	0.01
Pro forma basic earnings per share	**$ 1.25**	$ 1.15	$ 1.35
Reported diluted earnings per share	**$ 1.26**	$ 1.17	$ 1.34
Compensation expense per share	**0.01**	0.02	0.01
Pro forma diluted earnings per share	**$ 1.25**	$ 1.15	$ 1.33

The estimated fair value of these stock options granted in 2002 and prior, was determined using the binomial model using the following assumptions, resulting in a weighted-average fair value of $4.25 in 2002 and $4.35 in 2001.

	2002	2001
Risk-free interest rate (%)	5.9	5.4
Expected hold period to exercise (years)	7	7
Volatility in the price of the corporation's shares (%)	28.3	28.2

17. PRIOR PERIOD REGULATORY DECISIONS

A. 2002 EUB Decision

B. 2001 TSR Settlement

In December 2001, the EUB ruled the Wabamun unit four outage qualified for relief under the Temporary Suspension Regulation and ordered that TransAlta receive $11.0 million to compensate the corporation for obligation payments incurred as a result of the outage.

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1 8 . I N C O M E   TA X E S

The corporation uses Canadian GAAP for non-regulated entities for all electricity generation operations and as a result, future income taxes have been recorded for all operations.

A. Statements of Earnings
I. Rate Reconciliations
	2 0 0 3	2 0 0 2	2 0 0 1

Earnings from continuing operations before income taxes and non-controlling interests	$369.8	$131.2	$315.0
Statutory Canadian federal and provincial income tax rate	36.8%	39.3%	43.3%

Expected taxes on income	$136.1	$51.6	$136.4
Increase (decrease) in income taxes resulting from:
Lower effective foreign tax rates	(22.9)	(19.9)	(19.0)
Utilization of previously unrecognized tax losses	–	(11.2)	–
Resource allowance net of non-deductible royalties	(2.5)	(3.1)	(2.6)
Non-controlling interests’ share of income	(15.4)	(7.7)	(6.2)
Manufacturing and processing rate reduction	(3.5)	(3.5)	(7.9)
Non-taxable portion of deferred gain	(22.7)	–	–
Non-deductible costs and other	0.6	4.6	(0.1)
Large corporations tax (net of surtax)	9.5	8.0	7.1
Asset impairment and equipment cancellation recognized at lower rate	1.8	6.3	–
Effect of tax rate changes	(4.3)	(1.7)	(13.2)
Unrecognized future income tax assets	1.7	–	3.1

Income tax expense	$78.4	$23.4	$97.6

Effective tax rate	21.2%	17.8%	31.0%

The corporation’s operations are complex, and the computation and provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. The corporation’s tax filings are subject to audit by taxation authorities. The outcome of some audits may change the tax liability of the corporation and adjustment could be material. Management believes it has adequately provided for income taxes based on all information currently available.

II. Components of Income Tax Expense
	2 0 0 3	2 0 0 2	2 0 0 1

Current tax expense	$51.0	$77.8	$47.2
Future income tax expense (benefit) related to the origination
and reversal of temporary differences	31.7	(41.5)	63.6
Future income tax benefit resulting from changes in tax rates or laws	(4.3)	(1.7)	(13.2)
Utilization of previously unrecognized tax losses	–	(11.2)	–

Income tax expense	$78.4	$23.4	$97.6

B. Balance Sheets
Significant components of the corporation’s future income tax assets and liabilities are as follows:

		2 0 0 3	2 0 0 2

Net operating and capital loss carry forwards		$202.4	$207.6
Asset retirement obligations costs		79.1	94.8
Unrealized losses on electricity trading contracts		62.8	74.0
Property, plant and equipment		(866.4)	(661.9)
Unrealized gains on electricity trading contracts		(68.3)	(82.4)
Other deductible temporary differences		33.8	39.6

		$(556.6)	$(328.3)

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Future income taxes are presented on the balance sheet as follows:

	2003	2002
Assets		
Current	$ 29.4	$ 18.7
Long-term	105.3	72.2
Liabilities		
Current	(4.6)	(17.1)
Long-term	(686.7)	(402.1)
	$ (556.6)	$ (328.3)

As at Dec. 31, 2003, there are income tax loss carryforwards of $24.2 million for which no tax benefit has been recognized. These losses begin to expire in 2010.

The benefits of current and future income taxes credited to equity in the period are as follows:

	2003	2002
Balance sheet – common share issue costs	$ 4.0	$ –
Statement of earnings and retained earnings – preferred securities distributions	$ 12.5	$ 14.0

19. EMPLOYEE FUTURE BENEFITS

A. Description

The corporation has registered pension plans in Canada and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees. The defined benefit option of the registered pension plans have been closed for new employees for all periods presented.

The latest actuarial valuations of the registered and supplemental pension plans were as at Dec. 31, 2003. The measurement date used to determine plan assets and accrued benefit obligation was Dec. 31, 2003. The effective date of the next required valuation for funding purposes is Dec. 31, 2005. As the Canadian registered plan has a funded surplus, there is no requirement for the corporation to fund the Canadian registered plan in 2004. The U.S. registered plan has a funded deficit and therefore the corporation will contribute to the U.S. registered plan in 2004. The supplemental pension plan is solely the obligation of the corporation. The corporation is not obligated to fund the supplemental plan but is obligated to pay benefits under the terms of the plan as they come due. The corporation has posted a letter of credit in the amount of $40.2 million to secure the obligations under the supplemental plan.

B. Costs Recognized

Dec. 31, 2003	Registered	Supplemental	Other	Total
Current service cost	$ 3.8	$ 1.4	$ 0.6	$ 5.8
Interest cost	21.0	2.2	1.1	24.3
Expected return on plan assets	(23.6)	–	–	(23.6)
Experience loss	1.3	0.6	0.4	2.3
Past service cost	0.1	(0.1)	–	–
Amortization of net transition obligation (asset)	(9.1)	0.3	–	(8.8)
Defined benefit expense (income)	(6.5)	4.4	2.1	–
Defined contribution option expense of registered pension plan	9.7	–	–	9.7
Net expense	$ 3.2	$ 4.4	$ 2.1	$ 9.7

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Dec. 31, 2002	Registered	Supplemental	Other	Total

Current service cost	$4.0	$1.0	$0.6	$5.6
Interest cost	21.7	1.9	1.0	24.6
Expected return on plan assets	(26.8)	–	–	(26.8)
Experience loss	0.2	0.2	0.5	0.9
Settlement upon sale of Transmission operation (Note 3)	3.8	–	(0.5)	3.3
Amortization of net transition obligation (asset)	(9.2)	0.3	–	(8.9)

Defined benefit expense (income)	(6.3)	3.4	1.6	(1.3)
Defined contribution option expense of registered pension plan	9.2	–	–	9.2

Net expense	$2.9	$3.4	$1.6	$7.9

Dec. 31, 2001	Registered	Supplemental	Other	Total

Current service cost	$3.9	$0.8	$0.4	$5.1
Interest cost	22.1	1.7	0.9	24.7
Expected return on plan assets	(28.8)	–	–	(28.8)
Amortization of net transition obligation (asset)	(9.3)	0.3	0.3	(8.7)

Defined benefit expense (income)	(12.1)	2.8	1.6	(7.7)
Defined contribution option expense of registered pension plan	9.3	–	–	9.3

Expense (income) before capitalization	(2.8)	2.8	1.6	1.6
Regulatory capitalization to plant and equipment	(0.1)	–	–	(0.1)

Net (income) expense	$(2.9)	$2.8	$1.6	$1.5

In 2003 the entire net expense related to continuing operations (2002 – $4.3 million).

C. Status of Plans
Dec. 31, 2003		Registered	Supplemental	Other

Market value of plan assets		$351.9	$0.9	$–
Accrued benefit obligation		366.6	36.5	18.0

Funded status – plan deficit [1]		(14.7)	(35.6)	(18.0)
Amounts not yet recognized in statements of earnings:
Unrecognized past service cost		0.6	(0.5)	–
Unamortized transition obligation (asset)		(64.2)	3.3	–
Unamortized net actuarial loss		55.7	7.9	6.9

Total recognized in balance sheets:
Accrued liability		$(22.6)	$(24.9)	$(11.1)

Amortization period in years (EARSL)		9	9	12

Dec. 31, 2002		Registered	Supplemental	Other

Market value of plan assets		$353.3	$0.4	$–
Accrued benefit obligation		349.8	35.5	18.2

Funded status – plan surplus (deficit) [1]		3.5	(35.1)	(18.2)
Amounts not yet recognized in statements of earnings:
Unamortized transition obligation (asset)		(73.3)	3.6	–
Unamortized net actuarial loss		50.4	9.0	7.4

Total recognized in balance sheets:
Accrued liability		$(19.4)	$(22.5)	$(10.8)

Amortization period in years (EARSL)		9	9	11

1	The Canadian registered benefit option has a surplus and management intends to use the surplus to pay contributions to the registered defined contribution option and the supplemental defined benefit plan.

The accrued benefit liability is included in accounts payable and accrued liabilities on the consolidated balance sheets.

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D. Contributions

Expected cash flow are as follows:

	Registered	Supplemental	Other	Total
Employer contributions				
2004 (expected)	$ 2.0	$ –	$ 0.1	$ 2.1
Expected benefit payments				
2004	23.0	1.6	0.2	24.8
2005	23.3	1.6	0.3	25.2
2006	24.0	1.7	0.4	26.1
2007	24.3	1.9	0.5	26.7
2008	25.0	1.9	0.6	27.5
2009 – 2013	$ 110.0	$ 12.1	$ 3.8	$ 125.9

E. Plan Assets

	Registered	Supplemental	Other
Market value of plan assets at Dec. 31, 2001	$ 403.4	$ –	$ –
Contributions	3.3	0.4	–
Transfers to defined contribution option	(9.2)	–	–
Experience adjustment	0.2	–	–
Transfer to AltaLink on sale of Transmission	(11.1)	–	–
Benefits paid	(26.4)	–	–
Effect of translation on U.S. plans	(0.2)	–	–
Actual return on plan assets [1]	(6.7)	–	–
Market value of plan assets at Dec. 31, 2002	$ 353.3	$ 0.4	$ –
Contributions	0.5	0.5	0.1
Transfers to defined contribution option	(9.7)	–	–
Benefits paid	(26.2)	–	(0.1)
Effect of translation on U.S. plans	(2.6)	–	–
Actual return on plan assets [1]	36.6	–	–
Market value of plan assets at Dec. 31, 2003	**$ 351.9**	**$ 0.9**	**$ –**

1 Net of expenses

The corporation's investment policy is to achieve a consistently high investment return over time while maintaining an acceptable level of risk to satisfy the benefit obligations of the pension plans. The goal is to maintain a long-term rate of return on the fund that exceeds inflation by four per cent. The pension fund may be invested in publicly traded common or preferred equity shares, rights or warrants; convertible debentures or preferred securities; bonds, debentures, mortgages, notes or other debt instruments of government agencies or corporations; private company securities; guaranteed investment contracts; term deposits; cash or money market securities; and mutual or pooled funds eligible for pension fund investment. The target allocation percentages are 60 per cent equity and 40 per cent fixed income. Cash and money market instruments may be held from time to time as short-term investment decisions or as defensive reserves within the portfolios of each asset class. The fund may invest in derivatives for the purpose of hedging the portfolio or altering the desired mix of the fund. Derivative transactions that leverage the fund in any way are not permitted without the specific approval of the Pension Committee.

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The allocation of plan assets by major asset category at Dec. 31, 2003 and 2002 is as follows:

Dec. 31, 2003	Registered	Supplemental

Equity securities	55.0%	–
Debt securities	44.2%	–
Cash equivalents	0.8%	100.0%

Total	100.0%	100.0%

Dec. 31, 2002	Registered	Supplemental

Equity securities	50.7%	–
Debt securities	46.2%	–
Cash equivalents	3.1%	100.0%

Total	100.0%	100.0%

Plan assets include common shares of the corporation having a fair value of $0.7 million at Dec. 31, 2003 (2002 – $0.6 million). The corporation charged the registered plan $0.1 million for administrative services provided for the year ended Dec. 31, 2003 (2002 – $0.1 million).

F. Reconciliation of Accrued Benefit Obligations
	Registered	Supplemental	Other

Accrued benefit obligation as at Dec. 31, 2001	$345.5	$27.5	$13.6
Current service cost	4.0	1.0	0.6
Interest cost	21.7	1.9	1.0
Benefits paid	(25.1)	(1.3)	(0.9)
Transfer to AltaLink on sale of Transmission	(5.6)	–	(0.8)
Effects of translation on U.S. plans	(0.6)	–	(0.1)
Actuarial loss	9.9	6.4	4.8

Accrued benefit obligation as at Dec. 31, 2002	$349.8	$35.5	$18.2
Current service cost	3.8	1.4	0.5
Interest cost	21.0	2.2	1.1
Benefits paid	(25.0)	(1.3)	(1.0)
Past service charge	0.6	(0.6)	–
Plan amendments	0.1	–	–
Effects of translation on U.S. plans	(5.2)	–	(1.3)
Actuarial loss (gain)	21.5	(0.7)	0.5

Accrued benefit obligation as at Dec. 31, 2003	$366.6	$36.5	$18.0

G. Assumptions

The significant actuarial assumptions adopted in measuring the corporation’s accrued benefit obligations were as follows:

Dec. 31, 2003	Registered	Supplemental	Other

Liability discount rate	5.8%	5.8%	6.1%
Expected long-term rate of return on plan assets	7.1%	–	–
Rate of compensation increase (exclusive of promotion increases)	3.6%	3.5%	–
Health care cost escalation	–	–	6.6%–7.0%1 )
Dental care cost escalation	–	–	3.5%
Provincial health care premium escalation	–	–	2.5%

Dec. 31, 2002	Registered	Supplemental	Other

Liability discount rate	6.3%	6.3%	6.4%
Expected long-term rate of return on plan assets	7.1%	–	–
Rate of compensation increase (exclusive of promotion increases)	3.6%	3.5%	–
Health care cost escalation	–	–	6.6%–7.0%1 )
Dental care cost escalation	–	–	3.5%
Provincial health care premium escalation	–	–	2.5%

1 For five years and 5 per cent thereafter for Canadian plans. For U.S. plans, decreasing gradually to 4.5 per cent for 2016 and remaining at that level thereafter.

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The expected long-term rate of return on plan assets is based on past performance and economic forecasts for the types of investments held by the plan. The estimated rate of return is lower than the historical returns of the appropriate indices.

Sensitivity to changes in assumed health care cost trend rates are as follows:

	One percentage point increase	One percentage point decrease
Effect on total service and interest costs	$ 0.2	$ (0.4)
Effect on post-retirement benefit obligation	$ 3.0	$ (3.9)

20. FINANCIAL RISK MANAGEMENT

A. Foreign Exchange Rate Risk Management

I. Hedges of Foreign Operations The corporation has exposure to changes in the carrying values of its foreign operations as a result of changes in foreign exchange rates. The corporation uses cross-currency interest rate swaps at fixed and floating rate terms, forward sales contracts and direct foreign currency debt to hedge these exposures. The principal component of the cross-currency interest rate swaps and direct foreign currency debt hedge a portion of the carrying value of foreign operations. Translation gains and losses related to these components are deferred and included in CTA in shareholders' equity on a net of tax basis.

Details of the notional amounts of cross-currency interest rate swaps are as follows:

	2003			2002		
	Amount	Fair value	Maturities	Amount	Fair value	Maturities
Australian dollars	**AUD$221.0**	**$ (13.1)**	**2005–2010**	AUD$296.0	$ 7.9	2005–2010
U.S. dollars	**US$429.0**	**$ 60.1**	**2004–2012**	US$634.0	$ (70.1)	2003–2012

At Dec. 31, 2003, a $67.5 million asset (2002 – $14.1 million) and a $13.3 million liability (2002 – $34.3 million) related to the principal component of the swaps were deferred and recorded in other assets *(Note 9)* and deferred credits and other long-term liabilities *(Note 12)*, respectively.

In addition, the corporation has designated U.S. dollar denominated long-term debt *(Note 11)* in the amount of US$743.9 million (2002 – US$488.2 million) as a hedge of its net investment in U.S. and Mexico operations with $111.4 million of related foreign currency gains (2002 – $8.1 million loss) deferred and included in CTA.

The corporation has also hedged a portion of its net investment in self-sustaining subsidiaries with foreign currency forward sales contracts as shown below:

	2003			2002		
	Amount	Fair value	Maturities	Amount	Fair value	Maturities
New Zealand dollars	**NZ$4.2**	**$ (0.1)**	**2004**	NZ$10.5	$ (0.1)	2003
U.S. dollars	**US$510.3**	**$ 4.0**	**2004**	US$328.3	$ 3.3	2003
Australian dollars	**AUD$34.3**	**$ (2.4)**	**2004**	–	–	–

In addition, the corporation has hedged foreign currency denominated intercompany loans to a self-sustaining foreign subsidiary using forward contracts with a notional amount of US$84.2 million (2002 – US$257.9 million) and a fair value liability of US$52.4 million (2002 – US$6.5 million).

II. Hedges of Future Foreign Currency Obligations The corporation has hedged future foreign currency obligations through forward purchase contracts as follows:

		2003			2002		
Currency sold	Currency purchased	Amount	Fair value asset (liability)	Maturities	Amount	Fair value asset (liability)	Maturities
Canadian dollars	U.S. dollars	**US$33.3**	**$ (1.6)**	**2004–2005**	US$36.1	$ (0.2)	2003–2004
U.S. dollars	Swiss francs	–	–	–	8.4 Swiss francs	$ 0.1	2003
Canadian dollars	Swiss francs	–	–	–	4.1 Swiss francs	$ 0.1	2003

At Dec. 31, 2003, deferred foreign exchange gains of $0.9 million (2002 – $0.4 million loss) related to these hedges were included in other assets *(Note 9)*.

CONSOLIDATED FINANCIAL STATEMENTS 89

B. Interest Rate Risk Management

I. Existing Debt The corporation has converted fixed interest rate debt to floating rates through receive fixed interest rate swaps *(Note 11)* as shown below:

	2003			2002		
	Notional amount	Fair value of swaps	Maturities	Notional amount	Fair value of swaps	Maturities
Fixed rate debt	$ 375.0	$ 36.8	2006–2011	$ 375.0	$ 35.1	2006–2011
	US$200.0	$ 1.1	2013	–	–	–

The corporation has converted floating interest rate debt to fixed debt through receive floating rate swaps *(Note 11)* as shown below:

	2003			2002		
	Notional amount	Fair value of swaps	Maturity	Notional amount	Fair value of swaps	Maturity
Floating rate debt	US$91.8	$ (26.8)	2016	–	–	–

Including the interest rate swaps above, 23.6 per cent of the corporation's debt is subject to floating interest rates (2002 – 25.1 per cent).

The fair value of the corporation's fixed interest long-term debt changes as interest rates change, with details as follows:

	2003		2002	
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt, including current portion	$ 3,162.1	$ 3,331.7	$ 2,706.6	$ 2,729.1

II. Anticipated Future Debt Issuances The corporation used forward starting interest rate swaps, treasury locks and spread locks to hedge its interest payments on anticipated future debt issuances as shown below:

	2003			2002		
	Amount	Fair value	Maturity	Amount	Fair value	Maturity
Forward starting interest rate swaps, treasury locks and spread locks	–	–	–	US$209.1	$ (58.2)	2006 – 2011

Maturities of these instruments have resulted in net deferred losses of $48.7 million (2002 – $5.2 million) included in other assets *(Note 9)*.

C. Energy Commodities Price Risk Management

I. Trading Activities The corporation markets energy derivatives, including physical and financial swaps, forwards and options, to optimize returns from assets, to earn trading revenues and to gain market information. At Dec. 31, 2003, details of the corporation's trading positions were as follows:

	Units (000s)	Fixed price payor notional amounts	Fixed price receiver notional amounts	Maximum term in months
Electricity	MWh	13,872.6	4,106.8	33
Natural gas	GJ	37,805.3	56,308.8	24

The gross physical and financial volumes traded are as follows:

90 TRANSALTA CORPORATION AR/03

The carrying and fair value of energy commodity trading assets and liabilities included on the balance sheet are as follows:

The change in fair value of contracts outstanding at Dec. 31, 2002 compared to 2003 is attributed to the following:

II. Hedging Activities The corporation uses energy derivatives, including physical and financial swaps, forwards and options, to manage its exposure to changes in electricity and natural gas prices. At Dec. 31, 2003, details of the corporation's hedging position were as follows:

	Fixed price payor notional amount	Fixed price receiver notional amount	Maximum term in months
Commodity hedges (000s)	6,858.1 GJ	2,611.1 MWh	45
Diesel hedge (millions of litres)	16.8	–	12

The fair value of these hedges is a $2.7 million asset (2002 – $12.8 million liability).

D. Credit Risk Management

The corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continually monitors these exposures. For Energy Marketing, the corporation sets strict credit limits for each counterparty and halts trading activities with the counterparty if the limits are exceeded. The corporation makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees and/or letters of credit to support the ultimate collection of these receivables. TransAlta is exposed to minimal credit risk for Alberta Generation PPAs as all receivables are guaranteed by letters of credit.

At Dec. 31, 2000, the corporation had made a provision of US$28.8 million against US$58.0 million of receivables outstanding related to sales to the California market. US$5.0 million of this amount was received during 2001, however, ultimate collection of the remaining balance remains uncertain. As a result, the provision established in 2000 remains in place.

The maximum credit exposure to any one customer, excluding the California market receivables discussed above and including the fair value of open trading positions, is $10.2 million. The maximum credit exposure to any one counterparty across all hedges is $38.3 million.

CONSOLIDATED FINANCIAL STATEMENTS 91

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2 1 . J O I N T	V E N T U R E S
Joint ventures at Dec. 31, 2003 included the following:

Joint venture		Ownership interest	Description

Sheerness joint venture		25%	Coal-fired plant in Alberta, of which TA Cogen has a
			50 per cent interest, and is operated by Canadian Utilities
Meridian joint venture		50%	Cogeneration plant in Alberta, operated by Husky Energy
Fort Saskatchewan joint venture		30%	Cogeneration plant in Alberta, of which TA Cogen
			has a 60 per cent interest, and is operated by TransAlta
McBride Lake joint venture		50%	Wind generation facilities in Alberta, operated by TransAlta
Goldfields Power joint venture		50%	Gas-fired plant in Australia, operated by TransAlta
CE Generation LLC		50%	Geothermal and gas plants in the U.S., operated by
			CE Gen affiliates
Genesee 3		50%	Coal-fired plant in Alberta, currently under construction
			and to be operated by EPCOR

Summarized information on the results of operations, financial position and cash flows relating to the corporation’s pro-rata interests in its jointly controlled corporations was as follows:

	2 0 0 3	2 0 0 2	2 0 0 1

Results of operations
Revenues	$540.9	$197.9	$220.0
Expenses	(420.3)	(116.3)	(133.9)
Non-controlling interests	(27.4)	(4.5)	(4.7)

Proportionate share of net earnings	$93.2	$77.1	$81.4

Cash flows
Cash flow from operations	$197.0	$122.0	$93.7
Cash flow used in investing activities	(286.4)	(35.3)	(13.9)
Cash flow used in financing activities	(129.6)	(111.5)	(82.4)

Proportionate share of decrease in cash and cash equivalents	$(219.0)	$(24.8)	$(2.6)

Financial position
Current assets	$133.3	$24.1
Long-term assets	2,220.8	646.5
Current liabilities	(135.2)	(16.7)
Long-term liabilities	(804.0)	(3.3)
Non-controlling interests	(301.5)	(31.0)

Proportionate share of net assets	$1,113.4	$619.6

2 2. R E L AT E D PA RT Y T R A N S A C T I O N S

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit, 756-MW coal-fired Sheerness plant to TA Cogen for $630.0 million. The exchange amount was at fair value and was determined based on an estimate of the future net cash flows of the plant and approved by the independent directors of TA Cogen. There are no ongoing contractual commitments or arrangements resulting from this sale apart from the provision of operational and management services under normal commercial terms for the Sheerness plant. TA Cogen is owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power (Note 4).

In connection with the sale, the obligation for TransAlta to purchase all of TransAlta Power’s interest in TA Cogen on Dec. 31, 2018 that arose on the sale of power generation assets to TA Cogen in 1998 has been eliminated; therefore the deferred gain of a $119.8 million related to this sale was recognized in earnings. In addition, the management agreements between TransAlta, TransAlta Power and TA Cogen were amended to remove the mechanism for the deferral of management fees and remove the obligation for TransAlta Power and TA Cogen to pay management fees to TransAlta in the future. As consideration for the amendments, TransAlta received $1.0 million from TransAlta Power and $5.0 million from TA Cogen.

In February 2003, TransAlta entered into an agreement with CE Gen whereby TransAlta buys available power from certain CE Gen subsidiaries under normal commercial terms. In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

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For the period November 2002 to November 2007, TA Cogen entered into a transportation swap transaction with a wholly owned subsidiary of TransAlta, TransAlta Energy Corporation (TEC) (Note 12). TEC operates and maintains TA Cogen’s three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta. TEC also provides management services to the Sheerness plant in Alberta, which is operated by Canadian Utilities. The business purpose of the transportation swap was to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for two of its plants over the period of the swap. This stabilizes cash distributions in TA Cogen and thereby preserves the value of the limited partnership as a financing vehicle of TransAlta. The notional gas volume in the transaction was the total delivered fuel for both facilities. Exchange amounts are based on the market value of the contract. TransAlta entered into an offsetting contract with an external third party, therefore TransAlta has no risk other than counterparty risk.

In September 2001, the corporation sold its 60 per cent interest in its Fort Saskatchewan plant to TA Cogen for a pre-tax gain of $6.2 million (Note 4).

TA Cogen entered into a fixed-for-floating gas swap transaction with TransAlta Energy for a 61-month period starting Dec. 1, 2000. The swap transaction provides TA Cogen with fixed price gas for both the Mississauga and Ottawa plants over the period. The floating prices associated with the Mississauga and Ottawa cogen plants’ long-term fuel supply agreements were transferred to TransAlta Energy’s account. The notional gas volume in the transaction was the total delivered fuel for both facilities. As consideration and in negotiation, TA Cogen transferred the right to incremental revenues associated with curtailed electrical production and subsequent higher revenue gas sales. At Dec. 31, 2003, the portion of the contract related to the non-controlling interest had a fair value liability of $7.9 million (2002 – $9.7 million).

2 3 .   C O M M I T M E N T S

A significant portion of the corporation’s electricity and thermal sales revenues are subject to PPAs and long-term contracts. Commencing Jan. 1, 2001, Alberta Generation assets became subject to long-term PPAs for a period approximating the remaining life of each plant or unit. These PPAs set a production requirement and availability target to be supplied by each plant or unit and the price at which each megawatt-hour will be supplied to the customer. For Mexico, the plants’ energy production is subject to 25-year contracts with the Comisión Federal de Electricidad. These contracts set availability targets and the price at which the plant will be paid per kilowatt of available capacity, as well as plant efficiency targets for recovery of fuel costs based on market prices. At Sarnia, there are 20-year contracts with a customer group with three, five-year options for extensions to the contracts. The contracts allow for up to 40 per cent of the plant’s maximum capacity. These contracts set payments for peak megawatts, total megawatt hours and steam consumed, while TransAlta assumes the availability and heat rate risk. The remaining capacity is available for export to the merchant market, based on market conditions. Energy production at the remaining Ontario plants is subject to contracts expiring in nine to 14 years. These contracts set availability targets and the price at which the plant will be paid per kilowatt of available capacity for base and peak hours, as well as risk sharing of fuel costs based on market prices. Thermal energy contracts for these Ontario plants expire the same time as the energy production contracts and are with a different customer base. These contracts set payments for volumes consumed, while TA Cogen assumes the heat rate risk. At Centralia, a significant portion of production is subject to short- to medium-term energy sales contracts. In addition, a portion of the corporation’s energy sales from its gas plants are subject to medium- to long-term energy sales contracts.

The corporation has entered into a number of long-term gas purchase agreements, transportation and transmission agreements, royalty and right-of-way agreements in the normal course of operations. In addition, the corporation has committed to purchase turbines for a total purchase price of $40.5 million, and has entered into a number of operating lease agreements and commitments under mining agreements. In 2002, the corporation cancelled orders on several turbines, and incurred a pre-tax impairment charge of $42.5 million (Note 7). Approximate future payments under the fixed price purchase contracts turbine commitments, operating lease and mining agreements are as follows:

Fixed price
gas purchase	Operating		Mining
contracts	leases	Turbines	agreements	Total

$55.8	$13.0	$21.6	$32.3	$122.7
57.9	12.1	18.9	35.1	124.0
58.0	11.4	–	33.9	103.3
62.4	10.0	–	34.0	106.4
64.2	9.0	–	34.0	107.2
32.8	98.0	–	337.9	468.7

$331.1	$153.5	$40.5	$507.2	$1,032.3

C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S        93

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2 4 .  O T H E R   C O N T I N G E N C I E S

In June 2003, FERC issued two show cause orders, the Partnership Gaming Order and the Gaming Practices Order, in which TransAlta’s U.S. subsidiaries were named. These orders required TransAlta to justify certain trading activities in California between Jan. 1, 2000 and June 20, 2001. In response to FERC’s show cause orders TransAlta confirmed that it did not engage in gaming behavior. Based on the information provided by TransAlta, FERC Trial Staff filed a Motion to Dismiss with respect to TransAlta in the two show cause proceedings. On Jan. 22, 2004 FERC granted the FERC Trial Staff’s motion to dismiss TransAlta from both the Partnership Gaming Order and the Gaming Practices Order. FERC found that TransAlta did not engage in prohibited gaming practices.

As the result of another June 2003 FERC order, the FERC Office of Market Oversight and Investigations instituted an investigation into bidding behavior in the California markets between May 1, 2000 and Oct. 2, 2000 and made information requests of TransAlta’s U.S. energy marketing subsidiaries. TransAlta filed its response to this investigation on July 24, 2003. TransAlta’s investigations revealed no significant bidding behaviors outlined in the FERC request for information. On Jan. 29, 2004, TransAlta received official notice from the Commodity Futures Trading Commission (CFTC) that it was closing its investigation at that time. Such closure is not a conclusive finding that TransAlta did not commit any violations and the CFTC reserved its right to re-open the investigation.

On May 30, 2002, the California Attorney General’s Office filed civil complaints in the state court of California against eight wholesale power companies, including TransAlta. The complaint alleges violations of California’s unfair business practices law in connection with rates charged for wholesale electricity sales. The state court denied the Attorney General’s complaint and granted an order to dismiss the claims against TransAlta. The Attorney General has appealed this decision. The appeal is still ongoing at this time.

CE Gen’s geothermal and cogeneration facilities are qualifying facilities under the Public Utility Regulatory Policies Act of 1978 (PURPA) and their contracts for the sale of electricity are subject to regulations thereunder. In order to promote open competition in the industry, legislation has been proposed in the U.S. Congress that calls for either a repeal of PURPA on a prospective basis or the significant restructuring of the regulations governing the electric industry, including sections of PURPA. Current federal legislative proposals would not abrogate, amend, or modify existing contracts with electric utilities. The ultimate outcome of any proposed legislation is unknown at this time.

On Dec. 16, 2002, the Canadian government ratified the Kyoto Protocol. The Kyoto Protocol is not expected to have an impact on TransAlta’s U.S., Mexican or Australian operations. TransAlta is not able to estimate the full impact the Protocol will have on its Canadian operations, as the Canadian government has not yet established an implementation plan. However, the PPAs for TransAlta’s coal-fired plants in Alberta contain ‘Change of Law’ provisions that may provide an opportunity to recover compliance costs from the PPA customers.

The corporation is involved in various other claims and legal actions arising from the normal course of business. The corporation does not expect that the outcome of these proceedings will have a materially adverse effect on the corporation.

2 5 .  C O M PA R AT I V E   F I G U R E S

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

2 6 .  S U B S E Q U E N T   E V E N T S

On Jan. 22, 2004, CE Gen announced its intention to redeem early $78.6 million of the senior secured bonds. The senior secured bonds are due in 2018 and were classified as long-term non-recourse debt on TransAlta’s balance sheet at Dec. 31, 2003. A corresponding note receivable represents amounts advanced to the Zinc Recovery Project which is owned by MidAmerican affiliates and will be repaid concurrent with the repayment of the bonds. The note receivable was also classified as a long-term receivable on TransAlta’s balance sheet at Dec. 31, 2003. The actions taken by CE Gen result in both the senior bonds and the note receivable being considered current.

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27. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to accounting principles generally accepted in the U.S. (U.S. GAAP). Significant differences between Canadian and U.S. GAAP are as follows:

A. Earnings and Earnings Per Share (EPS)

Years ended Dec. 31	Reconciling items	2003	2002	2001
Earnings from continuing operations – Canadian GAAP		$ 257.2	$ 87.7	$ 196.8
Effect of asset retirement obligations adoption – Canadian GAAP	(XI)	–	(9.7)	(14.2)
Derivatives and hedging activities, net of tax	(I)	(4.5)	(3.8)	20.0
Start-up costs, net of tax	(II)	(6.7)	(4.5)	3.6
Preferred securities distributions, net of tax	(III)	(23.0)	(20.9)	(13.1)
Amortization of debt extinguishment, net of tax	(IV)	–	0.8	0.8
Recognition of debt extinguishment, net of tax	(IV)	11.1	–	–
Income taxes – rate change adjustment	(V)	–	–	20.0
Amortization of pension transition adjustment	(VI)	(4.6)	(5.8)	(4.5)
Earnings from continuing operations – U.S. GAAP		229.5	43.8	209.4
Earnings from discontinued operations – Canadian and U.S. GAAP		–	12.8	45.1
Net gain on disposal of discontinued operations – Canadian and U.S. GAAP		–	120.0	–
Net earnings before change in accounting principle – U.S. GAAP		229.5	176.6	254.5
Cumulative effect of change in accounting principle, net of tax	(XI)	52.5	–	0.2
Net income – U.S. GAAP		$ 282.0	$ 176.6	$ 254.7
Cumulative effect of change in accounting principle, net of tax	(I, VIII)	–	–	(38.5)
Foreign currency cumulative translation adjustment	(I, VIII)	8.2	(16.8)	(5.4)
Gain (loss) on derivative instruments, net of tax	(I, VIII)	8.8	(51.5)	10.0
Registered pension alternate minimum liability	(VI)	0.6	(1.7)	–
Comprehensive income – U.S. GAAP		$ 299.6	$ 106.6	$ 220.8
Basic EPS – U.S. GAAP				
Earnings from continuing operations		$ 1.24	$ 0.26	$ 1.24
Earnings from discontinued operations		–	0.07	0.27
Net gain on disposal of discontinued operations		–	0.71	–
Cumulative effect of change in accounting principle		0.28	–	–
Net earnings		$ 1.52	$ 1.04	$ 1.51
Diluted EPS – U.S. GAAP				
Earnings from continuing operations		$ 1.24	$ 0.26	$ 1.22
Earnings from discontinued operations		–	0.07	0.27
Net gain on disposal of discontinued operations		–	0.71	–
Cumulative effect of change in accounting principle		0.28	–	–
Net earnings		$ 1.52	$ 1.04	$ 1.49

CONSOLIDATED FINANCIAL STATEMENTS 95

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B. Balance Sheet Information
	Reconciling items		2 0 0 3		2 0 0 2
		Cdn GAAP	U.S. GAAP	Cdn GAAP	U.S. GAAP

Assets
Current derivative assets	(I)	$–	$6.9	$–	$8.3
Accounts receivable	(IX)	410.2	409.3	419.0	417.5
Income taxes receivable	(I, II, IV)	108.9	126.3	111.5	120.7
Investments	(X)	5.0	189.4	32.2	271.9
Property, plant and equipment, net	(II)	6,316.9	6,314.0	6,007.4	6,015.8
Long-term derivative assets	(I,XII)	–	102.8	–	53.3
Other assets	(I, II, III)	214.3	77.4	110.6	57.4
Liabilities
Accounts payable and accrued liabilities	(VI)	547.2	517.2	472.2	436.7
Current derivative liabilities	(I)	–	40.3	–	27.6
Long-term debt	(I, III, X)	2,978.3	3,660.9	2,351.2	3,087.6
Deferred credits and other long-term liabilities	(I, IV, XII)	359.3	364.5	452.8	526.9
Long-term derivative liabilities	(I)	–	12.2	–	133.1
Future or deferred income tax liability	(I, II, III, IV, V, VI)	686.7	676.9	402.1	339.1
Non-controlling interest	(II)	477.9	475.6	263.0	263.0
Equity
Preferred securities	(III)	450.8	–	451.7	–
Common shares	(IX)	1,555.7	1,554.8	1,226.2	1,224.7
Retained earnings	(I, II ,IV, V, VI)	933.9	936.0	884.7	839.0
Cumulative translation adjustment	(I, VIII)	(29.0)	–	(18.8)	–
Accumulated other comprehensive income	(I, VIII)	–	(106.1)	–	(123.7)

C.	Reconciling Items
I.	Derivatives and Hedging Activities
i.	Fair Value Hedging Strategy The corporation enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure. The swaps modify exposure to interest rate risk by converting a portion of the corporation’s fixed-rate debt to a floating rate.

The corporation’s fair value hedges resulted in no net impact to income in the years ended Dec. 31, 2003 and 2002 related to the ineffective portion of its hedging instruments (inclusive of the time value of money) as well as the portion of the hedging instrument excluded from the assessment of hedge effectiveness.

ii. Cash Flow Hedging Strategy In the year ended Dec. 31, 2003 the corporation’s cash flow hedges resulted in an after-tax loss of $1.9 million (2002 – $nil) related to the ineffective portion of its hedging instruments, and an after-tax gain of $2.0 million (2002 – $nil) related to the portion of the hedging instrument excluded from the assessment of hedge effectiveness.

In November 2003, forward starting swaps with a notional amount of US$200.0 million and treasury and spread locks with a notional amount of $100.0 million were settled and debt was issued, resulting in an after-tax loss of $25.3 million. The loss will be reclassified from other comprehensive income (OCI) into income as interest expense is recognized on the debt.

In June 2002, forward starting swaps with a notional amount of US$125.0 million were settled and debt was issued, resulting in an after-tax loss of $6.7 million. The loss will be reclassified from accumulated other comprehensive income (AOCI) into income as interest expense is recognized on the debt.

Over the next 12 months, the corporation estimates that $6.0 million of after-tax losses that arose from cash flow hedges will be reclassified from OCI to net earnings. The corporation also estimates that $3.7 million of after-tax losses on cash flow hedging instruments that arose on adoption of Statement 133 will be reclassified from AOCI to earnings. These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from OCI to earnings (positive or negative) will be for the next 12 months.

iii. Net Investment Hedges The company uses cross-currency interest rate swaps, forward sales contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia and Mexico. Realized and unrealized gains and losses from these hedges are included in OCI, with the related amounts due to or from counterparties included in other assets, long-term debt and other liabilities.

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In the year ended Dec. 31, 2003, the corporation recognized an after-tax gain of $8.2 million (2002 – $16.8 million after-tax loss) on its net investment hedges, included in OCI.

In the year ended Dec. 31, 2003, the corporation recognized after-tax gains of $0.2 million (2002 – $nil), related to ineffectiveness of net investment hedges.

iv. Other Hedging Activities In the year ended Dec. 31, 2003 the corporation recognized pre-tax losses of $0.7 million (2002 – $1.1 million gains) related to hedging activities that do not qualify for hedge accounting under Statement 133.

II. Start-up Costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP, which also results in decreased depreciation and amortization expense under U.S. GAAP.

III. Preferred Securities

Under U.S. GAAP, the corporation's preferred securities are considered to be entirely debt with no equity component, whereas under Canadian GAAP, these preferred securities have both a debt and equity component. Accordingly, the preferred securities distributions are classified as an expense under U.S. GAAP rather than a direct charge to retained earnings. Under U.S. GAAP, the costs associated with the issuance of the preferred securities are recorded as an asset whereas under Canadian GAAP, these costs, net of tax, are charged to preferred securities.

IV. Debt Extinguishment

Under U.S. GAAP, the premium on redemption of long-term debt related to the 1998 limited partnership transaction was recorded when incurred, whereas for Canadian GAAP the loss was being amortized to earnings over the period of the limited partnership (20 years). As the buyback option was terminated in connection with the sale of the Sheerness plant *(Note 4)*, the deferred amount was recognized for Canadian GAAP in earnings in 2003.

V. Income Taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP would be as follows:

Dec. 31	2003	2002
Future income tax liability (net) under Canadian GAAP	**$ (556.6)**	$ (328.3)
Asset retirement obligation	**–**	30.2
Derivatives	**31.3**	48.8
Start-up costs	**(2.3)**	(2.3)
Preferred securities	**(5.1)**	(6.2)
Debt extinguishment	**–**	9.7
Employee future benefits	**(14.1)**	(17.2)
	$ (546.8)	$ (265.3)

Comprised of the following:

Dec. 31	2003	2002
Current deferred income tax assets	**$ 29.4**	$ 18.7
Long-term deferred income tax assets	**105.3**	72.2
Current deferred income tax liabilities	**(4.6)**	(17.1)
Long-term deferred income tax liabilities	**(676.9)**	(339.1)
	$ (546.8)	$ (265.3)

VI. Employee Future Benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989. It was not feasible to apply this standard using this effective date. The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the Securities and Exchange Commission (SEC) and is amortized over 10 years.

CONSOLIDATED FINANCIAL STATEMENTS 97

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VII. Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VIII. Other Comprehensive Income (Loss)
The changes in the components of OCI were as follows:

Years ended Dec. 31	2 0 0 3	2 0 0 2	2 0 0 1

Cumulative effect of accounting change, net of tax	$–	$–	$(38.5)
Net gain (loss) on derivative instruments:
Unrealized gain (loss), net of tax of $3.6 million	5.4	(55.5)	0.5
Reclassification adjustment for gain included in net income, net of tax of $2.2 million	3.4	4.0	9.5

Net gain (loss) on derivative instruments	8.8	(51.5)	10.0
Translation adjustments	8.2	(16.8)	(5.4)
Registered pension alternate minimum liability	0.6	(1.7)	–

Other comprehensive income (loss)	$17.6	$(70.0)	$(33.9)

The components of AOCI were:

	2 0 0 3	2 0 0 2	2 0 0 1

Net loss on derivative instruments	$(71.2)	$(80.0)	$(28.5)
Translation adjustments	(33.8)	(42.0)	(25.2)
Registered pension alternate minimum liability	(1.1)	(1.7)	–

Accumulated other comprehensive loss	$(106.1)	$(123.7)	$(53.7)

IX. Share Capital

Under U.S. GAAP, amounts receivable for share capital should be recorded as a deduction from shareholders’ equity. Under the corporation’s employee share purchase plan, accounts receivable for share purchases at Dec. 31, 2003 were $0.9 million (2002 – $1.5 million).

X. Right of Offset Agreement

The corporation has a New Zealand bank deposit that has been offset with a New Zealand bank facility under a right of offset agreement. The arrangement does not qualify for offsetting under U.S. GAAP.

XI. Asset Retirement Obligations

FASB issued Statement 143, Asset Retirement Obligations, which requires asset retirement obligations to be measured at fair value and recognized when the obligation is incurred. A corresponding amount is capitalized as part of the asset’s carrying amount and depreciated over the asset’s useful life. Statement 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. TransAlta adopted the provisions of Statement 143 effective Jan. 1, 2003.

In accordance with Canadian GAAP, the asset retirement obligations standard was adopted retroactively with restatement of prior periods. Under U.S. GAAP, the impact of adopting Statement 143 was recognized as a cumulative effect of a change in accounting principle as of Jan. 1, 2003, the beginning of the fiscal year in which the Statement was first applied. The change resulted in an after-tax increase in net earnings of $52.5 million, ($82.7 million pre-tax). Had the change in accounting principle been applied retroactively, basic and diluted earnings per share under U.S. GAAP for the year ended Dec. 31, 2002 would have been $1.10 and $1.10 per share, respectively, and basic and diluted earnings per share under U.S. GAAP for the year ended Dec. 31, 2001 would have been $1.59 and $1.57 per share, respectively.

XII. Guarantees

TransAlta accounts for guarantees and related contracts, for which it is the guarantor, under FASB Interpretation No. 45 (FIN 45),

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.

In accordance with FIN 45, upon issuance or modification of a guarantee on or after Jan. 1, 2003, the corporation recognizes a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under the guarantee. TransAlta reduces the obligation over the term of the guarantee or related contract in a systematic and rational method as risk is reduced under the obligation.

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27. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to accounting principles generally accepted in the U.S. (U.S. GAAP). Significant differences between Canadian and U.S. GAAP are as follows:

A. Earnings and Earnings Per Share (EPS)

Years ended Dec. 31	Reconciling items	2003	2002	2001
Earnings from continuing operations – Canadian GAAP		$ 257.2	$ 87.7	$ 196.8
Effect of asset retirement obligations adoption – Canadian GAAP	(XI)	–	(9.7)	(14.2)
Derivatives and hedging activities, net of tax	(I)	(4.5)	(3.8)	20.0
Start-up costs, net of tax	(II)	(6.7)	(4.5)	3.6
Preferred securities distributions, net of tax	(III)	(23.0)	(20.9)	(13.1)
Amortization of debt extinguishment, net of tax	(IV)	–	0.8	0.8
Recognition of debt extinguishment, net of tax	(IV)	11.1	–	–
Income taxes – rate change adjustment	(V)	–	–	20.0
Amortization of pension transition adjustment	(VI)	(4.6)	(5.8)	(4.5)
Earnings from continuing operations – U.S. GAAP		229.5	43.8	209.4
Earnings from discontinued operations – Canadian and U.S. GAAP		–	12.8	45.1
Net gain on disposal of discontinued operations – Canadian and U.S. GAAP		–	120.0	–
Net earnings before change in accounting principle – U.S. GAAP		229.5	176.6	254.5
Cumulative effect of change in accounting principle, net of tax	(XI)	52.5	–	0.2
Net income – U.S. GAAP		$ 282.0	$ 176.6	$ 254.7
Cumulative effect of change in accounting principle, net of tax	(I, VIII)	–	–	(38.5)
Foreign currency cumulative translation adjustment	(I, VIII)	8.2	(16.8)	(5.4)
Gain (loss) on derivative instruments, net of tax	(I, VIII)	8.8	(51.5)	10.0
Registered pension alternate minimum liability	(VI)	0.6	(1.7)	–
Comprehensive income – U.S. GAAP		$ 299.6	$ 106.6	$ 220.8
Basic EPS – U.S. GAAP				
Earnings from continuing operations		$ 1.24	$ 0.26	$ 1.24
Earnings from discontinued operations		–	0.07	0.27
Net gain on disposal of discontinued operations		–	0.71	–
Cumulative effect of change in accounting principle		0.28	–	–
Net earnings		$ 1.52	$ 1.04	$ 1.51
Diluted EPS – U.S. GAAP				
Earnings from continuing operations		$ 1.24	$ 0.26	$ 1.22
Earnings from discontinued operations		–	0.07	0.27
Net gain on disposal of discontinued operations		–	0.71	–
Cumulative effect of change in accounting principle		0.28	–	–
Net earnings		$ 1.52	$ 1.04	$ 1.49

CONSOLIDATED FINANCIAL STATEMENTS 95

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E L E V E N - Y E A R   F I N A N C I A L   &   S T A T I S T I C A L   S U M M A R Y *

( M I L L I O N S O F C A N A D I A N D O L LA R S , E X C E P T W H E R E N O T E D )	2 0 0 3	2 0 0 2	2 0 0 1

FINANCIAL SUMMARY
Earnings statement
Revenues	$2,508.6	$1,814.9)1	$2,559.5)1
Operating income	$553.7	$223.9)2	$468.9)2
Net earnings applicable to common shareholders	$234.2	$189.9	$214.6

Balance sheet
Total assets	$8,420.2	$7,419.6	$7,877.9
Short-term debt, net of cash and interest-earning investments	(35.2)	146.7	475.2
Long-term debt	3,162.1	2,706.6	2,511.1
Preferred shares of a subsidiary	–	–	–
Other non-controlling interests	477.9	263.0	281.0
Preferred securities	450.8	451.7	452.6
Common shareholders’ equity	2,460.6	2,039.6	1,989.7
Total invested capital	$6,516.2	$5,607.6	$5,709.6

Cash flow
Cash flow from operating activities	$756.5	$437.7	$715.6
Cash flow used in investing activities	$(535.1)	$(36.2)	$(1,076.9)

Common share information (per share)
Net earnings	$1.26	$1.12	$1.27
Dividends declared	$1.00	$1.00	$1.00
Book value (at year-end)	$12.90	$12.01	$11.82
Market price:
High	$19.55	$23.95	$30.13
Low	$15.36	$16.69	$19.15
Close (TSX at Dec. 31)	$18.53	$17.11	$21.60

Ratios (percentage except where noted)
Debt/invested capital	47.9	50.9	52.3
Return on common shareholders’ equity	10.3	3.5	10.9
Return on invested capital	9.1	4.0	8.7
Cash flow to total debt	17.9	16.1	21.8
Dividend payout	79.0	241.8	78.5
Dividend yield	5.4	5.8	4.6
Price/earnings multiple	14.7	41.7	17.3
Weighted average common shares for year (in millions)	185.3	169.6	169.0
Common shares outstanding at Dec. 31 (in millions)	190.7	169.8	168.3

STATISTICAL SUMMARY
Number of employees	2,563	2,573	2,656
Generating capacity (net MW)[3]:
Hydro	801	801	800
Coal	4,777	4,966	5,090
Gas	2,499	1,333	1,108
Renewables	245	44	–
Total generating capacity	8,322	7,144	6,998
Total generation production (GWh)[4]	53,134	46,877	44,136

*	Prior years have not been restated to conform with the current year’s presentation.
1	2002 and 2001 Energy Marketing real-time trading contract revenues restated to be presented on a gross basis.
2	Includes discontinued operations.
3	Represents TransAlta’s ownership.
4	Includes discontinued operations.

Ratio Formulas

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments)/(debt + preferred shares + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations/average of opening and closing common equity

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2 0 0 0	1 9 9 9	1 9 9 8	1 9 9 7	1 9 9 6	1 9 9 5	1 9 9 4	1 9 9 3

$1,587.0	$1,029.4	$1,089.9	$1,656.4	$1,515.6	$1,330.5	$1,261.0	$1,208.3
$604.6)2	$442.0)2	$660.1)2	$586.6	$570.6	$591.4	$588.7	$573.5
$279.8	$170.1	$211.4	$182.6	$181.0	$181.7	$186.9	$183.8

$7,627.1	$6,038.4	$5,392.6	$4,882.2	$4,804.4	$4,346.9	$3,969.7	$4,060.8
220.5	(173.6)	(149.4)	(20.3)	13.3	1.3	84.8	37.1
2,201.4	2,177.4	1,903.6	2,198.0	2,364.0	2,009.0	1,584.5	1,748.8
121.6	268.3	268.4	267.6	270.5	371.9	462.8	549.0
253.4	377.4	503.3	162.9	164.4	73.3	–	–
292.0	287.1	–	–	–	–	–	–
1,957.4	1,835.6	1,855.0	1,594.3	1,582.3	1,542.7	1,515.0	1,477.6
$5,046.3	$4,772.2	$4,380.9	$4,202.5	$4,394.5	$3,998.2	$3,647.1	$3,812.5

$188.7	$422.0	$470.7	$666.4	$563.2	$430.7	$422.9	$363.9
$(205.0)	$(988.8)	$(137.2)	$(319.7)	$(459.9)	$(361.3)	$(152.7)	$(295.8)

$1.66	$1.00	$1.31	$1.14	$1.14	$1.14	$1.18	$1.16
$1.00	$1.00	$0.99	$0.98	$0.98	$0.98	$0.98	$0.98
$11.61	$10.85	$10.94	$9.96	$9.92	$9.71	$9.54	$9.31

$22.55	$25.15	$25.40	$22.75	$18.20	$14.88	$16.25	$15.50
$13.20	$12.25	$18.20	$15.10	$14.25	$13.00	$13.13	$12.63
$22.00	$14.15	$22.60	$22.55	$17.25	$14.63	$14.50	$15.25

48.0	45.6	40.0	51.8	54.1	50.3	45.8	46.8
11.7	9.2	12.3	11.5	11.6	11.9	12.5	12.6
12.3	9.7	15.4	13.7	13.6	15.5	15.8	15.3
25.3	21.7	22.8	22.0	22.1	24.0	23.9	25.5
75.8	99.7	75.8	85.7	86.2	85.7	83.3	84.6
4.6	7.1	4.4	4.4	5.7	6.7	6.8	6.4
16.7	14.2	17.3	19.8	15.1	12.8	12.3	13.2
168.8	169.5	161.3	159.7	159.2	158.9	158.8	158.7
168.6	169.2	169.6	160.0	159.5	158.9	158.8	158.7

2,363	2,679	2,455	2,667	3,099	2,128	2,213	2,435

800	800	800	800	800	800	800	800
5,016	3,676	3,676	3,676	3,676	3,676	3,676	3,676
1,054	1,464	1,008	832	815	485	485	375
–	–	–	–	–	–	–	–
6,870	5,940	5,484	5,308	5,291	4,961	4,961	4,851
40,644	37,771	39,001	36,401	34,264	33,373	32,171	30,295

Return on invested capital = operating income/average annual invested capital

Cash flow to total debt = cash flow from operations before changes in working capital divided by two-year average of total debt

Dividend payout = dividends/net earnings excluding gain on discontinued operations

Dividend yield = common share dividends/current year’s close price

Price/earnings multiple = current year’s close/earnings per share from continuing operations

E L E V E N - Y E A R   F I N A N C I A L   &    S T A T I S T I C A L    S U M M A R Y 101

GLOSSARY

Alberta PPA Alberta power purchase arrangement borne through legislation to separate generator from the market.

Ancillary Services Services provided by a generation facility that support the electricity infrastructure (e.g. automatic generation control and spinning reserves).

Availability A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Baseload The minimum amount of electric power delivered or required over a given period of time at a steady rate.

Boiler A device for generating steam for power, processing, or heating purposes or for producing hot water for heating purposes or hot water supply. Heat from an external combustion source is transmitted to a fluid contained within the tubes in the boiler shell.

Btu (British Thermal Unit) A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.

CO_2 Emissions Intensity Amount of carbon dioxide emitted per MWh produced.

Cogeneration A generating facility that produces electricity and another form of useful thermal energy (such as heat or steam), used for industrial, commercial, heating or cooling purposes.

Combined Cycle An electric generating technology in which electricity is produced from otherwise lost waste heat exiting from one or more gas (combustion) turbines. The exiting heat is routed to a conventional boiler or to a heat recovery steam generator for use by a steam turbine in the production of electricity. This process increases the efficiency of the electric generating unit.

Contract Price Price of fuels marketed on a contract basis covering a period of one or more years. Contract prices reflect market conditions at the time the contract was negotiated and therefore remain constant throughout the life of the contract or are adjusted through escalation clauses.

Economic Dispatch The decision to purchase electricity from the spot market (rather than produce it) to fulfill contractual obligations.

Flue Gas Desulfurization Unit (Scrubber) Equipment used to remove sulfur oxides from the combustion gases of a boiler plant before discharge to the atmosphere. Chemicals, such as lime, are used as the scrubbing media.

Force Majeure Literally means "greater force". These clauses excuse a party from liability if some unforeseen event beyond the control of that party prevents it from performing its obligations under the contract.

Forced or Unplanned Outage The shutdown of a generating unit due to unanticipated breakdown.

Generating Unit Any combination of physically connected generator(s), reactor(s), boiler(s), combustion turbine(s) or other prime mover(s) operated together to produce electric power.

Geothermal Plant A plant in which the prime mover is a steam turbine. The turbine is driven either by steam produced from hot water or by natural steam that derives its energy from heat found in rocks or fluids at various depths beneath the surface of the earth. The energy is extracted by drilling and/or pumping.

Gigajoule (GJ) A metric unit of energy commonly used in the energy industry. One GJ equals 947,817 Btu.

Gigawatt A measure of electric power equal to 1,000 megawatts.

Gigawatt Hour (GWh) A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Greenfield Development A new electric power generating facility built from the ground up on a new site.

Heat Rate A measure of conversion, expressed as Btu/MWh, of the amount of thermal energy required to generate electrical energy.

Hydroelectric Plant A plant in which the turbine generators are driven by falling water.

Megawatt (MW) A measure of electric power equal to 1,000,000 watts.

Megawatt Hour (MWh) A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Nameplate Capacity The maximum sustainable output of a generating unit upon completion of construction/installation under ideal operating conditions.

Net Maximum Capacity The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Peaking Plant A plant usually housing old, low-efficiency steam units, gas turbines, diesels or pumped-storage hydroelectric equipment normally used during the peak-load periods.

Production The number of MW produced over a specified time period, excluding ancillary services.

Spark Spread A measure of gross margin per MW (sales price less cost of fuel).

Spot Purchases A single shipment of fuel or volumes of fuel, purchased for delivery within one year. Spot purchases are often made by a user to fulfill a certain portion of energy requirements, to meet unanticipated energy needs or to take advantage of low-fuel prices.

Turbine A machine for generating rotary mechanical power from the energy of a stream of fluid (such as water, steam, or hot gas). Turbines convert the kinetic energy of fluids to mechanical energy through the principles of impulse and reaction, or a mixture of the two.

Turnaround Periodic planned shutdown of a generating unit for maintenance and repairs. Duration is normally in weeks. The time is measured from unit shut-down to putting the unit back online.

Value At Risk (VAR) A measure to manage earnings exposure from trading activities.

GLOSSARY 103

CORPORATE INFORMATION

TRANSALTA CORPORATION OFFICERS

Stephen G. Snyder
President &
Chief Executive Officer

Ian A. Bourne
Executive Vice-President
& Chief Financial Officer

Linda K. Chambers
Executive Vice-President,
Technology

James F. Dinning
Executive Vice-President

Thomas M. Rainwater
Executive Vice-President,
Corporate Development
& Marketing

Robert M. Soeldner
Executive Vice-President,
Operations

Ken Stickland
Executive Vice-President,
Legal

Michael Williams
Senior Vice-President,
Human Resources

Gregory Wilson
Senior Vice-President &
Chief Information Officer

William D.A. Bridge
Vice-President,
Customer & Asset Management

Robert M. Jensen
Vice-President,
Supply Chain Management

Robert J.D. Page
Vice-President,
Sustainable Development

Gregory P. Reinhart
Vice-President,
Generation Human Resources

Marvin J. Waiand
Vice-President & Treasurer

Garth A. Wong
Vice-President & Comptroller

Alison T. Love
Corporate Secretary

Frank Hawkins
Assistant Treasurer

TRANSALTA SUBSIDIARIES

JoAnne C. Butler
President,
TransAlta Mexico, S.A. de C.V.

Richard P. Langhammer*
President,
TransAlta Centralia
Generation LLC & Mining LLC

Frederick M. Gallagher*
Managing Director & CEO,
Vision Quest Windelectric,
a division of TransAlta Energy

Troy A. Morrison
Country Manager,
TransAlta Energy
(Australia) Pty Ltd.

* *TransAlta Corporation officer equivalent*

2003 CHANGES

Garth A. Wong and Robert M. Jensen were appointed as officers of TransAlta Corporation in 2003. Linda K. Chambers returned as an officer of TransAlta Corporation, resigning from the position of President, TransAlta Centralia Generation LLC & Mining LLC in 2003. Alister Cowan, Dawn L. Farrell, James W. Kemp, Robert D. Boguski, Matthew J. Moorman and Brian Walls, all officers of TransAlta Corporation, left in 2003.

2004 CHANGES

Richard W. Way retired as an officer of TransAlta Corporation in 2004. Lonnie S. Enns, an officer of TransAlta Corporation, left in 2004.

Text pages are printed on recycled paper, with a minimum 10 per cent post-consumer waste

*The TransAlta design and TransAlta wordmark are trademarks of TransAlta Corporation

Design_Karo Photography_Jason Stang Production_DaSilva Graphics
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104 TRANSALTA CORPORATION AR/03